UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of November 2015

EXFO Inc.
(Translation of registrant's name into English)

400 Godin Avenue, Quebec City, Quebec, Canada  G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

Signatures
Independent Auditor's Report
Consolidated Balance Sheets
Consolidated Statements of Earnings
Consolidated Statements of Comprehensive Loss
Consolidated Statements of Changes in Shareholders' Equity
Consolidate Statements of Cash Flows
Notes to Consolidated Financial Statements
Management's Discussion and Analysis of Financial Condition and Results of Operations
Cover Letter
Notice of Annual Meeting of Shareholders
Form of Proxy
Management Proxy Circular

In November 2015, EXFO Inc., a Canadian corporation, issued its annual audited financial statements and management's discussion and analysis thereof for its fiscal year ended August 31, 2015. At the same time, it also issued a cover letter, its notice of its annual shareholders' meeting, its form of proxy and its management proxy circular. This report of Form 6-K sets forth said documents.

The Form 6-K containing the Corporation's annual audited financial statements and management's discussion and analysis for its fiscal year ended August 31, 2015, a cover letter, its notice of annual shareholders' meeting, its form of proxy and its management proxy circular are hereby incorporated as documents by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F‑3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.
By: /s/ Germain Lamonde Name: Germain Lamonde Title: President and Chief Executive Officer

Date: November 25, 2015

Independent Auditor's Report

To the Shareholders
EXFO Inc.

We have completed integrated audits of EXFO Inc.'s and its subsidiaries 2015, 2014 and 2013 consolidated financial statements and their internal control over financial reporting as at August 31, 2015. Our opinions, based on our audits are presented below.

Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of EXFO Inc. and its subsidiaries, which comprise the consolidated balance sheets as at August 31, 2015 and August 31, 2014 and the consolidated statements of earnings, comprehensive loss, changes in shareholders' equity and cash flows for each of the three years in the period ended August 31, 2015, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of EXFO Inc. and its subsidiaries as at August 31, 2015 and August 31, 2014 and their financial performance and their cash flows for each of the three years in the period ended August 31, 2015 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting
We have also audited EXFO Inc.'s and its subsidiaries' internal control over financial reporting as at August 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management's responsibility for internal control over financial reporting
Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the section "Management's Annual Report on Internal Control over Financial Reporting" included in Item 15b) of the Annual Report on Form 20-F.

Auditor's responsibility
Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company's internal control over financial reporting.

Definition of internal control over financial reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Inherent limitations
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion
In our opinion, EXFO Inc. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as at August 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO.

Montréal, Québec, Canada
November 25, 2015

1 CPA auditor, CA, public accountancy permit No. A119427

EXFO Inc.
Consolidated Balance Sheets

(in thousands of US dollars)

	As at August 31,
	2015	2014
Assets

Current assets
Cash	$25,864	$54,121
Short-term investments (note 5)	1,487	5,726
Accounts receivable (note 5)
Trade	48,068	46,031
Other	2,384	2,001
Income taxes and tax credits recoverable (note 18)	3,855	3,796
Inventories (note 6)	27,951	35,232
Prepaid expenses	2,801	2,281

	112,410	149,188

Tax credits recoverable (note 18)	35,625	41,745
Property, plant and equipment (notes 7 and 20)	35,695	42,780
Intangible assets (notes 8 and 20)	4,096	7,293
Goodwill (notes 8 and 20)	21,860	26,488
Deferred income tax assets (note 18)	8,900	9,816
Other assets	416	721

	$219,002	$278,031
Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 10)	$34,126	$29,553
Provisions	427	532
Income taxes payable	779	840
Deferred revenue	7,647	8,990

	42,979	39,915

Deferred revenue	2,957	3,319
Deferred income tax liabilities (note 18)	1,524	3,087
Other liabilities	791	340

	48,251	46,661
Commitments (note 11)

Shareholders' equity
Share capital (note 12)	86,045	111,491
Contributed surplus	17,778	16,503
Retained earnings	118,933	113,635
Accumulated other comprehensive loss (note 13)	(52,005)	(10,259)

	170,751	231,370

	$219,002	$278,031

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board
/s/ Germain Lamonde	/s/ Claude Séguin
GERMAIN LAMONDE	CLAUDE SÉGUIN
Chairman, President and CEO	Chairman, Audit Committee

EXFO Inc.
Consolidated Statements of Earnings

(in thousands of US dollars, except share and per share data)

	Years ended August 31,
	2015	2014	2013

Sales (note 20)	$222,089	$230,806	$242,150

Cost of sales (1) (note 16)	85,039	86,836	92,469
Selling and administrative (note 16)	82,200	86,429	88,756
Net research and development (note 16)	44,003	44,846	45,444
Depreciation of property, plant and equipment (note 16)	4,835	4,995	6,028
Amortization of intangible assets (note 16)	2,883	4,398	6,643
Interest and other income	(155)	(326)	(113)
Foreign exchange gain	(7,212)	(1,634)	(4,082)

Earnings before income taxes	10,496	5,262	7,005

Income taxes (note 18)	5,198	4,479	5,664

Net earnings for the year	$5,298	$783	$1,341

Basic and diluted net earnings per share	$0.09	$0.01	$0.02

Basic weighted average number of shares outstanding (000's)	56,804	60,329	60,323

Diluted weighted average number of shares outstanding (000's) (note 19)	57,457	61,015	61,110

(1)    The cost of sales is exclusive of depreciation and amortization, shown separately.

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Consolidated Statements of Comprehensive Loss

(in thousands of US dollars)

	Years ended August 31,
	2015	2014	2013

Net earnings for the year	$5,298	$783	$1,341
Other comprehensive income (loss), net of income taxes
Items that will not be reclassified subsequently to net earnings
Foreign currency translation adjustment	(39,175)	(7,086)	(15,830)
Items that may be reclassified subsequently to net earnings
Unrealized losses on forward exchange contracts	(5,583)	(618)	(1,256)
Reclassification of realized losses on forward exchange contracts in net earnings	2,107	959	(247)
Deferred income tax effect of losses on forward exchange contracts	905	(91)	403

Other comprehensive loss	(41,746)	(6,836)	(16,930)

Comprehensive loss for the year	$(36,448)	$(6,053)	$(15,589)

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Consolidated Statements of Changes in Shareholders' Equity

(in thousands of US dollars)

	Year ended August 31, 2013
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive income (loss)	Total shareholders' equity

Balance as at September 1, 2012	$110,965	$17,298	$111,511	$13,507	$253,281
Exercise of stock options (note 12)	87	–	–	–	87
Redemption of share capital (note 12)	(2,565)	(531)	–	–	(3,096)
Reclassification of stock-based compensation costs (note 12)	1,350	(1,350)	–	–	–
Stock-based compensation costs	–	1,769	–	–	1,769
Net earnings for the year	–	–	1,341	–	1,341
Other comprehensive loss
Foreign currency translation adjustment	–	–	–	(15,830)	(15,830)
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes of $403	–	–	–	(1,100)	(1,100)

Total comprehensive loss for the year					(15,589)

Balance as at August 31, 2013	$109,837	$17,186	$112,852	$(3,423)	$236,452

	Year ended August 31, 2014
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total shareholders' equity

Balance as at September 1, 2013	$109,837	$17,186	$112,852	$(3,423)	$236,452
Exercise of stock options (note 12)	225	–	–	–	225
Redemption of share capital (note 12)	(831)	(106)	–	–	(937)
Reclassification of stock-based compensation costs (note 12)	2,260	(2,260)	–	–	–
Stock-based compensation costs	–	1,683	–	–	1,683
Net earnings for the year	–	–	783	–	783
Other comprehensive income (loss)
Foreign currency translation adjustment	–	–	–	(7,086)	(7,086)
Changes in unrealized losses on forward exchange contracts, net of deferred income taxes of $91	–	–	–	250	250

Total comprehensive loss for the year					(6,053)

Balance as at August 31, 2014	$111,491	$16,503	$113,635	$(10,259)	$231,370

	Year ended August 31, 2015
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total shareholders' equity

Balance as at September 1, 2014	$111,491	$16,503	$113,635	$(10,259)	$231,370
Redemption of share capital (note 12)	(26,827)	1,333	–	–	(25,494)
Reclassification of stock-based compensation costs (note 12)	1,381	(1,381)	–	–	–
Stock-based compensation costs	–	1,323	–	–	1,323
Net earnings for the year	–	–	5,298	–	5,298
Other comprehensive loss
Foreign currency translation adjustment	–	–	–	(39,175)	(39,175)
Changes in unrealized losses on forward exchange contracts, net of deferred income taxes of $905	–	–	–	(2,571)	(2,571)

Total comprehensive loss for the year					(36,448)

Balance as at August 31, 2015	$86,045	$17,778	$118,933	$(52,005)	$170,751

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Consolidated Statements of Cash Flows

(in thousands of US dollars)

	Years ended August 31,
	2015	2014	2013
Cash flows from operating activities
Net earnings for the year	$5,298	$783	$1,341
Add (deduct) items not affecting cash
Stock-based compensation costs	1,295	1,696	1,768
Depreciation and amortization	7,718	9,393	12,671
Deferred revenue	396	(804)	(1,266)
Deferred income taxes	565	891	2,951
Changes in foreign exchange gain/loss	(3,842)	(491)	(1,091)
	11,430	11,468	16,374
Changes in non-cash operating items
Accounts receivable	(10,828)	3,578	(14,765)
Income taxes and tax credits	(2,062)	1,447	(4,205)
Inventories	820	(734)	2,916
Prepaid expenses	(982)	210	993
Other assets	61	92	(703)
Accounts payable and accrued liabilities and provisions	8,132	3,832	(2,373)
Other liabilities	(87)	(107)	(258)
	6,484	19,786	(2,021)
Cash flows from investing activities
Additions to short-term investments	(20,067)	(34,222)	(54,489)
Proceeds from disposal and maturity of short-term investments	23,685	33,208	57,514
Additions to capital assets (notes 7 and 8)	(5,933)	(7,931)	(8,026)
	(2,315)	(8,945)	(5,001)
Cash flows from financing activities
Repayment of long-term debt	–	(307)	(589)
Exercise of stock options	–	225	87
Redemption of share capital (note 12)	(25,494)	(937)	(3,096)
	(25,494)	(1,019)	(3,598)

Effect of foreign exchange rate changes on cash	(6,932)	(1,087)	(2,862)

Change in cash	(28,257)	8,735	(13,482)
Cash – Beginning of year	54,121	45,386	58,868
Cash – End of year	$25,864	$54,121	$45,386

Supplementary information
Income taxes paid	$1,491	$1,272	$1,373

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Note to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

1	Nature of Activities and Incorporation

EXFO Inc. and its subsidiaries (together "EXFO" or the company) design, manufacture and market test, service assurance and network visibility solutions for fixed and mobile network operators, web-scale service providers as well as equipment manufacturers in the global telecommunications industry.

EXFO is a company incorporated under the Canada Business Corporations Act and domiciled in Canada. The address of its headquarters is 400 Godin Avenue, Quebec, Province of Quebec, Canada, G1M 2K2.

These consolidated financial statements were authorized for issue by the Board of Directors on November 25, 2015.

2	Basis of Presentation

These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). The company has consistently applied the same accounting policies through all periods presented.

These IFRS consolidated financial statements have been prepared based on the following accounting policies:

Basis of measurement

These consolidated financial statements have been prepared under the historical cost convention, except for the revaluation of derivative financial instruments and available-for-sale investments.

Consolidation

These consolidated financial statements include the accounts of the company and its domestic and international subsidiaries. Intercompany accounts and transactions have been eliminated.

Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sales of goods and services in the ordinary course of business.

Sales of goods

Revenue from the sales of goods, which represents the majority of the sales of the company, is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer, usually upon delivery of the goods. Revenue is recorded based on the price specified in the sales arrangements.

Maintenance contracts

Maintenance contracts are usually offered to customers for periods of 12 to 36 months. They generally include the right to unspecified software upgrades and enhancements on a when-and-if-available basis as well as customer service. Revenue from these contracts is recognized ratably over the terms of the maintenance contracts on a straight-line basis.

EXFO Inc.
Note to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Extended warranties

Extended warranties are usually offered to customers for periods of 6 to 48 months. Revenue from these extended warranties is recognized ratably over the warranty period on a straight-line basis.

Multiple-component arrangements

When a sales arrangement includes multiple separately identifiable components such as goods, extended warranties, maintenance contracts, installation and training, the revenue recognition criteria are applied to each separately identifiable component. A component is considered separately identifiable if the delivered item has value to the customer on a stand-alone basis and the fair value associated with the component can be measured reliably. The company allocates the selling price of a multiple-component arrangement to each component based on the fair value of each component in relation to the fair value of the arrangement as a whole.

Sales arrangements may include acceptance clauses. When a sales arrangement does include an acceptance provision, acceptance occurs upon the earliest of receipt of a written customer acceptance or expiration of the acceptance period. For these sales arrangements, the sale is recognized when acceptance occurs.

Presentation currency

The functional currency of the company is the Canadian dollar. The company has adopted the US dollar as its presentation currency as it is the most commonly used reporting currency in its industry. The consolidated financial statements are translated into the presentation currency as follows: assets and liabilities are translated at the exchange rate in effect on the date of the balance sheet; revenues and expenses are translated at the monthly average exchange rate. The foreign currency translation adjustment arising from such translation is included in accumulated other comprehensive income in the shareholders' equity.

Foreign currency transactions

Transactions denominated in currencies other than the functional currency are translated into the relevant functional currency as follows: Monetary assets and liabilities are translated at the exchange rate in effect on the date of the balance sheet, and revenues and expenses are translated at the exchange rate in effect on the date of the transaction.
 Non-monetary assets and liabilities measured at historical cost and denominated in a foreign currency are translated using the exchange rate at the date of the transaction, whereas non-monetary items that are measured at fair value and denominated in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Foreign exchange gains and losses arising from such translation are included in the consolidated statements of earnings.

Financial instruments

The classification of financial instruments depends on the intended purpose when the financial instruments were acquired or issued, as well as on their characteristics and designation by the company.

Classification

Financial assets

Cash	Loans and receivables
Short-term investments	Available for sale
Accounts receivable	Loans and receivables
Other assets	Loans and receivables

EXFO Inc.
Note to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Financial liabilities

Accounts payable and accrued liabilities	Other financial liabilities

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available for sale, or are not classified in any of the other categories. They are initially recognized at fair value plus transaction costs and they are subsequently measured at fair value. After their initial recognition, any changes in their fair value are reflected in other comprehensive income.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After their initial measurement at fair value plus transaction costs, they are carried at amortized cost, using the effective interest rate method, which generally corresponds to the nominal amount due to their short-term maturity.

Other financial liabilities

Other financial liabilities are non-derivative financial liabilities initially measured at fair value plus transaction costs and they are subsequently carried at amortized cost, using the effective interest rate method, which generally corresponds to the nominal amount due to their short-term maturity.

Derivative financial instruments and hedging activities

Forward exchange contracts are utilized by the company to manage its foreign currency exposure. Forward exchange contracts are entered into by the company to hedge anticipated US-dollar-denominated sales and the related accounts receivable as well as Indian-rupee-denominated operating expenses and the related accounts payable. The company's policy is not to utilize those derivative financial instruments for trading or speculative purposes.

The company's forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

They are initially recorded at fair value plus transaction costs and they are subsequently measured at fair value. The fair value of forward exchange contracts is determined using quoted prices and forward exchange rates at the balance sheet date, with the resulting value discounted back to present value. After initial recognition, the effective portion of changes in their fair value is reflected in other comprehensive income. Any ineffective portion is recognized immediately in the consolidated statements of earnings. Upon the recognition of related hedged sales and operating expenses, accumulated changes in fair value are respectively reclassified in sales and net research and development expenses in the consolidated statements of earnings.

At the inception of a hedge relationship, the company formally designates and documents the hedge relationship to which the company wishes to apply hedge accounting, the risk management objectives, the hedging instrument, the hedged item and the method used to test effectiveness. The company assesses effectiveness of the hedge relationship at inception and on an ongoing basis using the dollar-offset method.

Fair value hierarchy

The company classifies its derivative and non-derivative financial assets and liabilities measured at fair value using the fair value hierarchy as follows:

EXFO Inc.
Note to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Level 1:	Quoted prices (unadjusted) in active market for identical assets or liabilities;

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset and liability, either directly or indirectly;

Level 3:	Unobservable inputs for the asset or liability.

The company's short-term investments and forward exchange contracts are measured at fair value at each balance sheet date. The company's short-term investments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. The company's forward exchange contracts are classified within Level 2 of the fair value hierarchy because they are valued using quoted prices and forward foreign exchange rates at the balance sheet dates.

Short-term investments

All investments with original terms to maturity of three months or less and that are not required for the purposes of meeting short-term cash requirements are classified as short-term investments. Short-term investments are classified as available-for-sale financial assets; therefore, they are carried at fair value in the balance sheet, and any changes in their fair value are reflected in other comprehensive income. Upon the disposal or maturity of these assets, accumulated changes in their fair value are reclassified in the consolidated statements of earnings.

Inventories

Inventories are valued on an average cost basis, at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

The cost of work in progress and finished goods includes material, labor and an allocation of manufacturing overhead.

Property, plant and equipment and depreciation

Property, plant and equipment are recorded at cost, net of accumulated depreciation and accumulated impairment losses. Such cost is reduced by related research and development tax credits.

Depreciation is provided on a straight-line basis over the estimated useful lives of the asset as follows:

Term
Land improvements	15 years
Buildings	20 to 60 years
Equipment	3 to 15 years
Leasehold improvements	The lesser of useful life and remaining lease term

The assets' residual values and useful lives are reviewed at each financial year-end, and adjusted prospectively, if appropriate.

EXFO Inc.
Note to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Intangible assets, goodwill and amortization

Intangible assets

Intangible assets with finite useful lives primarily include the cost of core technology, customer relationships, brand name and software. The cost of intangible assets acquired in a business combination is the fair value of the assets at the date of acquisition. Following initial recognition, intangible assets are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is provided on a straight-line basis over the estimated useful lives of five years for core technology, customer relationships and brand name, and four and ten years for software. None of the company's intangible assets were developed internally.

The amortization method and the useful lives of intangible assets are reviewed at each financial year-end, and adjusted prospectively, if appropriate.

Goodwill

Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value of net identifiable assets acquired, and is allocated to each cash-generating unit (CGU) or group of CGUs that are expected to benefit from the related business combination. A group of CGUs represents the lowest level within the company at which the goodwill is monitored for internal management purposes, which is not higher than an operating segment. Goodwill is not amortized but must be tested for impairment on an annual basis or more frequently if events or circumstances indicate that it might be impaired.

Research and development

All costs related to research are expensed as incurred, net of related tax credits and grants. Development costs are expensed as incurred, net of related tax credits and grants, unless they meet the recognition criteria of IAS 38, "Intangible Assets'', in which case they are capitalized, net of related tax credits and grants and amortized on a straight-line basis over the estimated benefit period. Research and development expenses are mainly comprised of salaries and related expenses, material costs as well as fees paid to third-party consultants. As at August 31, 2014 and 2015, the company had not capitalized any development costs.

The company elected to account for non-refundable research and development tax credits under IAS 20, "Accounting for Governmental Grants and Disclosures of Governmental Assistance'', and as such, these tax credits are presented against gross research and development expenses in the consolidated statements of earnings. Non-refundable research and development tax credits are included in earnings or deducted from the related assets, provided there is reasonable assurance that the company has complied and will comply with the conditions related to the tax credits and that the tax credits will be received.

Impairment of non-financial assets

The company assesses at each reporting date whether there is an indication that the carrying value of property, plant and equipment and finite-life intangible assets may not be recoverable. Non-financial assets that are not amortized (such as goodwill) are subject to an annual impairment test. If any indication exists, or when annual impairment testing is required, the company estimates the asset or asset group's recoverable amount. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (CGUs). The recoverable amount is the higher of an asset or CGU's fair value less costs of disposal and its value in use. Where the carrying value of an asset or CGU exceeds its recoverable amount, the asset or the CGU is considered impaired and is written down to its recoverable amount. The company performs its annual goodwill impairment test in the fourth quarter of each fiscal year.

EXFO Inc.
Note to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

For property, plant and equipment and finite-life intangible assets, the reversal of impairment is limited so that the carrying value of the asset does not exceed its recoverable amount, nor exceed the carrying value that would have been determined, net of depreciation or amortization, had no impairment loss been recognized for the asset in prior periods. Impairment losses on goodwill are not reversed.

Leases

Operating leases are leases for which the company does not assume substantially all the risks and rewards of ownership of the asset. Operating lease rentals are charged to the consolidated statements of earnings on a straight-line basis over the lease term.

As at August 31, 2014 and 2015, all significant leases of the company were classified as operating leases.

Government grants

Grants related to operating expenses are included in earnings when the related expenses are incurred. Grants related to capital expenditures are deducted from the related assets. Grants are included in the consolidated statements of earnings or deducted from the related assets, provided there is reasonable assurance that the company has complied and will comply with all the conditions related to the grants and that the grants will be received.

Warranty

The company offers its customers basic warranties of one to three years, depending on the specific products and terms of the purchase agreement. The company's typical warranties require it to repair or replace defective products during the warranty period at no cost to the customer. Costs related to basic warranties are accrued at the time of shipment, based upon estimates of expected rework and warranty costs to be incurred. Costs associated with separately priced extended warranties are expensed as incurred.

Income taxes

Income taxes comprise current and deferred income taxes.

Current income taxes

Current income tax assets and liabilities for the current and prior years are measured at the amount expected to be recovered or paid to the taxation authorities. Income tax rates used to calculate the amount are those that are enacted or substantively enacted at the balance sheet dates in the tax jurisdictions where the company generates taxable income/loss.

Deferred income taxes

The company provides for deferred income taxes using the liability method. Under this method, deferred income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities as well as the carry-forward of unused tax losses and deductions, using enacted or substantively enacted income tax rates at the balance sheet dates, that are expected to be in effect for the years in which the assets are expected to be recovered or the liabilities to be settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable income will be available against which the deductible temporary differences as well as unused tax losses and deductions can be utilized.

EXFO Inc.
Note to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Deferred tax liabilities are recognized for all taxable temporary differences and for taxable temporary differences arising on investments in subsidiaries, except where the reversal of these temporary differences can be controlled and it is probable that the differences will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are presented as non-current in the consolidated balance sheets.

Uncertain tax positions

The company is subject to income tax laws and regulations in several jurisdictions. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain. The company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The company reviews the adequacy of these provisions at the end of the reporting periods and any changes in the provisions are recognized in the consolidated statements of earnings when they occur. However, it is possible that at some future dates, liabilities in excess of the company's provisions could result from audits by, or litigation with, the relevant taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will be recognized in the consolidated statement of earnings in the period in which such determination is made.

Earnings per share

Basic earnings per share are calculated by dividing net earnings attributable to common equity holders of the company by the weighted average number of common shares outstanding during the year.

Diluted earnings per share are calculated by dividing net earnings attributable to common equity holders of the company by the weighted average number of common shares outstanding during the year, plus the effect of dilutive potential common shares outstanding during the year. This method requires that diluted earnings per share be calculated (using the treasury stock method) as if all dilutive potential common shares had been exercised at the latest at the beginning of the year or on the date of issuance, as the case may be, and that the funds obtained thereby (plus an amount equivalent to the unamortized portion of related stock-based compensation costs) be used to purchase common shares of the company at the average market price of the common shares during the year.

Stock-based compensation

Equity-settled awards

The company's stock options, restricted share units and deferred share units are equity-settled awards. The company accounts for stock-based compensation costs on equity-settled awards using the Black-Scholes option valuation model. The fair value of equity-settled awards is measured at the date of grant. Stock-based compensation costs are amortized to expense over the vesting periods together with a corresponding change in contributed surplus in the shareholders' equity. For equity-settled awards with graded vesting, each tranche is considered a separate grant with a different vesting date and fair value, and each tranche are accounted for separately.

Cash-settled awards

The company's stock appreciation rights are cash-settled awards. The company accounts for stock-based compensation costs on cash-settled awards using the Black-Scholes option valuation model. The fair value of the cash-settled awards is remeasured at the end of each reporting period, with any changes in the fair value recognized in the consolidated statements of earnings.

EXFO Inc.
Note to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Operating segments

Operating segments are defined as components of an entity engaged in business activities form which it may earn revenues and incur expenses, and whose operating results are regularly reviewed by the chief operating decision maker (CODM) to make decisions about resources to be allocated to segments and assess their performance and for which discrete information is available. The function of the CODM is performed by the Chief Executive Officer who reviews consolidated results for the purposes of allocating resources and evaluation performance. Accordingly, the company determined that it operates within one operating segment as of, and for the years ended August 31, 2013, 2014 and 2015. Entity-wide disclosures are presented in note 20.

Critical accounting judgments in applying accounting policies and estimates

The preparation of financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those judgments, estimates and assumptions.

Critical judgments, estimates and assumptions are the following:

Critical judgments in applying accounting policies

a)	Determination of functional currency

The company operates in multiple countries and generates revenue and incurs expenses in several currencies, namely the Canadian dollar, the US dollar, the euro, the British pound, the Indian rupee and the CNY (Chinese currency). The determination of the functional currency of the company and its subsidiaries may require significant judgment. In determining the functional currency of the company and its subsidiaries, management takes into account primary, secondary and tertiary indicators. When indicators are mixed and the functional currency is not obvious, management uses its judgment to determine the functional currency.

b)	Determination of cash generating units and allocation of goodwill

For the purpose of impairment testing, goodwill must be allocated to each CGU or group of CGUs that are expected to benefit from the synergies of the business combination. Initial allocation and possible reallocation of goodwill to a CGU or a group of CGUs requires judgment.

Critical estimates and assumptions

a)	Inventories

The company states its inventories at the lower of cost, determined on an average cost basis, and net realizable value, and provides reserves for excess and obsolete inventories. The company determines its reserves for excess and obsolete inventories based on the quantities on hand at the reporting dates compared to foreseeable needs over the next 12 months, taking into account changes in demand, technology or market.

EXFO Inc.
Note to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

b)	Income taxes

The company is subject to income tax laws and regulations in several jurisdictions. Under these laws and regulations, uncertainties exist with respect to the interpretation of complex tax laws and regulations and the amount and timing of future taxable income. The company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk based on its interpretation of laws and regulations. In addition, management has made reasonable estimates and assumptions to determine the amount of deferred tax assets that can be recognized in the consolidated financial statements, based upon the likely timing and level of anticipated future taxable income together with tax planning strategies. The ultimate realization of the company's deferred income tax assets is dependent upon the generation of sufficient future taxable income during the periods in which those assets are expected to be realized.

c)	Tax credits recoverable

Tax credits are recorded provided that there is reasonable assurance that the company has complied and will comply with all the conditions related to the tax credits and that the tax credits will be received. The ultimate recovery of the company's non-refundable tax credits is dependent upon the generation of sufficient future taxable income during the tax credits carry-forward periods. Management has made reasonable estimates and assumptions to determine the amount of non-refundable tax credits that can be recognized in the consolidated financial statements, based upon the likely timing and level of anticipated future taxable income together with tax planning strategies (note 18).

d)	Impairment of non-financial assets

Impairment exists when the carrying value of an asset or group of assets (CGU) exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation for the company's CGUs is based on a market approach that relies on unobservable inputs based on valuation multiples and recent transactions for comparable assets or businesses, within the same industry. The company applies judgment in making adjustments to the unobservable inputs for factors such as size, risk profile or profitability. The company also considers the company's value derived from its market capitalization, adjusting for a control premium considered appropriate based on other comparable companies with significant controlling interests. Depending on the market evidence available, the company, from time to time, may further supplement this market approach with an income approach that considers discounted cash flows to determine fair value less costs of disposal. The discounted cash flow model involves significant judgment with respect to estimating cash flows (based on market participant assumptions) and the appropriate discount rate.

New IFRS pronouncements not yet adopted

Financial instruments

The final version of IFRS 9, "Financial Instruments", was issued in July 2014 and will replace IAS 39, "Financial Instruments: Recognition and Measurement". IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. Requirements relating to hedge accounting representing a new hedge accounting model have also been added to IFRS 9. The new standard is effective for annual periods beginning on or after January 1, 2018, and must be applied retrospectively. The company has not yet assessed the impact that the new standard will have on its consolidated financial statements.

EXFO Inc.
Note to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Revenue from contracts with customers

IFRS 15, "Revenue from Contracts with Customers", was issued in May 2014. The objective of this new standard is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability. This new standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. This new standard is effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted. The company has not yet assessed the impact that the new standard will have on its consolidated financial statements or whether or not to early adopt the new standard.

3	Restructuring Charges

In the fourth quarter of fiscal 2015, the company implemented a restructuring plan to align its cost structure to the challenging market environment. This plan resulted in one-time severance expenses of $1,637,000 for employees laid off during the fourth quarter (notes 10 and 16).

4	Capital Disclosures

The company is not subject to any external restrictions on its capital.

The company's objectives when managing capital are:

•	To maintain a flexible capital structure that optimizes the cost of capital at acceptable risk;
•	To sustain future development of the company, including research and development activities, market development and potential acquisitions of complementary businesses or products; and
•	To provide the company's shareholders with an appropriate return on their investment.

No changes were made to the objectives and policies during the years ended August 31, 2014 and 2015.

The company defines its capital as shareholders' equity, excluding accumulated other comprehensive loss. The capital of the company amounted to $241,629,000 and $222,756,000 as at August 31, 2014 and 2015 respectively.

EXFO Inc.
Note to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

5	Financial Instruments

The following tables summarize financial instruments by category:

	As at August 31, 2015

	Loans and receivable	Available for sale	Other financial liabilities	Derivatives used for hedging	Total

Financial assets
Cash	$25,864	$–	$–	$–	$25,864
Short-term investments	$–	$1,487	$–	$–	$1,487
Accounts receivable	$50,452	$–	$–	$–	$50,452
Other assets	$103	$–	$–	$–	$103
Financial liabilities
Accounts payable and accrued liabilities	$–	$–	$29,029	$–	$29,029
Forward exchange contracts	$–	$–	$–	$4,154	$4,154

	As at August 31, 2014

	Loans and receivable	Available for sale	Other financial liabilities	Derivatives used for hedging	Total

Financial assets
Cash	$54,121	$–	$–	$–	$54,121
Short-term investments	$–	$5,726	$–	$–	$5,726
Accounts receivable	$47,981	$–	$–	$–	$47,981
Other assets	$114	$–	$–	$–	$114
Forward exchange contracts	$–	$–	$–	$193	$193
Financial liabilities
Accounts payable and accrued liabilities	$–	$–	$28,990	$–	$28,990
Forward exchange contracts	$–	$–	$–	$690	$690

Fair value

Cash, accounts receivable and accounts payable and accrued liabilities are financial instruments whose carrying values approximate their fair values due to their short-term maturities. The fair value of other assets approximates their carrying value due to their relatively short-term maturities.

EXFO Inc.
Note to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The fair value of derivative and non-derivative financial assets and liabilities measured at fair value by level of hierarchy is as follows:

	As at August 31, 2015		As at August 31, 2014
	Level 1	Level 2	Level 1	Level 2
Financial assets
Short-term investments	$1,487	$–	$5,726	$–
Forward exchange contracts	$–	$–	$–	$193

Financial liabilities
Forward exchange contracts	$–	$4,154	$–	$690

Market risk

Currency risk

The functional currency of the company is the Canadian dollar. The company is exposed to a currency risk as a result of its export sales of products manufactured in Canada, China and Finland, the majority of which are denominated in US dollars and euros. This risk is partially hedged by forward exchange contracts and certain cost of sales and operating expenses (US dollars and euros). In addition, the company is exposed to a currency risk as a result of its research and development activities in India (Indian rupees). This risk is partially hedged by forward exchange contracts. Forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

As at August 31, 2014 and 2015, the company held contracts to sell US dollars for Canadian dollars and Indian rupees at various forward rates, which are summarized as follows:

US dollars – Canadian dollars

Expiry dates	Contractual amounts	Weighted average contractual forward rates

As at August 31, 2014
September 2014 to August 2015	$22,200	1.0666
September 2015 to August 2016	13,400	1.0923
September 2016 to December 2016	3,400	1.1063
Total	$39,000	1.0789

As at August 31, 2015
September 2015 to August 2016	$20,200	1.1180
September 2016 to August 2017	8,000	1.1530
September 2017 to December 2017	1,600	1.2135
Total	$29,800	1.1326

US dollars – Indian rupees

Expiry dates	Contractual amounts	Weighted average contractual forward rate

As at August 31, 2014
September 2014 to March 2015	$2,800	62.11

As at August 31, 2015
September 2015 to July 2016	$3,900	66.41

EXFO Inc.
Note to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The carrying amount of forward exchange contracts is equal to fair value, which is based on the amount at which they could be settled based on estimated current market rates. The fair value of forward exchange contracts amounted to net losses of $497,000 and $4,154,000 as at August 31, 2014 and 2015.

As at August 31, 2015, forward exchange contracts in the amount of $3,460,000 are presented as current liabilities in accounts payable and accrued liabilities and forward exchange contracts in the amount of $694,000 are presented as long-term liabilities in other long-term liabilities in the balance sheet. Forward exchange contracts of $604,000, included in accounts payable and accrued liabilities, for which related hedged sales are recognized, are recorded in the consolidated statement of earnings. Otherwise, other forward exchange contracts are not yet recorded in the consolidated statement of earnings and are recorded in other comprehensive income.

As at August 31, 2014, forward exchange contracts of $51,000 were presented as current assets in other accounts receivable, forward exchange contracts of $142,000 were presented as long-term assets in other long-term assets, forward exchange contracts of $563,000 were presented as current liabilities in accounts payable and accrued liabilities and forward exchange contracts of $127,000 were presented as long-term liabilities in other long-term liabilities in the balance sheet.

Based on the portfolio of forward exchange contracts as at August 31, 2015, the company estimates that the portion of net unrealized losses on these contracts as of that date, which will be realized and reclassified from accumulated other comprehensive income to net earnings over the next 12 months, amounts to $2,856,000.

For the years ended August 31, 2013, 2014 and 2015, the company recorded within its sales the following foreign exchange gains or losses on forward exchange contracts:

	Years ended August 31,
	2015	2014	2013

Gains (losses) on forward exchange contracts	$(2,562)	$(909)	$380

The following table summarizes significant derivative and non-derivative financial assets and liabilities that are subject to currency risk as at August 31, 2014 and 2015 and for which such risk is charged to earnings:

	As at August 31,
	2015		2014

	Carrying/nominal amount (in thousands of US dollars)	Carrying/nominal amount (in thousands of euros)	Carrying/nominal amount (in thousands of US dollars)	Carrying/nominal amount (in thousands of euros)

Financial assets
Cash	$9,226	€3,448	$15,382	€3,353
Accounts receivable	39,102	4,488	33,127	6,325
	48,328	7,936	48,509	9,678
Financial liabilities
Accounts payable and accrued liabilities	12,873	1,047	10,824	880
Forward exchange contracts (nominal value)	3,800	–	3,800	–
	16,673	1,047	14,624	880
Net exposure	$31,655	€6,889	$33,885	€8,798

EXFO Inc.
Note to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

In addition to these assets and liabilities, the company has derivative financial assets for its outstanding forward exchange contracts in the amount (nominal value) of $39,000,000 and $29,800,000 as at August 31, 2014 and 2015 respectively for which the currency risk is charged to other comprehensive income.

The value of the Canadian dollar compared to the US dollar was CA$1.0858 = US$1.00 and CA$1.3157 = US$1.00 as at August 31, 2014 and 2015 respectively.

The value of the Canadian dollar compared to the euro was CA$1.4319 = €1.00 and CA$1.4755 = €1.00 as at August 31, 2014 and 2015 respectively.

The following sensitivity analysis summarizes the effect that a change in the value of the Canadian dollar (compared to the US dollar and euro) on derivative and non-derivative financial assets and liabilities denominated in US dollars and euros would have on net earnings, net earnings per diluted share and comprehensive income, based on the foreign exchange rates as at August 31, 2014 and 2015:

•
An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the US dollar would decrease (increase) net earnings by $3,001,000, or $0.05 per diluted share, and $3,072,000, or $0.05 per diluted share, as at August 31, 2014 and 2015 respectively.

•
An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the euro would decrease (increase) net earnings by $1,142,000, or $0.02 per diluted share, and $834,000 or $0.01 per diluted share, as at August 31, 2014 and 2015 respectively.

•
An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the US dollar would increase (decrease) other comprehensive income by $2,617,000 and $2,066,000 as at August 31, 2014 and 2015 respectively.

The impact of the change in the value of the Canadian dollar compared to the US dollar and the euro on these derivative and non-derivative financial assets and liabilities is recorded in the foreign exchange gain or loss line item in the consolidated statements of earnings, except for outstanding forward contracts, whose impact is recorded in other comprehensive income. The change in the value of the Canadian dollar compared to the US dollar and the euro also affects the company's balances of income tax recoverable or payable, as well as deferred income tax assets and liabilities denominated in US dollars and euros; this may result in additional and significant foreign exchange gains or losses. However, these tax-related assets and liabilities are not considered financial instruments and are therefore excluded from the sensitivity analysis above. The foreign exchange rate fluctuations also flow through the statements of earnings line items, as a significant portion of the company's cost of sales and operating expenses are denominated in Canadian dollars, euros and Indian rupees, and the company reports its results in US dollars; that effect is not reflected in the sensitivity analysis above.

Interest rate risk

The company has limited exposure to interest rate risk. The company is mainly exposed to interest rate risks through its cash and short-term investments.

Cash

As at August 31, 2014 and 2015, the company's cash balances included an amount of $30,102,000 and $10,783,000 respectively that bears interest at an annual rate of 1.5% and 1.0% respectively.

EXFO Inc.
Note to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Short-term investments

Short-term investments consist of the following:

	As at August 31
	2015	2014

Term deposits denominated in Indian rupees, bearing interest at annual rates of 4.5% to 8.5% in 2015 and 8.0% to 9.0% in 2014, maturing on different dates between November 2015 and October 2018 in 2015 and matured in September 2014 and May 2015 in 2014 (note 9)	$1,487	$996
Bankers acceptance denominated in Canadian dollars, bearing interest at an annual rate of 1.1%, matured in September 2014	‒	4,730
	$1,487	$5,726

Due to their short-term maturity of usually three months or less, the company's short-term investments are not subject to a significant fair value interest rate risk. Accordingly, changes in fair value have been nominal to the degree that amortized cost approximates the fair value. Any change in the fair value of the company's short-term investments, all of which are classified as available for sale, is recorded in other comprehensive income.

Other financial instruments

Accounts receivable, other assets and accounts payable and accrued liabilities are non-interest-bearing financial assets and liabilities.

Credit risk

Financial instruments that potentially subject the company to credit risk consist of cash, short-term investments, accounts receivable, other assets and forward exchange contracts (with a positive fair value). As at August 31, 2015, the company's short-term investments consist of debt instruments issued by high-credit quality corporations. These debt instruments are not expected to be affected by a significant credit risk. The company's cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, the company considers the risk of non-performance on these instruments to be limited.

Generally, the company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended to customers following an evaluation of creditworthiness. In addition, the company performs ongoing credit reviews of all its customers and establishes an allowance for doubtful accounts receivable when accounts are determined to be uncollectible. Allowance for doubtful accounts amounted to $396,000 and $852,000 as at August 31, 2014 and 2015 respectively.

For the years ended August 31, 2013, 2014 and 2015, no customer represented more than 10% of sales.

EXFO Inc.
Note to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes the age of trade accounts receivable:

	As at August 31,
	2015	2014

Current	$38,806	$36,700
Past due, 0 to 30 days	5,164	5,508
Past due, 31 to 60 days	1,027	1,372
Past due, more than 60 days, net of allowance for doubtful accounts of $396 and $852 as at August 31, 2014 and 2015, respectively	3,071	2,451
	$48,068	$46,031

Changes in the allowance for doubtful accounts are as follows:

	Years ended August 31,
	2015	2014

Balance – Beginning of year	$396	$766
Addition charged to earnings	504	210
Write-off of uncollectible accounts	(48)	(580)
Balance – End of year	$852	$396

Liquidity risk

Liquidity risk is defined as the potential that the company cannot meet its obligations as they become due.

The following tables summarize the contractual maturity of the company's derivative and non-derivative financial liabilities:

	As at August 31, 2015
	0-12 months	13-24 months		25-36 months

Accounts payable and accrued liabilities	$29,029	$	‒	$	‒
Forward exchange contracts
Outflow	24,100		8,000		1,600
Inflow	(21,082)		(7,011)		(1,476)
Total	$32,047		$989		$124

	As at August 31, 2014
	0-12 months	13-24 months		25-36 months

Accounts payable and accrued liabilities	$28,990	$	‒	$	‒
Forward exchange contracts
Outflow	25,000		13,400		3,400
Inflow	(24,675)		(13,480)		(3,464)
Total	$29,315		$(80)		$(64)

EXFO Inc.
Note to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

As at August 31, 2015, the company had $27,351,000 in cash and short-term investments and $50,452,000 in accounts receivable. In addition to these financial assets, the company has unused available lines of credit totaling $14,806,000 for working capital and other general corporate purposes, including potential acquisitions and its share repurchase program as well as unused lines of credit totaling $17,684,000 for foreign currency exposure related to its forward exchange contracts (note 9).

6	Inventories

	As at August 31,
	2015	2014

Raw materials	$15,972	$16,464
Work in progress	998	1,100
Finished goods	10,981	17,668
	$27,951	$35,232

The cost of sales comprised almost exclusively the amount of inventory recognized as an expense during the reporting years, and amounts to $98,147,000, $90,445,000 and $88,098,000 for the years ended August 31, 2013, 2014 and 2015 respectively, including related depreciation and amortization, which are shown separately in operating expenses (note 16).

Inventory write-down amounted to $4,120,000, $4,600,000 and $4,066,000 for the years ended August 31, 2013, 2014 and 2015 respectively.

7	Property, Plant and Equipment

	Land and land improvements	Buildings	Equipment	Leasehold improvements	Total

Cost as at September 1, 2013	$5,232	$36,782	$42,556	$2,363	$86,933
Additions	148	18	3,550	164	3,880
Disposals	‒	‒	(5,799)	(34)	(5,833)
Foreign currency translation adjustment	(158)	(1,203)	(1,337)	(51)	(2,749)
Cost as at August 31, 2014	5,222	35,597	38,970	2,442	82,231
Additions	‒	153	3,638	1,443	5,234
Disposals	‒	(12)	(4,999)	(753)	(5,764)
Foreign currency translation adjustment	(913)	(6,266)	(6,400)	(338)	(13,917)
Cost as at August 31, 2015	$4,309	$29,472	$31,209	$2,794	$67,784

Accumulated depreciation as at September 1, 2013	$1,308	$6,469	$32,650	$983	$41,410
Depreciation for the year	58	697	3,891	349	4,995
Disposals	‒	‒	(5,633)	(40)	(5,673)
Foreign currency translation adjustment	(39)	(182)	(1,020)	(40)	(1,281)
Accumulated depreciation as at August 31, 2014	1,327	6,984	29,888	1,252	39,451
Depreciation for the year	51	485	3,919	380	4,835
Disposals	‒	(12)	(4,999)	(753)	(5,764)
Foreign currency translation adjustment	(236)	(1,514)	(4,595)	(88)	(6,433)
Accumulated depreciation as at August 31, 2015	$1,142	$5,943	$24,213	$791	$32,089

Net carrying value as at:
August 31, 2014	$3,895	$28,613	$9,082	$1,190	$42,780
August 31, 2015	$3,167	$23,529	$6,996	$2,003	$35,695

EXFO Inc.
Note to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

As at August 31, 2014 and 2015, unpaid purchases of property, plant and equipment amounted to $356,000 and $377,000 respectively.

8	Intangible Assets and Goodwill

Intangible assets

	Core technology	Customer relationships	Brand name	Software	Total

Cost as at September 1, 2013	$24,873	$6,166	$614	$13,009	$44,662
Additions	3,582	‒	‒	754	4,336
Disposals	(15,281)	‒	‒	(193)	(15,474)
Foreign currency translation adjustment	(488)	(187)	(18)	(645)	(1,338)
Cost as at August 31, 2014	12,686	5,979	596	12,925	32,186
Additions	153	‒	‒	567	720
Disposals	(93)	‒	‒	(652)	(745)
Foreign currency translation adjustment	(2,225)	(1,044)	(104)	(2,112)	(5,485)
Cost as at August 31, 2015	$10,521	$4,935	$492	$10,728	$26,676

Accumulated amortization as at September 1, 2013	$21,856	$4,279	$426	$10,558	$37,119
Amortization for the year	2,046	1,204	120	1,028	4,398
Disposals	(15,281)	‒	‒	(193)	(15,474)
Foreign currency translation adjustment	(559)	(137)	(12)	(442)	(1,150)
Accumulated amortization as at August 31, 2014	8,062	5,346	534	10,951	24,893
Amortization for the year	808	569	57	1,449	2,883
Disposals	(93)	‒	‒	(652)	(745)
Foreign currency translation adjustment	(865)	(980)	(99)	(2,507)	(4,451)
Accumulated amortization as at August 31, 2015	$7,912	$4,935	$492	$9,241	$22,580

Net carrying value as at:
August 31, 2014	$4,624	$633	$62	$1,974	$7,293
August 31, 2015	$2,609	$ ‒	$ ‒	$1,487	$4,096

Remaining amortization period as at August 31, 2015	4 years	‒	‒	3 years

Goodwill

	Years ended August 31,
	2015	2014

Balance – Beginning of year	$26,488	$27,313
Foreign currency translation adjustment	(4,628)	(825)
Balance – End of year	$21,860	$26,488

EXFO Inc.
Note to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

In the fourth quarter of fiscal 2015, the company performed its annual goodwill impairment test for its two CGUs, EXFO and Brix. Goodwill has been allocated to the lowest level within the company at which it is monitored by management to make business decisions, which are the following two CGUs:

	As at August 31,
	2015	2014

EXFO CGU	$8,636	$10,465
Brix CGU	13,224	16,023
Total	$21,860	$26,488

In performing the goodwill impairment review of both CGUs, the company determined the recoverable amount of goodwill based on fair value less costs of disposal. In estimating the recoverable amount of the EXFO CGU, the company used a market approach, which is based on sales multiples within the range of 0.8 to 2.0 times sales, for comparable businesses with similar operations within the same industry over the past year. The company applied judgment in making certain adjustments for factors such as size, risk profile or profitability of the comparable businesses, when compared to the EXFO CGU. To calculate the recoverable amount of the Brix CGU, the company also applied a similar market approach, based on sales multiples for comparable businesses, which also ranged from 0.8 to 2.0 times sales. Furthermore, as the sales and operations of the EXFO CGU constitutes the significant majority of the company's sales and operations, the company also compared the carrying amount of the EXFO CGU to the company's overall market capitalization, after adjustment for a control premium and the adjustment to deduct the recoverable amount of the Brix CGU.  Based on this calculation, management calculated a recoverable amount which resulted in an implied sales multiple that was within the 0.8 to 2.0 times range, as used in the company's market approach described above.

For the year ended August 31, 2014, the calculation of recoverable amount of the Brix CGU also included a calculation of fair value based on discounted cash flows (see note 2 under "Critical estimates and assumptions"). However, this additional valuation technique was not considered necessary for the year ended August 31, 2015, on the basis that the market approach provided a more reliable estimate of fair value based on more reliable inputs, compared to the range of amounts being determined using cash flow projections and the significant assumptions applied to those cash flows.

As the valuation techniques used by the company require the use of unobservable inputs, the recoverable amount of the company's CGUs is classified within Level 3 of the fair value hierarchy.

As at August 31, 2015, the recoverable amount for both CGUs exceeded their carrying value. The recoverable amount of both CGUs would equal its carrying value using sales multiples of 0.7 time sales.

9	Credits Facilities

The company has lines of credit that provide for advances of up to CA$17,500,000 (US$13,301,000) and up to US$2,000,000. These lines of credit bear interest at the Canadian prime rate. As at August 31, 2015, an amount of CA$651,000 (US$495,000) was drawn from these lines of credit for letters of guarantee in the normal course of the company's operations for its own selling and purchasing requirements. Accounts receivable were pledged as collateral against these lines of credit, which are also subject to a negative pledge whereby the company has agreed with the bank not to pledge its assets to any other party without its consent.

In addition, the company has lines of credit totaling $24,492,000 for the foreign currency risk exposure related to its US dollar – Canadian dollar forward exchange contracts (note 5). As at August 31, 2015, an amount of $6,808,000 was reserved from these lines of credit. These lines of credit are unsecured.

EXFO Inc.
Note to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Finally, the company has a line of credit of INR 47,000,000 ($711,000) for the foreign currency risk exposure related to its US dollar – Indian rupee forward exchange contracts (note 5). As at August 31, 2015, this line of credit was fully reserved. This line of credit is secured by term deposits totaling INR 21,500,000 ($325,000) (note 5).

10	Accounts Payable and Accrued Liabilities

	As at August 31,
	2015	2014

Trade	$14,402	$11,848
Salaries and social benefits	11,088	13,353
Forward exchange contracts (note 5)	3,460	563
Restructuring charges (note 3)	1,637	‒
Other	3,539	3,789
	$34,126	$29,553

11	Commitments

The company entered into operating leases for certain of its premises and equipment, which expire at various dates through 2023. Minimum rentals payable under operating leases are as follows:

	As at August 31,
	2015	2014

No later than 1 year	$2,112	$2,390
Later than 1 year and no later than 5 years	3,620	1,993
Later than 5 years	1,766	398
	$7,498	$4,781

For the years ended August 31, 2013, 2014 and 2015, rental expenses amounted to $3,533,000, $2,892,000 and $2,845,000 respectively.

EXFO Inc.
Note to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

12	Share Capital

Authorized – unlimited as to number, without par value
Subordinate voting and participating, bearing a non-cumulative dividend to be determined by the Board of Directors, ranking pari passu with multiple voting shares

Multiple voting and participating, entitling to 10 votes each, bearing a non-cumulative dividend to be determined by the Board of Directors, convertible at the holder's option into subordinate voting shares on a one-for-one basis, ranking pari passu with subordinate voting shares

The following table summarizes the share capital activity:

	Multiple Voting Shares		Subordinate Voting Shares

	Number	Amount	Number	Amount	Total amount

Balance as at August 31, 2012	31,643,000	$1	28,710,891	$110,964	$110,965

Exercise of stock options (note 14)	–	–	30,675	87	87
Redemption of restricted share units (note 14)	–	–	286,426	–	–
Redemption of deferred share units (note 14)	–	–	37,054	–	–
Redemption of share capital	–	–	(663,256)	(2,565)	(2,565)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	1,350	1,350

Balance as at August 31, 2013	31,643,000	1	28,401,790	109,836	109,837

Exercise of stock options (note 14)	–	–	52,800	225	225
Redemption of restricted share units (note 14)	–	–	425,620	–	–
Redemption of deferred share units (note 14)	–	–	38,010	–	–
Redemption of share capital	–	–	(214,470)	(831)	(831)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	2,260	2,260

Balance as at August 31, 2014	31,643,000	1	28,703,750	111,490	111,491

Redemption of restricted share units (note 14)	–	–	229,559	–	–
Redemption of deferred share units (note 14)	–	–	48,697	–	–
Redemption of share capital	–	–	(6,889,972)	(26,827)	(26,827)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	1,381	1,381

Balance as at August 31, 2015	31,643,000	$1	22,092,034	$86,044	$86,045

EXFO Inc.
Note to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

a)
On January 8, 2014, the company announced that its Board of Directors had approved the renewal of its share repurchase program, by way of a normal course issuer bid on the open market of up to 10% of its issued and outstanding subordinate voting shares, representing 2,043,101 subordinate voting shares at the prevailing market price. The normal course issuer bid started on January 13, 2014, and ended on January 12, 2015. All shares repurchased under the bid were cancelled.

b)
On January 7, 2015, the company announced that its Board of Directors had authorized a substantial issuer bid (the "Offer") to purchase for cancellation up to 7,142,857 subordinate voting shares for an aggregate purchase price not to exceed CA$30,000,000. On February 20, 2015, pursuant to the Offer, the company purchased for cancellation 6,521,739 subordinate voting shares for an aggregate purchase price of CA$30,000,000 (US$24,027,000), plus related fees of $223,000. The company used cash to fund the purchase of shares.

c)
On March 25, 2015, the company announced that its Board of Directors had approved the renewal of its share repurchase program, by way of a normal course issuer bid on the open market of up to 10% of the issued and outstanding subordinate voting shares, representing 1,397,598 subordinate voting shares at the prevailing market price. The normal course issuer bid started on March 27, 2015, and will end on March 26, 2016, or on an earlier date if the company repurchases the maximum number of shares permitted under the bid. The program does not require that the company repurchases any specific number of shares, and it may be modified, suspended or terminated at any time and without prior notice. All shares repurchased under the bid are cancelled.

13	Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive incomes (loss) are as follows:

	Foreign currency translation adjustment	Cash-flow hedge	Accumulate other comprehensive income (loss)

Balance as at September 1, 2012	$12,248	$1,259	$13,507
Foreign currency translation adjustment	(15,830)	–	(15,830)
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes	–	(1,100)	(1,100)

Balance as at August 31, 2013	(3,582)	159	(3,423)
Foreign currency translation adjustment	(7,086)	–	(7,086)
Changes in unrealized losses on forward exchange contracts, net of deferred income taxes	–	250	250

Balance as at August 31, 2014	(10,668)	409	(10,259)
Foreign currency translation adjustment	(39,175)	–	(39,175)
Changes in unrealized losses on forward exchange contracts, net of deferred income taxes	–	(2,571)	(2,571)

Balance as at August 31, 2015	$(49,843)	$(2,162)	$(52,005)

EXFO Inc.
Note to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

14	Stock-Based Compensation Plans

The following table summarizes the stock-based compensation costs recognized for employee services received during the years ended August 31, 2013, 2014 and 2015:

	Years ended August 31,
	2015	2014	2013

Stock-based compensation costs arising from equity-settled awards	$1,323	$1,683	$1,769
Stock-based compensation costs arising from cash-settled awards	(28)	13	(1)
	$1,295	$1,696	$1,768

The maximum number of additional subordinate voting shares issuable under the Long-Term Incentive Plan and the Deferred Share Unit Plan cannot exceed 6,306,153 shares. The maximum number of subordinate voting shares that may be granted to any individual on an annual basis cannot exceed 5% of the number of outstanding subordinate voting shares. The company settles equity-settled awards through the issuance of common shares from treasury.

Long-Term Incentive Plan

The company established the Long-Term Incentive Plan for its directors, executive officers and employees and those of its subsidiaries, as determined by the Board of Directors. The plan, which includes stock options and restricted share units, was approved by the shareholders of the company.

Stock Options

The exercise price of stock options granted under the Long-Term Incentive Plan is the market price of the common shares on the date of grant. Stock options granted under the plan expire 10 years from the date of grant and generally vest over a four-year period, being the required period of service from employees, generally with 25% vesting on an annual basis commencing on the first anniversary of the date of grant. As at August 31, 2014 and 2015, all stock options outstanding were vested.

The following table summarizes stock option activity for the years ended August 31, 2013, 2014 and 2015:

	Years ended August 31,
	2015		2014		2013
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
		(CA$)		(CA$)		(CA$)
Outstanding – Beginning of year	87,454	$6	201,254	$6	244,354	$5
Exercised	–	–	(52,800)	5	(30,675)	3
Forfeited	(2,000)	6	(4,500)	6	(2,000)	6
Expired	(68,355)	6	(56,500)	6	(10,425)	5
Outstanding – End of year	17,099	$6	87,454	$6	201,254	$6
Exercisable – End of year	17,099	$6	87,454	$6	201,254	$6

EXFO Inc.
Note to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The weighted-average market price of the shares at the date of exercise of stock options for the years ended August 31, 2013 and 2014, was $5.08 and $5.08 respectively.

The following table summarizes information about stock options as at August 31, 2015:

	Stock options outstanding and exercisable

Exercise price	Number	Weighted average exercise price	Weighted average remaining contractual life
(CA$)		(CA$)
$5.50	17,099	$5.50	3 months

Restricted Share Units (RSUs)

RSUs are stock awards that rise and fall in value based on the market price of the company's subordinate voting shares and are redeemable for actual subordinate voting shares or cash at the discretion of the Board of Directors as determined on the date of grant. Vesting dates are also established by the Board of Directors on the date of grant. The vesting dates are subject to a minimum term of three years and a maximum term of 10 years from the award date, being the required period of service from employees. Fair value of RSUs equals the market price of the common shares on the date of grant.

The following table summarizes RSU activity for the years ended August 31, 2013, 2014 and 2015:

	Years ended August 31,
	2015	2014	2013

Outstanding – Beginning of year	1,225,135	1,333,092	1,337,730
Granted	409,521	336,685	316,160
Redeemed	(229,559)	(425,620)	(286,426)
Forfeited	(105,139)	(19,022)	(34,372)
Outstanding – End of year	1,299,958	1,225,135	1,333,092

None of the RSUs outstanding as at August 31, 2014 and 2015, were redeemable. The weighted average grant-date fair value of RSUs granted during the years ended August 31, 2013, 2014 and 2015, amounted to $5.31, $4.84 and $3.63 respectively.

The weighted-average market price of the shares at the date of redemption of RSUs redeemed during the years ended August 31, 2013, 2014 and 2015, was $5.15, $5.21 and $3.60 respectively.

Deferred Share Unit Plan

The company established a Deferred Share Unit (DSU) Plan for the members of the Board of Directors as part of their annual retainer fees. Each DSU entitles the Board members to receive one subordinate voting share. DSUs are acquired on the date of grant and are redeemed in subordinate voting shares when the Board member ceases to be Director of the company. This plan was approved by the shareholders of the company.

EXFO Inc.
Note to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes DSU activity for the years ended August 31, 2013, 2014 and 2015:

	Years ended August 31,
	2015	2014	2013

Outstanding – Beginning of year	117,701	119,908	133,090
Granted	45,806	35,803	23,872
Redeemed	(48,697)	(38,010)	(37,054)
Outstanding – End of year	114,810	117,701	119,908

As at August 31, 2015, 653 outstanding DSUs were redeemable. As at August 31, 2014, none of the DSUs outstanding were redeemable. The weighted average grant-date fair value of DSUs granted during the years ended August 31, 2013, 2014 and 2015, amounted to $4.84, $4.59 and $3.38 respectively.

The weighted-average market price of the shares at the date of redemption of DSUs redeemed during the years ended August 31, 2013, 2014 and 2015, was $4.94, $5.21 and $3.49 respectively.

Stock Appreciation Rights Plan

The company established the Stock Appreciation Rights Plan for certain employees. Under that plan, eligible employees are entitled to receive a cash amount equivalent to the difference between the market price of the common shares on the date of exercise and the exercise price determined on the date of grant. Stock appreciation rights granted under the plan expire 10 years from the date of grant and generally vest over a four-year period, being the required period of service from employees, generally with 25% vesting on an annual basis commencing on the first anniversary of the date of grant. This plan was approved by the shareholders of the company.

The following table summarizes stock appreciation rights activity for the years ended August 31, 2013, 2014 and 2015:

	Years ended August 31,
	2015		2014		2013
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
Outstanding – Beginning of year	39,874	$2	37,224	$3	33,124	$3
Granted	6,150	–	7,150	–	4,100	–
Exercised	(500)	6	–	–	–	–
Expired	(2,000)	5	(4,500)	5	–	–
Forfeited	(1,200)	6	–	–	–	–
Outstanding – End of year	42,324	$1	39,874	$2	37,224	$3
Exercisable – End of year	22,924	$3	22,374	$3	22,624	$4

The liability arising from stock appreciation rights as at August 31, 2014 and 2015, amounted to $119,000 and $91,000 respectively and is recorded in accounts payable and accrued liabilities in the balance sheets.

EXFO Inc.
Note to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes information about stock appreciation rights as at August 31, 2015:

	Stock appreciation rights outstanding		Stock appreciation rights exercisable

Exercise price	Number	Weighted average remaining contractual life	Number

$ –	25,400	7 years	6,000
$ 2.36	9,674	3 years	9,674
$ 3.74	4,000	4 years	4,000
$ 6.28 to $6.50	3,250	1 year	3,250
	42,324	6 years	22,924

15	Related-Party Disclosures

Ultimate controlling party

Mr. Germain Lamonde, the company's Chairman, President and Chief Executive Officer, is the company's ultimate controlling party.

Related party transaction

During the year ended August 31, 2015, following the merger of one subsidiary with the parent company, the subsidiary redeemed one share owned by G. Lamonde Investissements financiers, a company controlled by Mr. Germain Lamonde, for a cash consideration of $1, representing its paid-up capital.

Compensation of key management personnel

	Years ended August 31,
	2015	2014	2013

Salaries and short-term employee benefits	$3,025	$3,627	$3,442
Stock-based compensation costs	617	906	907
	$3,642	$4,533	$4,349

Key management personnel includes senior management and directors.

16	Statements of Earnings

Net research and development

Net research and development expenses comprise the following:

	Years ended August 31,
	2015	2014	2013

Gross research and development expenses	$50,148	$52,423	$54,334
Research and development tax credits and grants	(6,145)	(7,577)	(8,890)
	$44,003	$44,846	$45,444

EXFO Inc.
Note to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Depreciation and amortization

Depreciation and amortization expenses by functional area are as follows:

	Years ended August 31,
	2015	2014	2013

Cost of sales	$1,519	$1,522	$1,651
Depreciation of property, plant and equipment	1,540	2,087	4,027
Amortization of intangible assets	3,059	3,609	5,678

Selling and administrative expenses	524	951	1,100
Depreciation of property, plant and equipment	790	1,534	1,687
Amortization of intangible assets	1,314	2,485	2,787

Net research and development expenses	2,792	2,522	3,277
Depreciation of property, plant and equipment	553	777	929
Amortization of intangible assets	3,345	3,299	4,206
	$7,718	$9,393	$12,671

Depreciation of property, plant and equipment	$4,835	$4,995	$6,028
Amortization of intangible assets	2,883	4,398	6,643
	$7,718	$9,393	$12,671

Employee compensation

Employee compensation comprises the following:

	Years ended August 31,
	2015	2014	2013

Salaries and benefits	$114,868	$121,515	$122,433
Restructuring charges	1,637	–	89
Stock-based compensation costs	1,295	1,696	1,768
	$117,800	$123,211	$124,290

Restructuring charges by functional area are as follows:

	Years ended August 31,
	2015	2014	2013

Cost of sales	$290	$–	$–
Selling and administrative expenses	586	–	–
Net research and development costs	761	–	89
	$1,637	$–	$89

EXFO Inc.
Note to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Stock-based compensation costs by functional area are as follows:

	Years ended August 31,
	2015	2014	2013

Cost of sales	$159	$191	$226
Selling and administrative expenses	791	1,140	1,160
Net research and development expenses	345	365	382
	$1,295	$1,696	$1,768

17	Other Disclosures

Government grants

The company is entitled to receive grants on certain eligible research and development projects conducted in Finland from TEKES, a Finnish technology organization, which funds Finnish companies' high technology, research and innovations. The company's eligible research and development projects must be pre-approved by TEKES and the grant is subject to certain conditions. In the event that a condition is not met, TEKES can require reimbursement of a portion or the entire amount of the grant received. A liability to repay the funding is recognized in the period in which conditions arise that will cause the funding to be repayable. As at August 31, 2015, the company was in compliance with the conditions of the funding. This funding is accounted for as a reduction of gross research and development expenses in the consolidated statements of earnings. For the years ended August 31, 2013, 2014 and 2015, the company recorded $1,498,000, $1,348,000 and $919,000 respectively, under that program in the consolidated statements of earnings.

Defined contribution pension plans

The company maintains separate defined contribution pension plans for certain eligible employees. These plans, which are accounted for on an accrual basis, are summarized as follows:

•	Canadian defined contribution pension plan

The company maintains a plan for certain eligible employees residing in Canada, under which the company may elect to match the employees' contributions up to a maximum of 4% (3% prior to January 1, 2014) of an employee's gross salary. Cash contributions to this plan and expenses for the years ended August 31, 2013, 2014 and 2015, amounted to $1,165,000, $1,451,000 and $1,492,000 respectively.

•	US defined contribution pension plan (401K plan)

The company maintains a 401K plan for eligible employees residing in the U.S. Under this plan, the company must contribute an amount equal to 3% of an employee's current compensation. In addition, eligible employees may contribute up to the lesser of 1% of eligible compensation or the statutorily prescribed annual limit to the 401K plan. The 401K plan permits but does not require the company to make additional matching contributions to the 401K plan on behalf of the eligible participants, subject to a maximum of 50% of the first 6% of the participant's current compensation subject to certain legislated maximum contribution limits. During the years ended August 31, 2013, 2014 and 2015, the company recorded cash contributions and expenses totaling $632,000, $616,000 and $628,000 respectively.

EXFO Inc.
Note to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

18	Income Taxes

The reconciliation of the income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate with the income tax provision in the financial statements is as follows:

	Years ended August 31,
	2015	2014	2013

Income tax provision at combined Canadian federal and provincial statutory tax rate (27%)	$2,834	$1,421	$1,891

Increase (decrease) due to:
Foreign income/loss taxed at different rates	482	(20)	(249)
Non-taxable (income)/loss	2,540	(540)	(2,077)
Non-deductible expenses	664	1,011	792
Foreign exchange effect of translation of foreign subsidiaries in the functional currency	(3,641)	(547)	148
Unrecognized deferred income tax assets on temporary deductible differences and unused tax losses	2,556	3,013	4,385
Other	(237)	141	774
Income tax provision for the year	$5,198	$4,479	$5,664

	Years ended August 31,
	2015	2014	2013

The income tax provision consists of the following:

Current
Current income taxes	$4,633	$3,588	$2,713

Deferred
Deferred income taxes relating to the origination and reversal of temporary differences	(1,991)	(2,122)	(1,434)

Unrecognized deferred income tax assets on temporary deductible differences and unused tax losses	2,556	3,013	4,385
	565	891	2,951
Income tax provision for the year	$5,198	$4,479	$5,664

EXFO Inc.
Note to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Deferred taxes

	As at August 31,
	2015	2014

Deferred income tax assets
Deferred income tax assets recoverable within 12 months	$3,512	$3,142
Deferred income tax assets recoverable after 12 months	5,388	6,674
	8,900	9,816

Deferred income tax liabilities
Deferred income tax liabilities payable within 12 months	398	529
Deferred income tax liabilities payable after 12 months	1,126	2,558
	1,524	3,087
Deferred income tax assets net	$7,376	$6,729

The changes in deferred income tax assets and liabilities for the year ended August 31, 2014 are as follows:

	Balance as at September 1, 2013	Credited (charged) to the statement of earnings	Charged to shareholders' equity	Foreign currency translation adjustment	Balance as at August 31, 2014

Deferred income tax assets
Long-lived assets	$3,739	$(812)	$ ‒	$(90)	$2,837
Provisions and accruals	3,850	229	(91)	(50)	3,938
Deferred revenue	1,795	(120)	‒	(37)	1,638
Research and development expenses	1,629	1,160	‒	(57)	2,732
Losses carried forward	8,391	(991)	‒	6	7,406

Deferred income tax liabilities
Long-lived assets	(421)	371	‒	9	(41)
Research and development tax credits	(11,402)	(728)	‒	349	(11,781)
Total	$7,581	$(891)	$(91)	$130	$6,729

Classified as follows:
Deferred income tax assets	$10,807				$9,816
Deferred income tax liabilities	(3,226)				(3,087)
	$7,581				$6,729

EXFO Inc.
Note to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The changes in deferred income tax assets and liabilities for the year ended August 31, 2015 are as follows:

	Balance as at September 1, 2014	Credited (charged) to the statement of earnings	Credited (charged) to shareholders' equity	Foreign currency translation adjustment	Balance as at August 31, 2015

Deferred income tax assets
Long-lived assets	$2,837	$468	$ ‒	$(456)	$2,849
Provisions and accruals	3,938	260	905	(638)	4,465
Deferred revenue	1,638	(156)	‒	(174)	1,308
Research and development expenses	2,732	(17)	‒	(475)	2,240
Losses carried forward	7,406	(819)	‒	(36)	6,551

Deferred income tax liabilities
Long-lived assets	(41)	41	‒	‒	‒
Research and development tax credits	(11,781)	(342)	‒	2,086	(10,037)
Total	$6,729	$(565)	$905	$307	$7,376

Classified as follows:
Deferred income tax assets	$9,816				$8,900
Deferred income tax liabilities	(3,087)				(1,524)
	$6,729				$7,376

Unrecognized deferred income tax assets on temporary deductible differences, unused tax losses and research and development expenses are as follows:

	As at August 31,
	2015	2014

Temporary deductible differences	$1,433	$1,050
Losses carried forward	34,693	35,806
Research and development expenses	221	641
	$36,347	$37,497

EXFO Inc.
Note to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

As at August 31, 2015, the year of expiry of operating losses and research and development expenses for which no deferred income tax assets were recognized in the balance sheets are as follows, presented by tax jurisdiction:

Year of expiry	Finland	United States

2016	$–	$553
2017	3	–
2018	421	741
2019	–	3,470
2020	7,442	7,991
2021	6,448	2,211
2022	11,179	7,435
2023	7,242	1,972
2024	5,591	1,351
2025	6,970	1,351
2026	–	1,351
2027	–	1,351
2028	–	2,447
2030	–	2,713
2031	–	109
2033	–	4,681
2034	–	4,851
2035	–	2,173
	$45,296	$46,751

Furthermore, as at August 31, 2015, the company had available capital losses in Canada amounting to $51,862,000 at the federal level and $54,977,000 at the provincial level for which no deferred income tax assets were recognized. These losses can be carried forward indefinitely against capital gains.

As at August 31, 2015, non-refundable research and development tax credits recognized in the balance sheet amounted to $36,728,000. In order to recover these non-refundable research and development tax credits, the company needs to generate approximately $238,000,000 (CA$313,000,000) in pre-tax earnings at the Canadian federal level and approximately $11,000,000 at the Canadian provincial level. In order to generate $238,000,000 in pre-tax earnings at the Canadian Federal level over the estimated recovery period of 18 years, the company must generate a pre-tax earnings compound annual growth rate (CAGR) of 4%, which the company believes is probable. The company's non-refundable research and development tax credits can be carried forward over a twenty-year period.

In addition, as at August 31, 2015, the company had deferred income tax assets in the balance sheet in the amount of $8,900,000 mainly for operating losses in the United States. In order to recover these deferred income tax assets, the company needs to generate approximately $22,000,000 in pre-tax earnings at the United States, and in order to do so over the estimated recovery period of five years, the company must generate a pre-tax earnings CAGR of 6%, which the company believes is probable. The company's operating losses in the United States can be carried forward over a twenty-year period.

EXFO Inc.
Note to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

As at August 31, 2015, taxable temporary differences of $11,485,000 were not recognized for taxes that would be payable on the unremitted earnings of certain of the company's subsidiaries, as the company has determined that:

(1)	Undistributed profits of its foreign subsidiaries will not be distributed in the foreseeable future; and
(2)	Undistributed profits of its domestic subsidiaries will not be taxable when distributed.

19	Earnings per Share

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

	Years ended August 31,
	2015	2014	2013

Basic weighted average number of shares outstanding (000's)	56,804	60,329	60,323
Plus dilutive effect of (000's):
Restricted share units	549	574	648
Deferred share units	104	103	115
Stock options	‒	9	24
Diluted weighted average number of shares outstanding (000's)	57,457	61,015	61,110

Stock awards excluded from the calculation of the diluted weighted average number of shares outstanding because their exercise price was greater than the average market price of the common shares (000's)	57	77	75

20	Segment Information

Sales for products and services are detailed as follows:

	Years ended August 31,
	2015	2014	2013

Products	$193,427	$201,724	$213,042
Services	28,662	29,082	29,108
	$222,089	$230,806	$242,150

EXFO Inc.
Note to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Sales to external customers by geographic region are detailed as follows:

	Years ended August 31,
	2015	2014	2013

United States	$82,227	$83,172	$87,145
Canada	19,722	19,482	26,073
Other	17,547	19,195	14,910
Americas	119,496	121,849	128,128

United Kingdom	9,151	12,736	13,206
Other	48,123	51,243	53,802
Europe, Middle-East and Africa	57,274	63,979	67,008

China	21,526	22,468	21,778
Other	23,793	22,510	25,236
Asia-Pacific	45,319	44,978	47,014
	$222,089	$230,806	$242,150

Sales were allocated to geographic regions based on the country of residence of the related customers.

Long-lived assets by geographic region are detailed as follows:

	As at August 31, 2015			As at August 31, 2014

	Property, plant and equipment	Intangible assets	Goodwill	Property, plant and equipment	Intangible assets	Goodwill

Canada	$27,174	$1,310	$–	$33,094	$2,006	$–
United States	948	1,255	13,224	1,333	1,960	16,023
Finland	295	1,433	8,636	448	3,231	10,465
India	4,011	65	–	5,479	56	–
China	2,500	30	–	1,397	32	–
Other	767	3	–	1,029	8	–
	$35,695	$4,096	$21,860	$42,780	$7,293	$26,488

Management's Discussion and Analysis of Financial Condition
 and Results of Operations

This discussion and analysis contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty as well as capital spending and network deployment levels in the telecommunications industry (including our ability to quickly adapt cost structures with anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global telecommunications test, service assurance and network visibility markets and increased competition among vendors; capacity to adapt our future product offering to future technological changes; limited visibility with regards to the timing and nature of customer orders; delay in revenue recognition due to longer sales cycles for complex systems involving customers' acceptance; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations; our ability to successfully integrate businesses that we acquire; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document. This discussion and analysis should be read in conjunction with the consolidated financial statements.

The following discussion and analysis of financial condition and results of operations is dated November 25, 2015.

All dollar amounts are expressed in US dollars, except as otherwise noted.

COMPANY OVERVIEW

We are a leading provider of next-generation test, service assurance and network visibility solutions for fixed and mobile network operators, web-scale service providers as well as equipment manufacturers in the global telecommunications industry. Our intelligent solutions with contextually relevant analytics are designed to improve end-user quality of experience, enhance network performance and drive operational efficiencies throughout the network and service delivery lifecycles. We target high-growth market opportunities related to increasing bandwidth and improving quality of experience on network infrastructures: 4G/LTE (long-term evolution), wireless backhaul, small cells and distributed antenna systems (DAS), 100G network upgrades and fiber-to-the-home (FTTH)/fiber-to-the-curb (FTTC)/fiber-to-the-node (FTTN) deployments.

Our success has been largely predicated on our core expertise in developing test equipment for wireline networks. These solutions are available as handheld test instruments, portable platforms with related modules, and as rack-mounted chassis with related modules. Our PC-centric, open-ended platforms, combined with cloud-based software applications, can be transformed into a fully connected test environment called the FTB Ecosystem. Leveraging platform connectivity, customers can keep track of their entire test fleet, manage software updates and schedule calibration procedures. All test data within the FTB Ecosystem can be stored in a central database and used as a point of reference against future measurements. Consequently, this enhanced test environment enables customers to increase productivity and reduce operating expenses.

Over the years, we expanded our product portfolio into service assurance for next-generation IP (internet protocol) networks and into test equipment for 2G, 3G and 4G/LTE wireless networks. Our service assurance solution, called the Brix System, is a probe-based hardware and software solution that delivers end-to-end, quality of service and quality of experience visibility as well as real-time, IP service monitoring and verification of next-generation IP networks. We have enriched our service assurance offering with infrastructure performance management tools and analytics software solutions via technology acquisitions. Built around a distributed architecture, the Brix System enables the successful launch and ongoing profitable operation of IP-based voice, video and data applications and services across wireline and wireless networks.

Our 2G, 3G and 4G/LTE test portfolio mainly consists of network simulators and protocol analyzers. Our network simulators simulate real-world, large-scale network traffic and end-user behavior in a laboratory environment in order to predict network behavior, uncover faults and optimize networks before wireless networks and services are deployed. Our protocol analyzers analyze mobile network elements in order to validate functionality according to wireless technology specifications, determine whether or not these elements interoperate with each other effectively when combined to form a network, and assess how well the live network performs.

The competitive advantages of our products include a high degree of innovation, modularity (especially wireline products) and ease of use. Ultimately, our products enable network equipment manufacturers and operators to design, deploy, troubleshoot and monitor wireline and wireless networks and, in the process, help them reduce the cost of operating their networks.

We have a staff of approximately 1500 people in 25 countries, supporting more than 2000 customers in approximately 100 countries around the world. We operate three main manufacturing sites, which are located in Quebec City, Canada, in Shenzhen, China and in Oulu, Finland. We also have five main research and development expertise centers in Boston, Toronto, Montreal, Quebec City and Oulu, supported by a software development center in India.

We launched 13 new products or major enhancements in fiscal 2015. Key new product introductions included EXFO Xtract, a real-time analytics software platform that has been well received by network operators for critical end-to-end network performance and service visibility requirements. We also introduced the NetBlazer 800 v2 series, a quad-port, field-portable, transport & datacom performance validation test solution designed to accelerate and simplify the turn-up of 1G and 10G Ethernet services. This solution is housed inthe new FTB-1 Pro, a lightweight and compact test platform allowing field technicians to carry out dedicated optical, Ethernet and multi-service testing. We also released CPRI (common public radio interface) test capabilities for fiber-to-the-antenna (FTTA) and distributed antenna system (DAS) deployments. Finally, we introduced new features for its patented intelligent optical link mapping (iOLM) software and for its automated wireless fiber inspection solutions, both contributing to automate and accelerate fiber deployments in wireless access networks.

We reported sales of $222.1 million in fiscal 2015 compared to $230.8 million in 2014 due to a significant headwind from a stronger US dollar versus other currencies. Otherwise, in fiscal 2015, in constant currency, our sales would have been flat year-over-year. Bookings totaled $223.1 million in fiscal 2015, for a book-to-bill ratio of 1.00, compared to $240.4 million in 2014.

We reported net earnings of $5.3 million, or $0.09 per diluted share, in fiscal 2015, compared to $783,000, or $0.01 per diluted share, in 2014. Net earnings in fiscal 2015 included $2.7 million in after-tax amortization of intangible assets, $1.3 million in after-tax restructuring charges, $1.3 million in stock-based compensation costs, and a foreign exchange gain of $7.2 million. Net earnings in fiscal 2014 included $4.1 million in after-tax amortization of intangible assets, $1.7 million in stock-based compensation costs and a foreign exchange gain of $1.6 million.

Adjusted EBITDA (net earnings before interest, income taxes, depreciation and amortization, restructuring charges, stock-based compensation costs and foreign exchange gain) amounted to $13.8 million, or 6.2% of sales, in fiscal 2015, compared to $14.4 million, or 6.2% of sales, in 2014. See page 64 of this document for a complete reconciliation of adjusted EBITDA and IFRS net earnings.

In the fourth quarter of fiscal 2015, we implemented a restructuring plan to align our cost structure to the challenging market environment. This plan resulted in one-time severance expenses of $1.6 million for employees laid off during the fourth quarter.

On January 7, 2015, we announced that our Board of Directors had authorized a substantial issuer bid (the "Offer") to purchase for cancellation up to 7,142,857 subordinate voting shares for an aggregate purchase price not to exceed CA$30 million. On February 20, 2015, pursuant to the Offer, we purchased for cancellation 6,521,739 subordinate voting shares for an aggregate purchase price of CA$30 million (US$24.0 million), plus related fees of $0.2 million. We used cash to fund the purchase of shares.

On March 25, 2015, we announced that our Board of Directors approved the renewal of our share repurchase program by way of a normal course issuer bid on the open market of up to 10% of the issued and outstanding subordinate voting shares, representing 1,397,598 subordinate voting shares at the prevailing market price. We expect to use cash, short-term investments or future cash flows from operations to fund the repurchase of shares. The normal course issuer bid started on March 27, 2015, and will end on March 26, 2016, or on an earlier date if we repurchase the maximum number of shares permitted under the bid. The program does not require that we repurchase any specific number of shares, and it may be modified, suspended or terminated at any time and without prior notice. All shares repurchased under the bid will be cancelled.

Sales

We sell our products to a diversified customer base in approximately 100 countries through our direct sales force and channel partners, such as sales representatives and distributors. Most of our sales are denominated in US dollars, euros and Canadian dollars.

In fiscal 2013, 2014 and 2015, no customer accounted for more than 10% of our sales, with our top customer representing 6.1%, 6.1% and 7.1% of our sales respectively.

We believe that we have a vast array of products, a diversified customer base, and a good spread across geographical areas, which provides us with reasonable protection against the concentration of sales and credit risk.

Cost of Sales

The cost of sales includes raw materials, salaries and related expenses for direct and indirect manufacturing personnel, as well as overhead costs. Excess, obsolete and scrapped materials are also included in the cost of sales. However, the cost of sales is presented exclusive of depreciation and amortization, which are shown separately in the statements of earnings.

Operating Expenses

We classify our operating expenses into three main categories: selling and administrative expenses, research and development expenses, as well as depreciation and amortization expenses.

Selling and administrative expenses consist primarily of salaries and related expenses for personnel, sales commissions, travel expenses, marketing programs, professional services, information systems, human resources and other corporate expenses.

Gross research and development expenses consist primarily of salaries and related expenses for engineers and other technical personnel, material component costs as well as fees paid to third-party consultants. We are eligible to receive research and development tax credits and grants on research and development activities carried out in Canada and Finland. All related research and development tax credits and grants are recorded as a reduction of gross research and development expenses.

RESULTS OF OPERATIONS
(in thousands of US dollars, except per share data, and as a percentage of sales for the years indicated)

Consolidated statements of earnings data (1):	2015	2014	2013	2015	2014	2013
Sales	$222,089	$230,806	$242,150	100.0%	100.0%	100.0%

Cost of sales (2)	85,039	86,836	92,469	38.3	37.6	38.2
Selling and administrative	82,200	86,429	88,756	37.0	37.4	36.6
Net research and development	44,003	44,846	45,444	19.8	19.4	18.8
Depreciation of property, plant and equipment	4,835	4,995	6,028	2.2	2.2	2.5
Amortization of intangible assets	2,883	4,398	6,643	1.3	1.9	2.7
Interest and other income	(155)	(326)	(113)	(0.1)	(0.1)	–
Foreign exchange gain	(7,212)	(1,634)	(4,082)	(3.2)	(0.7)	(1.7)
Earnings before income taxes	10,496	5,262	7,005	4.7	2.3	2.9
Income taxes	5,198	4,479	5,664	2.3	2.0	2.3
Net earnings for the year	$5,298	$783	$1,341	2.4%	0.3%	0.6%

Basic and diluted net earnings per share	$0.09	$0.01	$0.02

Other selected information:

Gross margin before depreciation and amortization (3)	$137,050	$143,970	$149,681	61.7%	62.4%	61.8%

Research and development data:
Gross research and development	$50,148	$52,423	$54,334	22.6%	22.7%	22.4%
Net research and development	$44,003	$44,846	$45,444	19.8%	19.4%	18.8%

Restructuring charges included in:
Cost of sales	$290	$–	$–	0.1%	–%	–%
Selling and administrative expenses	$586	$–	$–	0.3%	–%	–%
Net research and development expenses	$761	$–	$89	0.3%	–%	–%

Adjusted EBITDA (3)	$13,779	$14,391	$17,338	6.2%	6.2%	7.2%

Consolidated balance sheets data (1):
Total assets	$219,002	$278,031	$281,538

(1)
Consolidated statements of earnings and balance sheets data has been derived from our consolidated financial statements prepared according with IFRS, as issued by the IASB, except for non-IFRS measures (3).

(2)	The cost of sales is exclusive of depreciation and amortization, shown separately.
(3)	Refer to page 64 for non-IFRS measures.

RESULTS OF OPERATIONS

Sales and Bookings

The following table summarizes sales by product line:

	Years ended August 31,
	2015	2014	2013

Physical-layer product line	$144,060	$132,097	$140,941
Protocol-layer product line	80,591	99,618	100,829
	224,651	231,715	241,770
Foreign exchange gains (losses) on forward exchange contracts	(2,562)	(909)	380
Total sales	$222,089	$230,806	$242,150

Fiscal 2015 vs. 2014

In fiscal 2015, our sales decreased 3.8% to $222.1 million, compared to $230.8 million in 2014, while our bookings decreased 7.2% year-over-year to $223.1 million in 2015 from $240.4 million in 2014, for a book-to-bill ratio of 1.00 (1.04 in 2014).

In fiscal 2015, however, we faced a significant headwind from a stronger US dollar, compared to 2014. Given that we generate a portion of our revenue in Canadian dollars and euros but report our results in US dollars, it had a negative impact on our sales year-over-year. In fiscal 2015, excluding the negative currency impact, our sales would have been flat year-over-year.

In fiscal 2015, we increased sales of our Physical-layer product line by 9.1% based on our leadership position in portable optical testing and the growing need for fiber in wireless access areas. Sales or our Protocol-layer product line, meanwhile, decreased 19.1% year-over-over, especially in the areas of 10G or less, portable transport testing and in wireless protocol analysis, due to delays in the launched of some important products (in the first half of the fiscal year), longer than usual market acceptance of newly launched products and difficult market conditions in Europe, Middle-East and Africa (EMEA). On a constant currency basis, sales growth of our Physical-layer product line would be higher and the decline of our Protocol-layer product line lower to reflect stable sales year-over-year for the combined product lines.

In constant currency, our sales to the Americas and Asia-Pacific (APAC) slightly increased year-over-year. In fiscal 2015, we benefited from some improvements in the Americas, following a challenging year in 2014 due to order delays and lower spending levels, especially among key customers. In fiscal 2015, we would have reported year-over-year increase in sales of our Physical-layer product line in the Americas and APAC, offset in part by a decrease in sales of our Protocol-layer product line in these areas.

In constant currency, sales to EMEA slightly decreased year-over-year as Europe, overall, remained a challenging market due to weaker currencies and economic uncertainties. That slight year-over-year decline in sales in the EMEA region comes from our Protocol-layer product line.

In fiscal 2015, our bookings were also negatively affected by a stronger US dollar, compared to the Canadian dollar and euro. In fiscal 2015, the year-over-year decrease in total bookings comes from our Protocol-layer product line; this more than offset the increase in bookings for our Physical-layer product line in the Americas and Asia-Pacific.

As we gradually evolve from a supplier of dedicated test instruments to a supplier of end-to-end solutions, our quarterly sales and bookings are becoming increasingly subject to quarterly fluctuations, as we are managing more complex, multimillion dollar deals that have prolonged sales and revenue recognition cycles related to our Protocol-layer products; this also explains the year-over-year decrease in sales and bookings in fiscal 2015 for our Protocol-layer product line.

Finally, in fiscal 2015, we faced increased competition and pricing pressure, compared to 2014, which negatively affected our sales and bookings year-over-year.

Fiscal 2014 vs. 2013

In fiscal 2014, our sales decreased 4.7% to $230.8 million, compared to $242.2 million in 2013, while our bookings increased 3.0% year-over-year to $240.4 million in 2014 from $233.5 million in 2013.

The year-over-year decrease in sales in fiscal 2014 compared to 2013 is mainly explained by the timing and nature of orders received in fiscal 2014, which resulted in a significant increase in our backlog at the end of 2014 compared to 2013. In fact, some orders received in fiscal 2014 were not shipped and/or recognized in sales due to the timing and/or nature of these orders, as in some cases, they involved large systems for which revenue recognition is dependent on installation and customer acceptance.

More precisely, in fiscal 2014, most of the year-over-year decrease in sales (in dollars) comes from the first half of the year in the Americas, as market conditions in this region proved to be challenging during that period due to order delays and lower spending levels, especially among key customers. Although in the second half of fiscal 2014 we benefited from projects and strategic initiatives that had been pushed out later in fiscal 2014, as well as from late budget approvals from key customers, and we reported a year-over-year increase in sales and bookings during that period, it was not enough to offset the sales decrease attributable to the Americas region in the first half of the year.

In addition to the above-mentioned explanations, during the first half of fiscal 2013, we had benefited from some calendar year-end budget spending on the part of network operators in the Americas, but we did not benefit from such spending in the first half of fiscal 2014 due to the tight budget control during this period, thereby reducing our sales year-over-year. The magnitude of calendar year-end budget spending can fluctuate year-over-year.

Sales to EMEA and APAC in 2014 also decreased year-over-year, which again is mostly attributable to a timing issue, as bookings have in fact increased year-over-year in both regions.

Furthermore, in fiscal 2014, increased pricing pressure worldwide had a negative impact on our sales and bookings year-over-year.

Finally, we recorded foreign exchange losses of $909,000 on our forward exchange contracts in 2014, compared to foreign exchange gains of $380,000 in 2013, which lowered our sales 0.5% year-over-year.

Geographic Distribution

In fiscal 2015, sales to the Americas, EMEA and APAC accounted for 54%, 26% and 20% of sales respectively, compared to 53%, 28% and 19% respectively in 2014.

GROSS MARGIN BEFORE DEPRECIATION AND AMORTIZATION (non-IFRS measure – refer to page 64 of this document)

Gross margin before depreciation and amortization (gross margin) amounted to 61.7%, 62.4% and 61.8% of sales in fiscal 2015, 2014 and 2013 respectively.

Fiscal 2015 vs. 2014

In fiscal 2015, our gross margin was unfavorably affected by product mix compared to 2014 as our Physical-layer product line represented a larger portion of our sales year-over-year and this product line delivers lower margins than our Protocol-layer product line.

In addition, the decrease in our gross margin year-over-year comes from foreign exchange losses on our forward exchange contracts, which reduced our sales and negatively affected our gross margin by 0.3% compared to 2014.

Furthermore, in fiscal 2015, we faced increased competition and pricing pressure for some product lines, compared to 2014, which negatively affected our gross margin year-over-year.

Finally, in fiscal 2015, we recorded $290,000 in restructuring charges in the cost of sales (nil in 2014), which negatively affected our gross margin for that year (0.1%).

However, in fiscal 2015, we reported lower inventory write-down compared to the same period last year, which increased our gross margin by 0.2% year-over-year.

In addition, in fiscal 2015, a stronger US dollar compared to other currencies reduced our manufacturing costs and had a positive impact on our gross margin year-over-year.

Fiscal 2014 vs. 2013

The increase in our gross margin in fiscal 2014 compared to 2013 can be explained by the following factors.

In fiscal 2014, our gross margin was favorably affected by product mix, including some software-intensive products with higher margins. Namely, in fiscal 2013, we shipped large orders of lower-margin copper-access test solutions, which had negatively affected our gross margin that year. We did not have such orders in 2014.

However, the following factors partly offset the increase in our gross margin year-over-year.

In fiscal 2014, a lower sales volume compared to 2013 (4.7%), resulted in lower absorption of our fixed manufacturing costs, which decreased our gross margin year-over-year.

In addition, increased pricing pressure in fiscal 2014, compared to 2013, had a negative impact on our gross margin year-over-year.

Furthermore, in fiscal 2014, we recorded an inventory write-off of $4.6 million, compared to $4.1 million in 2013. This represents a negative impact of 0.3% on our gross margin year-over-year.

Finally, in fiscal 2014, increased foreign exchange losses on our forward exchange contracts, compared to 2013, also affected our gross margin by 0.1% year-over-year.

SELLING AND ADMINISTRATIVE EXPENSES

Selling and administrative expenses amounted to $82.2 million, $86.4 million and $88.8 million for fiscal 2015, 2014 and 2013 respectively. As a percentage of sales, selling and administrative expenses amounted to 37.0%, 37.4% and 36.6% for fiscal 2015, 2014 and 2013 respectively.

Fiscal 2015 vs. 2014

In fiscal 2015, selling and administrative expenses included $586,000 or 0.3% of sales, in restructuring charges compared to nil in 2014.

Otherwise, in fiscal 2015, our selling and administrative expenses decreased due to the increase in the average value of the US dollar compared to the Canadian dollar and the euro year-over-year, as a portion of our selling and administrative expenses are incurred in these latter two currencies and we report our results in US dollars, and to tight control on expenses, which more than offset inflation and salary increases.

Fiscal 2014 vs. 2013

In fiscal 2014, despite inflation and salary increases, our selling and administrative expenses decreased, compared to 2013, due to tight control on expenses and the increase in the average value of the US dollar, compared to the Canadian dollar as a portion of these expenses are incurred in this currency and we report our results in US dollars.

In addition, in fiscal 2014, commission expenses to our sales channels were lower compared, to 2013, due to a lower sales volume year-over-year.

In fiscal 2014, although our selling and administrative expenses decreased in dollars year-over-year, they increased as a percentage of sales as our sales decreased year-over-year and a large portion of these expenses are relatively fixed in the short term.

RESEARCH AND DEVELOPMENT EXPENSES

Gross research and development expenses

Gross research and development expenses totaled $50.1 million, $52.4 million and $54.3 million for fiscal 2015, 2014 and 2013 respectively. As a percentage of sales, gross research and development expenses amounted to 22.6%, 22.7% and 22.4% for fiscal 2015, 2014 and 2013 respectively, while net research and development expenses accounted for 19.8%, 19.4% and 18.8% of sales for these respective years.

Fiscal 2015 vs. 2014

In fiscal 2015, the year-over-year increase in the average value of the US dollar, compared to the Canadian dollar and the euro had a positive impact on our gross research and development expenses as a large portion of these expenses are incurred in these latter two currencies and we report our results in US dollars.

In fiscal 2015, excluding the positive currency impact year-over-year, inflation, salary increases, as well as a shift in the mix and timing of research and development projects slightly increased our gross research and development expenses, compared to 2014.

In addition, in fiscal 2015, our gross research and development expenses included $761,000, or 0.3% of sales, in restructuring charges, compared to nil in 2014.

Fiscal 2014 vs. 2013

In fiscal 2014, the year-over-year increase in the average value of the US dollar compared to the Canadian dollar and the Indian rupee had a positive impact on our gross research and development expenses as a large portion of these expenses are incurred in these currencies and we report our results in US dollars.

In addition, in fiscal 2013, our gross research and development expenses included $89,000 in restructuring charges, compared to nil in 2014.

Otherwise, in fiscal 2014, inflation, salary increases, as well as a shift in the mix and timing of research and development projects resulted in increased gross research and development expenses compared to 2013.

Tax Credits and Grants

We are entitled to tax credits from the Canadian federal and provincial governments for eligible research and development activities conducted in Canada. We are also eligible for grants by a Finnish technology organization on certain research and development projects conducted in Finland.

Tax credits and grants for research and development activities were $6.1 million, $7.6 million and $8.9 million for fiscal 2015, 2014 and 2013 respectively. As a percentage of gross research and development expenses, tax credits and grants reached 12.3%, 14.5% and 16.4% for fiscal 2015, 2014 and 2013 respectively.

Fiscal 2015 vs. 2014

The decrease in our tax credits and grants in fiscal 2015, compared to 2014, results from the decrease in the statutory Canadian federal and provincial research and development tax credit rates, as well as from the increase in the average value of the US dollar, compared to the Canadian dollar year-over-year, as our tax credits are denominated in Canadian dollars and we report our results in US dollars.

In fiscal 2015, the decrease in tax credits and grants as a percentage of gross research and development expenses, compared to 2014, mainly comes from the decrease in the statutory Canadian federal and provincial research and development tax credit rates.

Fiscal 2014 vs. 2013

The decrease in our tax credits and grants in fiscal 2014, compared to 2013, results from the decrease in the statutory Canadian federal and provincial research and development tax credit rates in 2014, as well as from the increase in the average value of the US dollar, compared to the Canadian dollar year-over-year, as our tax credits are denominated in Canadian dollars and we report our results in US dollars.

In fiscal 2014, the decrease in tax credits and grants as percentage of gross research and development expenses, compared to 2013, mainly comes from the decrease in the statutory Canadian federal and provincial research and development tax credit rates.

AMORTIZATION OF INTANGIBLE ASSETS

In conjunction with the business combinations we completed over the past several years, we recorded intangible assets, primarily consisting of core technology, customer relationships and brand name. In addition, intangible assets include software. These intangible assets resulted in amortization expenses of $2.9 million, $4.4 million and $6.6 million for fiscal 2015, 2014 and 2013 respectively.

Fiscal 2015 vs. 2014

The decrease in amortization expenses in fiscal 2015, compared to 2014, is mainly due to the fact that core technology related to the acquisition of NetHawk Oyj (acquired in fiscal 2010) became fully amortized in the third quarter of fiscal 2015, and that the average value of the US dollar increased compared to the Canadian dollar year-over-year, as our amortization expenses is incurred in this currency and we report our results in US dollars.

Fiscal 2014 vs. 2013

The decrease in amortization expenses in fiscal 2014 compared to 2013 comes from the fact that core technology related to the acquisition of Brix Networks Inc. (acquired in fiscal 2008) became fully amortized during fiscal 2013. In addition, in fiscal 2014, the increase in the average value of the US dollar compared to the Canadian dollar versus the previous year had a positive impact on our amortization expenses as these expenses are incurred in Canadian dollars and we report our results in US dollars.

FOREIGN EXCHANGE GAIN

Foreign exchange gains and losses are mainly the result of the translation of operating activities denominated in currencies other than our functional currency, which is the Canadian dollar. A portion of our foreign exchange gains or losses result from the translation of cash balances and deferred income taxes denominated in US dollars. We manage our exposure to a currency risk in part with forward exchange contracts. In addition, some of our entities' operating activities are denominated in US dollars, euros and British pounds, which further hedges this risk. However, we remain exposed to a currency risk; namely, any increase in the value of the Canadian dollar, compared to the US dollar, would have a negative impact on our operating results.

We reported a foreign exchange gain of $7.2 million in fiscal 2015, compared to $1.6 million in 2014 and $4.1 million in 2013.

Fiscal 2015

In fiscal 2015, the period-end value of the Canadian dollar significantly decreased versus the US dollar and the euro, compared to the previous year end, which resulted in a significant foreign exchange gain of $7.2 million during the year. The period-end value of the Canadian dollar decreased 17.5% to CA$1.3157 = US$1.00 in fiscal 2015, compared to CA$1.0858 = US$1.00 at the end of the previous year, and decreased 3.0% to CA$1.4755 = €1.00 in fiscal 2015, compared to CA$1.4319 = €1.00 at the end of the previous year. In fiscal 2015, the average value of the Canadian dollar versus the US dollar was CA$1.2093 = US$1.00.

Fiscal 2014

In fiscal 2014, the period-end value of the Canadian dollar decreased versus the US dollar and the euro, compared to the previous year end, which resulted in a foreign exchange gain of $1.6 million during the year. The period-end value of the Canadian dollar decreased 3.0% compared to CA$1.0858 = US$1.00 in fiscal 2014, compared to CA$1.0530 = US$1.00 at the end of the previous year, and decreased 2.7% compared to CA$1.4319 = €1.00 in fiscal 2014, compared to CA$1.3936 = €1.00 at the end of the previous year. In fiscal 2014, the average value of the Canadian dollar versus the US dollar was CA$1.0782 = US$1.00.

Fiscal 2013

In fiscal 2013, the period-end value of the Canadian dollar significantly decreased versus the US dollar and the euro, compared to the previous year end, which resulted in a significant foreign exchange gain of $4.1 million during the year. The period-end value of the Canadian dollar decreased 6.3% compared to CA$1.0530 = US$1.00 in fiscal 2013, compared to CA$0.9863 = US$1.00 at the end of the previous year, and decreased 12.0% compared to CA$1.3936 = €1.00 in fiscal 2013, compared to CA$1.2438 = €1.00 at the end of the previous year. In fiscal 2013, the average value of the Canadian dollar compared to the US dollar was CA$1.0107 = US$1.00.

Foreign exchange rate fluctuations also flow through the P&L line items as a portion of our sales are dominated in Canadian dollars and euros and a significant portion of cost of sales and our operating items are denominated in Canadian dollars, euros and Indian rupees, and we report our results in US dollars.

Fiscal 2015 vs. 2014

In fiscal 2015, the increase in the average value of the US dollar compared to the Canadian dollar and the euro year-over-year had a positive impact on our financial results. The average value of the US dollar in fiscal 2015 increased 10.8% and 14.5%, respectively, compared to the Canadian dollar and the euro.

Fiscal 2014 vs. 2013

In fiscal 2014, the increase in the average value of the US dollar compared to the Canadian dollar and Indian rupee year-over-year had a positive impact on our financial results. The average value of the US dollar in fiscal 2014 increased 6.3% and 9.7%, respectively, compared to the Canadian dollar and the Indian rupee.

INCOME TAXES

In fiscal 2015, we reported income tax expenses of $5.2 million on earnings before income taxes of $10.5 million, compared to income tax expenses of $4.5 million on earnings before income taxes of $5.3 million in 2014 and income tax expenses of $5.7 million on earnings before income taxes of $7.0 million in 2013.

These distorted tax rates mainly resulted from the fact that we did not recognize deferred income tax assets for some of our subsidiaries at loss and had some non-deductible losses and expenses, such as stock-based compensation costs. However, a significant portion of our foreign exchange gain was created by the translation of financial statements of our foreign subsidiaries from their local currency to the functional currency, and was therefore non-taxable. Otherwise, our effective tax rate would have been closer to the combined Canadian and provincial statutory tax rate of 27% for these years.

Please refer to note 18 to our consolidated financial statements for a full reconciliation of our income tax provision.

LIQUIDITY AND CAPITAL RESOURCES

Cash Requirements and Capital Resources

As at August 31, 2015, cash and short-term investments totaled $27.4 million, while our working capital was at $69.4 million. Our cash and short-term investments decreased $32.5 million in fiscal 2015, compared to 2014. First, in fiscal 2015, we made cash payments of $25.5 million for the redemption of share capital under our share repurchase programs, mainly our substantial issuer bid. In addition, during the year, we made cash payments of $5.9 million for the purchase of capital assets. Finally, we recorded an unrealized foreign exchange loss of $7.6 million on our cash and short-term investments. This unrealized foreign exchange loss resulted from the translation, in US dollars, of our Canadian-dollar-denominated cash and short-term investments and was included in the accumulated other comprehensive income in the balance sheet. However, operating activities generated $6.5 million in cash.

Our short-term investments consist of debt instruments issued by high-credit quality corporations; therefore, we consider the risk of non-performance of these financial instruments to be limited. These debt instruments are not expected to be affected by a significant liquidity risk. For the purpose of managing our cash position, we have established a cash management policy, which we follow and monitor on a regular basis. Our cash and short-term investments will be used for working capital and other general corporate purposes, potential acquisitions as well as our share repurchase program. As at August 31, 2015, cash balances included an amount of $10.8 million that bears interest at an annual rate of 1.0%.

We believe that our cash balances and short-term investments of $27.4 million will be sufficient to meet our liquidity and capital requirements for the foreseeable future, including the effect of our share repurchase program. In addition to these assets, we have unused available lines of credit totaling $14.8 million for working capital and other general corporate purposes, and unused lines of credit of $17.7 million for foreign currency exposure related to forward exchange contracts. However, possible operating losses, restructuring charges and/or possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing. There can be no assurance that additional debt or equity financing will be available when required or, if available, that it can be secured on satisfactory terms.

As at August 31, 2015, our commitments under operating leases amount to $2.1 million in 2016, $1.4 million in 2017, $774,000 in 2018, $768,000 in 2019 and $2.5 million in 2020 and after, for total commitments of $7.5 million.

Sources and Uses of Cash

We finance our operations and meet our capital expenditure requirements mainly through cash flows from operating activities, the use of our cash and short-term investments as well as the issuance of subordinate voting shares.

Operating activities

Cash flows provided by operating activities were $6.5 million in fiscal 2015, compared to $19.8 million in 2014 and cash flows used of $2.0 million in 2013.

Fiscal 2015 vs. 2014

Cash flows provided by operating activities in fiscal 2015 were attributable to the net earnings after items not affecting cash of $11.4 million, offset in part by the negative net change in non-cash operating items of $4.9 million; this was mainly due to the negative effect on cash of the increase of $10.8 million in our accounts receivable due to the timing of receipts and sales during the year, the negative effect on cash of the increase of $2.1 million in our income tax and tax credits recoverable due to tax credits earned during the year not yet recovered, and the negative effect on cash of the increase of $982,000 in our prepaid expenses due to timing of payments during the year. These negative effects on cash were offset in part by the positive effect on cash of the decrease of $820,000 in our inventories due to improved inventory turns during the year and the increase of $8.1 million in our accounts payable, accrued liabilities and provisions due to timing of purchases and payments during the year.

Fiscal 2014 vs. 2013

Cash flows provided by operating activities in fiscal 2014 were attributable to the net earnings after items not affecting cash of $11.5 million and the positive net change in non-cash operating items of $8.3 million; this was mainly due to the positive effect on cash of the $3.6 million decrease in our accounts receivable, due to the decrease in sales year-over-year and the timing of receipts and sales during the year, the $1.4 million decrease in our income taxes and tax credits recoverable mainly due to tax credits earned in previous years received during the year, as well as the $3.8 million increase in our accounts payable, accrued liabilities, provisions and other liabilities due to timing of purchases and payments during the year. These positive effects on cash were partly offset by the negative effect on cash of the $734,000 increase in our inventories to meet future demand.

Investing activities

Cash flows used by investing activities amounted to $2.3 million in fiscal 2015, compared to $8.9 million in 2014 and $5.0 million in 2013.

Fiscal 2015

In fiscal 2015, we paid $5.9 million for the purchase of capital assets but we disposed (net of acquisitions) of $3.6 million worth of short-term investments.

Fiscal 2014

In fiscal 2014, we acquired (net of disposal) $1.0 million worth of short-term investments and we paid $7.9 million for the purchase of capital assets, including the assets of ByteSphere and Aito.

Fiscal 2013

In fiscal 2013, we paid $8.0 million for the purchase of capital assets but we disposed (net of acquisitions) of $3.0 million worth of short-term investments.

Financing activities

Cash flows used by financing activities amounted to $25.5 million in fiscal 2015, compared to $1.0 million in 2014 and $3.6 million in 2013.

Fiscal 2015

In fiscal 2015, we redeemed share capital under our share repurchase programs (namely our substantial issuer bid) for a cash consideration of $25.5 million.

Fiscal 2014

In fiscal 2014, we redeemed share capital for a cash consideration of $937,000 and repaid $307,000 of our long-term debt. However, we received $225,000 from the exercise of stock options.

Fiscal 2013

In fiscal 2013, we redeemed share capital for a cash consideration of $3.1 million and repaid $589,000 of our long-term debt. However, we received $87,000 from the exercise of stock options.

FORWARD EXCHANGE CONTRACTS

We are exposed to a currency risk as a result of our export sales of products manufactured in Canada, China and Finland, the majority of which are denominated in US dollars and euros. In addition, we are exposed to a currency risk as a result of our research and development activities in India (Indian rupees). These risks are partially hedged by forward exchange contracts. Forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

As at August 31, 2015, we held forward exchange contracts to sell US dollars for Canadian dollars and Indian rupees at various forward rates, which are summarized as follows:

US dollars – Canadian dollars

Expiry dates	Contractual amounts	Weighted average contractual forward rates

September 2015 to August 2016	$20,200,000	1.1180
September 2016 to August 2017	8,000,000	1.1530
September 2017 to December 2017	1,600,000	1.2135
Total	$29,800,000	1.1326

US dollars – Indian rupees
Expiry dates	Contractual amounts	Weighted average contractual forward rate

September 2015 to July 2016	$3,900,000	66.41

The carrying amount of forward exchange contracts is equal to fair value, which is based on the amount at which they could be settled based on estimated current market rates. The fair value of forward exchange contracts amounted to net losses of $497,000 and $4.2 million as at August 31, 2014 and 2015 respectively. The US dollar – Canadian dollar year-end exchange rate was CA$1.3157 = US$1.00 as at August 31, 2015.

SHARE CAPITAL

Share Capital

As at November 9, 2015, EXFO had 31,643,000 multiple voting shares outstanding, entitling to 10 votes each and 22,248,271 subordinate voting shares outstanding. The multiple voting shares and the subordinate voting shares are unlimited as to number and without par value.

OFF-BALANCE SHEET ARRANGEMENTS

As at August 31, 2015, our off-balance sheet arrangements consisted of letters of guarantee amounting to $495,000 for our own selling and purchasing requirements, which were reserved from our lines of credit; these letters of guarantee expire at various dates through fiscal 2020.

STRUCTURED ENTITIES

As at August 31, 2015, we did not have interests in any structured entities.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in accordance with IFRS requires us to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and the disclosures of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, we evaluate these estimates and assumptions, including those related to the fair value of financial instruments, the allowance for doubtful accounts receivable, the amount of tax credits recoverable, the provision for excess and obsolete inventories, the estimated useful lives of capital assets, the valuation of long-lived assets, the impairment of goodwill, the recoverable amount of deferred income tax assets, the amount of certain accrued liabilities, provisions and deferred revenue as well as stock-based compensation costs. We base our estimates and assumptions on historical experience and on other factors that we believe to be reasonable under the circumstances.

Critical Judgments in Applying Accounting Policies

(a)	Determination of functional currency

We operate in multiple countries and generate revenue and incur expenses in several currencies, namely the Canadian dollar, the US dollar, the euro, the British pound, the Indian rupee and the CNY (Chinese currency). The determination of the functional currency of EXFO and its subsidiaries may require significant judgment. In determining the functional currency of EXFO and its subsidiaries, we take into account primary, secondary and tertiary indicators. When indicators are mixed and the functional currency is not obvious, we use our judgment to determine the functional currency.

(b)    Determination of cash generating units and allocation of goodwill

For the purpose of impairment testing, goodwill must be allocated to each cash-generating unit (CGU) or group of CGUs that are expected to benefit from the synergies of the business combination. Initial allocation and possible reallocation of goodwill to a CGU or a group of CGUs requires judgment.

Critical Estimates and Assumptions

(a)	Inventories

We state our inventories at the lower of cost, determined on an average cost basis and net realizable value, and we provide reserves for excess and obsolete inventories. We determine our reserves for excess and obsolete inventories based on the quantities on hand at the reporting dates compared to foreseeable needs over the next 12 months, taking into account changes in demand, technology or market. It is possible that additional inventory reserves may occur if future sales are less than our forecasts or if there is a significant shift in product mix compared to our forecasts, which could adversely affect our results.

(b)	Income taxes

We are subject to income tax laws and regulations in several jurisdictions. Under these laws and regulations, uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. We maintain provisions for uncertain tax positions that we believe appropriately reflect our risk based on our interpretation of laws and regulations. In addition, we make reasonable estimates and assumptions to determine the amount of deferred tax assets that can be recognized in our consolidated financial statements, based upon the likely timing and level of anticipated future taxable income together with tax planning strategies. The ultimate realization of our deferred income tax assets is dependent upon the generation of sufficient future taxable income during the periods in which those assets are expected to be realized.

As at August 31, 2015, we had deferred income tax assets in the balance sheet in the amount of $8.9 million mainly for operating losses in the United States. In order to recover these deferred income tax assets, we need to generate approximately $22 million in pre-tax earnings in the United States, and in order to do so over the estimated recovery period of five years, we must generate pre-tax earnings compound annual growth rate (CAGR) of 6%, which we believe is probable. Our losses in the United States can be carried forward over a twenty-year period.

(c)	Tax credits recoverable

Tax credits are recorded provided that there is reasonable assurance that we have complied and will comply with all the conditions related to the tax credits and that the tax credits will be received. The ultimate recovery of our non-refundable tax credits is dependent upon the generation of sufficient future taxable income during the tax credits carry-forward periods. We have made reasonable estimates and assumptions to determine the amount of non-refundable tax credits that can be recognized in our consolidated financial statements, based upon the likely timing and level of anticipated future taxable income together with tax planning strategies.

As at August 31, 2015, our non-refundable research and development tax credits recognized in the balance sheet amounted to $36.7 million. In order to recover these non-refundable research and development tax credits, we need to generate approximately $238 million (CA$313 million) in pre-tax earnings at the Canadian federal level and approximately $11 million at the Canadian provincial level. In order to generate $238 million in pre-tax earnings at the Canadian Federal level over the estimated recovery period of 18 years, we must generate a pre-tax earnings CAGR of 4%, which we believe is probable. Our non-refundable research and development tax credits can be carried forward over a twenty-year period.

(d)	Impairment of non-financial assets

Impairment exists when the carrying value of an asset or group of assets (cash generating unit (CGU)) exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation for our CGUs is based on a market approach that relies on input from implicit valuation multiples and recent transactions for comparable assets or businesses, within the same industry. We apply judgment in making adjustments for factors such as size, risk profile or profitability and also consider EXFO's value derived from its market capitalization considering a control premium based on comparable situations. Depending on the market evidence available, we, from time to time, may further supplement this market approach with discounted cash flows.

In the fourth quarter of fiscal 2015, we performed our annual goodwill impairment test for our two CGUs, EXFO and Brix.

For the purposes of the impairment test, goodwill has been allocated to the lowest level within the company at which it is monitored by management to make business decisions, which are the following two CGUs:

EXFO CGU	$8,636,000
Brix CGU	13,224,000
Total	$21,860,000

In performing the goodwill impairment review of both CGUs, we determined the recoverable amount of goodwill based on fair value less costs of disposal.  In estimating the recoverable amount of the EXFO CGU, we used a market approach, which is based on sales multiples within the range of 0.8 to 2.0 times sales, for comparable businesses with similar operations within the same industry over the past year. We applied judgment in making certain adjustments for factors such as size, risk profile or profitability of the comparable businesses, when compared to the EXFO CGU. To calculate the recoverable amount of the Brix CGU, we also applied a similar market approach, based on sales multiples for comparable businesses, which also ranged from 0.8 to 2.0 times sales. Furthermore, as the sales and operations of the EXFO CGU constitutes the significant majority of our sales and operations, we also compared the carrying amount of the EXFO CGU to EXFO's overall market capitalization, after adjustment for a control premium and the adjustment to deduct the recoverable amount of the Brix CGU.  Based on this calculation, we calculated a recoverable amount which resulted in an implied sales multiple that was within the 0.8 to 2.0 times range, as used in the market approach described above.

In fiscal 2014, the calculation of recoverable amount of the Brix CGU also included a calculation of fair value based on discounted cash flows.  However, this additional valuation technique was not considered necessary for fiscal 2015, on the basis that the market approach provided a more reliable estimate of fair value based on more reliable inputs, compared to the range of amounts being determined using cash flow projections and the significant assumptions applied to those cash flows.

As at August 31, 2015, the recoverable amount for both CGUs exceeded their carrying value. The recoverable amount of both CGUs would equal its carrying value using sales multiples of 0.7 times sales.

NEW IFRS PRONOUNCEMENTS NOT YET ADOPTED

Financial Instruments

The final version of IFRS 9, "Financial Instruments", was issued in July 2014 and will replace IAS 39, "Financial Instruments: Recognition and Measurement". IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. Requirements relating to hedge accounting representing a new hedge accounting model have also been added to IFRS 9. The new standard is effective for annual periods beginning on or after January 1, 2018, and must be applied retrospectively. We have not yet assessed the impact that the new standard will have on our consolidated financial statements.

Revenue from Contracts with Customers

IFRS 15, "Revenue from Contracts with Customers", was issued in May 2014. The objective of this new standard is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability. This new standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. This new standard is effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted. We have not yet assessed the impact that the new standard will have on our consolidated financial statements or whether or not to early adopt the new standard.

RISKS AND UNCERTAINTIES

Over the past several years, we have managed our business in a difficult environment; focused on research and development programs for new and innovative solutions aimed at expected growth pockets in our sector; continued the development of our domestic and international markets; and made strategic acquisitions. However, we operate in a highly competitive and complex sector that is in constant evolution and, as a result, we encounter various risks and uncertainties that must be given appropriate consideration in our strategic management plans and policies.

Our business is subject to the effects of general economic conditions in North America and throughout the world and, more particularly, market conditions in the telecommunications industry. In the past, our operating results were adversely affected by reduced capital spending in North America, Europe and Asia and by unfavorable general economic conditions. In particular, sales to network operators in North America were significantly and adversely affected by a downturn in the telecommunications industry in 2001 and by the global economic recession in 2009. Challenging market conditions resurfaced in 2012 and continued through 2015 with network operators placing a tight rein on capital expenditures with the complexity of deploying fully converged IP networks. In the event of another recession or slowdown in key geographic regions or markets, we may experience a material adverse impact on our business, operating results and financial condition.

Our functional currency is the Canadian dollar. We are exposed to a currency risk as a result of our export sales of products manufactured in Canada, China and Finland, the majority of which are denominated in US dollars and euros, while a significant portion of our cost of sales and operating expenses are denominated in Canadian dollars and currencies such as euros, British pounds, Rupees (India) and CNY (China). As a result, even though we manage our exposure to currency risk to some extent with forward exchange contracts (by selling US dollars for Canadian dollars and US dollars for Indian Rupees) and certain cost of sales and operating expenses denominated in currencies other than the Canadian dollar, namely the US dollars and euros, we are exposed to fluctuations in the exchange rates between the Canadian dollar on one hand and the US dollar, euro and other currencies on the other. Any increase in the value of the Canadian dollar relative to the US dollar and other currencies, or any unfavorable variance between the value of the Canadian dollar and the contractual rates of our US dollar - Canadian dollar forward exchange contracts, could result in foreign exchange losses and have a material adverse effect on our operating results. Foreign exchange rate fluctuations also flow through the statement of earnings line items as a significant portion of cost of sales and our operating expenses are denominated in Canadian dollars, euros and Indian rupees, and we report our results in US dollars. Any decrease in the value of the US dollar relative to the Canadian dollar and other currencies, could have a material adverse effect on our operating results.

Risks and uncertainties related to the telecommunications test, service assurance and network visibility industry involve the rapid and timely development of new products that may have short lifecycles and require extensive research and development; the difficulty of adequately predicting market size, trends and customer needs; the ability to quickly adapt our cost structure to changing market conditions in order to achieve profitability; and the challenge of retaining highly skilled employees.

Given our strategic goals for growth and competitive positioning in our industry, we are continuously expanding into international markets, such as the operation of our manufacturing facilities in China and our software development center in India as well as operating other subsidiaries in many countries. This exposes us to certain risks and uncertainties, namely changes in local laws and regulations, multiple technological standards, protective legislation, pricing pressure, cultural differences and the management of operations in different countries.

The economic environment of our industry could also result in some of our customers experiencing difficulties, which, consequently, could have a negative effect on our results, especially in terms of future sales and recoverability of accounts receivable. However, the sectorial and geographic diversity of our customer base provides us with a reasonable level of protection in this area. Finally, other financial instruments, which potentially subject us to credit risks, consist mainly of cash, short-term investments and forward exchange contracts. Our short-term investments consist of debt instruments issued by high-credit quality corporations. Our cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, we consider the risk of non-performance on these instruments to be limited.

We depend on a single supplier or a limited number of suppliers for some of the parts used to manufacture our products for which alternative sources may not be readily available. In addition, all our orders are placed through individual purchase orders and, therefore, our suppliers may experience difficulties, suffer from natural disasters, delays or stop supplying parts to us at any time. The reliance on a single source or limited number of suppliers could result in increased costs, delivery problems and reduced control over product pricing and quality. Any interruption or delay in the supply of any of these parts could significantly harm our ability to meet scheduled product deliveries to our customers and cause us to lose sales. Furthermore, the process of qualifying a new manufacturer for complex parts designed to our specifications, such as our optical, electronic or mechanical parts, is lengthy and would consume a substantial amount of time for our technical personnel and management. If we were required to change a supplier in a short period of time, our business would be disrupted. In addition, we may be unsuccessful in identifying a new supplier capable of meeting and willing to meet our needs on terms that we would find acceptable.

While strategic acquisitions, like those we have made in the past and possibly others in the future, are essential to our long-term growth, they also expose us to certain risks and uncertainties related to the rapid and effective integration of these businesses, their products, technologies and personnel as well as key personnel retention. Finally, integration of new acquisitions will require the dedication of management resources, which may detract their attention from our day-to-day business and operations.

For a more complete understanding of risk factors that may affect us, please refer to the risk factors set forth in our disclosure documents published with securities commissions at www.EXFO.com, or at www.sedar.com in Canada or www.sec.gov/edgar.shtml in the U.S.

NON-IFRS MEASURES

We provide non-IFRS measures (constant currency data, gross margin before depreciation and amortization and adjusted EBITDA) as supplemental information regarding our operational performance. We use these measures for the purpose of evaluating our historical and prospective financial performance, as well as our performance relative to our competitors. These measures also help us to plan and forecast future periods as well as to make operational and strategic decisions. We believe that providing this information to our investors, in addition to the IFRS measures, allows them to see the company's results through the eyes of management, and to better understand our historical and future financial performance.

The presentation of this additional information is not prepared in accordance with IFRS. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

Constant currency data represents data before foreign currency impact. Data for the current period is translated using foreign exchange rates of the corresponding period from the preceding year.

Gross margin before depreciation and amortization represents sales less cost of sales, excluding depreciation and amortization.

Adjusted EBITDA represents net earnings before interest, income taxes, depreciation and amortization, restructuring charges, stock-based compensation costs and foreign exchange gain.

The following table summarizes the reconciliation of adjusted EBITDA to IFRS net earnings, in thousands of US dollars:

Adjusted EBITDA (unaudited)

	Years ended August 31,
	2015	2014	2013

IFRS net earnings for the year	$5,298	$783	$1,341

Add (deduct):

Depreciation of property, plant and equipment	4,835	4,995	6,028
Amortization of intangible assets	2,883	4,398	6,643
Interest and other income	(155)	(326)	(113)
Income taxes	5,198	4,479	5,664
Restructuring charges	1,637	–	89
Stock-based compensation costs	1,295	1,696	1,768
Foreign exchange gain	(7,212)	(1,634)	(4,082)
Adjusted EBITDA for the year	$13,779	$14,391	$17,338

Adjusted EBITDA in percentage of total sales	6.2%	6.2%	7.2%

QUARTERLY SUMMARY FINANCIAL INFORMATION (1) (unaudited)
 (tabular amounts in thousands of US dollars, except per share data)

	1st quarter	2nd quarter	3rd quarter	4th quarter	Year ended August 31,
2015
Sales	$56,724	$50,990	$57,781	$56,594	$222,089
Cost of sales (2)	$21,237	$19,546	$22,281	$21,975	$85,039
Net earnings	$1,481	$931	$563	$2,323	$5,298
Basic and diluted net earnings per share	$0.02	$0.02	$0.01	$0.04	$0.09

	1st quarter	2nd quarter	3rd quarter	4th quarter	Year ended August 31,
2014
Sales	$56,003	$51,179	$63,882	$59,742	$230,806
Cost of sales (2)	$21,185	$20,073	$23,469	$22,109	$86,836
Net earnings (loss)	$(747)	$(1,339)	$1,665	$1,204	$783
Basic and diluted net earnings (loss) per share (3)	$(0.01)	$(0.02)	$0.03	$0.02	$0.01

(1)
Quarterly financial information has been prepared in accordance with IFRS as issued by the IASB. The presentation currency is the US dollars, which differs from the functional currency of the company (Canadian dollar).

(2)	The cost of sales is exclusive of depreciation and amortization.
(3)	Per share data is calculated independently for each quarter presented. Therefore, the sum of this quarterly information does not equal the corresponding annual information.

Quarterly Sales Analysis

Overall in fiscal 2015, sales were 3.8% lower year-over-year at $222.1 million compared to $230.8 million in 2014. Refer to section ''Sales and bookings'' elsewhere in this document for explanations about the year-over-year annual decrease in sales. On a quarterly basis, our sales may fluctuate from quarter to quarter due to timing and magnitude of orders.

During fiscal 2015, our sales were negatively affected by a stronger US dollar against other currencies. This mainly explains the year-over-year decrease in sales in the last two quarters of fiscal 2015 compared the same periods last year.

Fourth-Quarter Results

Gross margin

In the fourth quarter of fiscal 2015, our gross margin reached 61.2%, compared to 63.0% for the same period last year.

In the fourth quarter of fiscal 2015, our gross margin was unfavorably affected by product mix compared to the same period last year as our Physical-layer product line represented a larger portion of our sales year-over-year and this product line delivers lower margins than our Protocol-layer product line.
In addition, in the fourth quarter of fiscal 2015, we recorded $290,000 in restructuring charges in the cost of sales (nil in 2014), which negatively affected our gross margin for that quarter (0.5%).

Furthermore, in the fourth quarter of fiscal 2015, foreign exchange losses on our forward exchange contracts were higher year-over-year, which reduced our sales and negatively affected our gross margin by 0.4% compared to the same period last year.

Finally, in the fourth quarter of fiscal 2015, we faced increased competition and pricing pressure for some product lines, compared to the same period last year, which negatively affected our gross margin year-over-year.

Net earnings

Net earnings amounted to $2.3 million, or $0.04 per diluted share, in the fourth quarter of fiscal 2015, compared to $1.2 million, or $0.02 per share, for the same period last year.

In the fourth quarter of fiscal 2015, we recorded a foreign exchange gain of $2.4 million compared to a loss of $334,000 for the same period last year due to the fluctuation of the period-end foreign exchange rates; this resulted in a $2.8 million increase in our net earnings year-over-year.

In addition, in the fourth quarter of fiscal 2015, our operating expenses (selling, administrative, net R&D, depreciation and amortization expenses) were $1.8 million lower compared to the same period last year, despite the restructuring charges of $1.3 million incurred during the quarter; the decrease in our operating expenses year-over-year was mainly due to the increase in the average value of the US dollar, compared to the Canadian dollar and the euro as a significant portion of these expenses are incurred in these two currencies and we report our results in US dollars. In addition, amortization of intangible assets decreased year-over-year due to the fact that core technology related to the acquisition of NetHawk Oyj (acquired in fiscal 2010) became fully amortized in the third quarter of fiscal 2015.

However, in the fourth quarter of fiscal 2015, a lower gross margin in dollars (on lower sales) compared to the same period last year resulted in lower net earnings year-over-year.

Finally, in the fourth quarter of fiscal 2015, we recorded an income tax expense of $1.7 million compared to $1.4 million for the same period last year, which decrease our net earnings year-over-year.

Quebec City, Canada, November 1, 2015

RE: Annual General Meeting of Shareholders

Dear Shareholder,
Please be advised that my annual Letter to Shareholders will be available on our website (EXFO.com/AR2015), beginning on November 26, 2015.
In the meantime, I would like to invite you to our upcoming Annual General Meeting. Consider this letter as a formal invitation to attend our Meeting, which will be held on January 7, 2016, 9 a.m., at the St. Andrews Club & Conference Centre, Room Executive One (16th floor), located at 150 King Street West, in Toronto.
Details of the business to be conducted at the Meeting are provided in the attached Management Proxy Circular and Notice of Annual General Meeting of Shareholders.
It is important that your shares be represented at the Meeting. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE VOTE BY TELEPHONE OR ELECTRONICALLY OR COMPLETE, SIGN, DATE AND PROMPTLY RETURN THE ACCOMPANYING PROXY BY FAX OR EMAIL OR IN THE ENCLOSED POSTAGE-PAID ENVELOPE.
If you send in your proxy card and then decide to attend the Meeting to vote your shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the Management Proxy Circular.
On behalf of the Board of Directors, I would like to express our appreciation for your continued interest in EXFO. We look forward to seeing you at the Meeting.
Sincerely,
/s/ Germain Lamonde
Germain Lamonde
Chairman, President and
Chief Executive Officer
EXFO Inc.

EXFO Inc.

_________________________

NOTICE OF ANNUAL MEETING
OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting (the "Meeting") of shareholders of EXFO Inc. (the "Corporation") will be held at 9:00 a.m. (Eastern Standard Time), on Thursday, January 7, 2016, at the St. Andrew's Club & Conference Centre, Executive One Room (16th Floor), 150 King Street West, Toronto, Ontario, Canada for the following purposes:
1.	to receive the consolidated financial statements of the Corporation for the financial year ended August 31, 2015, and the Auditor's report thereon;
2.	to elect Directors of the Corporation;
3.	to appoint PricewaterhouseCoopers LLP as auditors and to authorize the Audit Committee to fix their remuneration;
4.	to transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.
Enclosed is a copy of the 2015 consolidated financial statements, management's discussion and analysis and the Auditor's Report thereon, together with the Management Proxy Circular and a form of Proxy.
DATED at Quebec, Province of Quebec, this 1st day of November, 2015.
BY ORDER OF THE BOARD OF DIRECTORS /s/ Benoit Ringuette Benoit Ringuette Secretary

Shareholders unable to attend the Meeting are requested to vote by telephone or electronically or to complete the enclosed proxy form and return it by fax, email or in the envelope provided. To be valid, votes or proxies must reach the office of CST Trust Company, no later than the close of business on the last day prior to the date of the Meeting or any reconvening of the Meeting in case of adjournment. Shareholders may also have the proxy form delivered to the Chairman of the Meeting prior to the time of voting on the day of the Meeting or any adjournment thereof.

Under Canadian Securities Law, you are entitled to receive certain investor documents. If you wish to receive such material, please tick the applicable boxes below. You may also go to CST website www.canstockta.com/financialstatements and input code 1629a..

❑ I would like to receive quarterly financial statements
❑ I would like to receive annual financial statements
❑ I do not want to receive annual financial statements

❑ I would like to receive the information circular for the next meeting
❑ I would like to receive future mailings by email at ______________________

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted FOR a matter by Management's appointees or, if you appoint another proxyholder, as that other proxyholder sees fit. On any amendments or variations proposed or any new business properly submitted before the Meeting, I/We authorize you to vote as you see fit.

________________________________________________  __________________
Signature(s)                                                                                                                                                           Date

Please sign exactly as your name(s) appear on this proxy.  Please see reverse for instructions. All proxies must be received by January 6th, 2016 at 5:00 p.m. (Eastern time).

Appointment of Proxyholder

I/We, being holder(s) of subordinate voting shares of EXFO Inc. (the "Company"), hereby appoint: Germain Lamonde, President and Chief Executive Officer, or, failing him, Pierre Plamondon, Vice-President, Finance and Chief Financial Officer OR

__________________________________________________________________________________________
Print the name of the person you are appointing if this person is someone other than the individuals listed above as proxy of the undersigned, to attend, act and vote on behalf of the undersigned in accordance with the below direction (or if no directions have been given, as the proxy sees fit) on all the following matters and any other matter that may properly come before the Annual Meeting of Shareholders of the Company to be held at 9:00 a.m. (Toronto Time) on January 7, 2016, at the St. Andrew's Club & Conference Centre, 150 King Street West, 16th Floor, Executive One Room, Toronto, Ontario, Canada (the "Meeting"), and at any and all adjournments or postponements thereof in the same manner, to the same extent and with the same powers as if the undersigned were personally present, with full power of substitution.

Management recommends voting FOR Resolutions 1 and 2. Please use a dark black pencil or pen.
1. Election of Directors	FOR	WITHHOLD
1. Pierre-Paul Allard	☐	☐
2. François Côté	☐	☐
3. Darryl Edwards	☐	☐
4. Germain Lamonde	☐	☐
5. Claude Séguin	☐	☐
6. Randy E. Tornes	☐	☐
2. Appointment of Auditors	FOR	WITHHOLD
Appointment of PricewaterhouseCoopers LLP as Auditors	☐	☐
Control Number

How to Vote
Proxy Form – Annual Meeting of Shareholders of EXFO Inc. to be held on January 7, 2016 (the "Meeting") Notes to Proxy	INTERNET • Go to www.cstvotemyproxy.com • Cast your vote online • View Meeting documents	TELEPHONE Use any touch-tone phone, call toll free in Canada and United States 1-888-489-7352 and follow the voice instructions
1.  This proxy must be signed by a holder or his or her attorney duly authorized in writing. If you are an individual, please sign exactly as your name appears on this proxy. If the holder is a corporation, a duly authorized officer or attorney of the corporation must sign this proxy, and if the corporation has a corporate seal, its corporate seal should be affixed.

To vote using your smartphone, please scan this QR Code è
2.  If the securities are registered in the name of an executor, administrator or trustee, please sign exactly as your name appears on this proxy. If the securities are registered in the name of a deceased or other holder, the proxy must be signed by the legal representative with his or her name printed below his or her signature, and evidence of authority to sign on behalf of the deceased or other holder must be attached to this proxy.

To vote by telephone or Internet you will need your control number. If you vote by Internet or telephone, do not return this proxy. MAIL, FAX or EMAIL
3.  Some holders may own securities as both a registered and a beneficial holder; in which case you may receive more than one Circular and will need to vote separately as a registered and beneficial holder. Beneficial holders may be forwarded either a form of proxy already signed by the intermediary or a voting instruction form to allow them to direct the voting of securities they beneficially own. Beneficial holders should follow instructions for voting conveyed to them by their intermediaries.

• Complete and return your signed proxy in the envelope provided or send to: CST Trust Company P.O. Box 721 Agincourt, ON M1S 0A1
4.  If a security is held by two or more individuals, any one of them present or represented by proxy at the Meeting may, in the absence of the other or others, vote at the Meeting. However, if one or more of them are present or represented by proxy, they must vote together the number of securities indicated on the proxy.
• You may alternatively fax your proxy to 416-368-2502 or toll free in Canada and the United States to 1-866-781-3111 or scan and email to proxy@canstockta.com

All holders should refer to the Proxy Circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting.

This proxy is solicited by and on behalf of Management of the Company.

   An undated proxy is deemed to be dated on the day it was received by CST.

   If you wish to receive investor documents electronically in future, please visit www.canstockta.com/electronicdelivery to enrol.

All proxies must be received by January 6, 2016 at 5:00 p.m. (Eastern time).

NOTICE OF ANNUAL
MEETING OF SHAREHOLDERS
AND
MANAGEMENT PROXY CIRCULAR

November 1, 2015

EXFO Inc.
MANAGEMENT PROXY CIRCULAR
SOLICITATION OF PROXIES
This Management Proxy Circular ("Circular") is provided in connection with the solicitation by the Management of EXFO Inc. (the "Corporation" or "EXFO") of proxies to be used at the Annual General Meeting of shareholders (the "Meeting") of the Corporation to be held at the time and place and for the purposes stated in the accompanying Notice of Meeting and at any adjournment thereof. Unless otherwise indicated, the information contained herein is given as at November 1, 2015.
It is expected that the solicitation will be made primarily by mail and e-mail but proxies may also be solicited personally by officers, employees or agents of the Corporation. The Corporation may also reimburse brokers and other persons holding shares in their names or in the names of nominees, for their costs incurred in sending proxy material to principals and obtaining their proxies. The cost of solicitation will be borne by the Corporation and is expected to be nominal.
APPOINTMENT AND REVOCATION OF PROXIES AND ATTENDANCE OF BENEFICIAL SHAREHOLDERS
The persons named in the enclosed Form of Proxy (the "Form of Proxy") are officers of the Corporation. A shareholder desiring to appoint some other person (who need not be a shareholder) to represent him or her at the Meeting may do so by inserting such person's name in the blank space provided in the Form of Proxy and checking item (B).
To be valid, votes or proxies must be received at the Toronto, Canada office of CST Trust Company, 320 Bay Street, B1 Level, Toronto, ON, M5H 4A6, the transfer agent of the Corporation, no later than the close of business on the last business day preceding the day of the Meeting or any adjournment thereof, or proxies may be delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof. A beneficial shareholder who completes a Form of Proxy and who wishes to attend and vote at the Meeting personally must appoint himself or herself proxy holder in the foregoing manner.
A proxy given pursuant to this solicitation may be revoked by instrument in writing executed by the shareholder or by his or her attorney authorized in writing if such instrument is deposited either at the registered office of the Corporation to the attention of the Corporate Secretary or at the Toronto, Canada office of the Corporation's transfer agent no later than the close of business on the last business day preceding the day of the Meeting or any adjournment thereof or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.
VOTING OF PROXIES
The shares represented by proxies appointing the persons, or any one of them, designated by Management thereon to represent the shareholder at the Meeting will be voted in accordance with the instructions given by the shareholder. Unless otherwise indicated, the voting rights attached to the shares represented by a Form of Proxy will be voted "FOR" in respect of all the proposals described herein.

The Form of Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting. As at the date hereof, Management is not aware that any other matter is to be presented at the Meeting. If, however, other matters properly come before the Meeting, the persons designated in the Form of Proxy will vote thereon in accordance with their judgment pursuant to the discretionary authority conferred by such proxy with respect to such matters. A shareholder desiring to vote by telephone should call 1-888-489-7352 or to vote electronically must go to the following site: www.cstvotemyproxy.com and enter the personalized 13-digit e-voting control number printed on the enclosed Form of Proxy and follow the instructions on the screen or otherwise fax or e-mail or mail the enclosed Form of Proxy.
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF
As at November 1, 2015, 22,248,271 Subordinate Voting Shares and 31,643,000 Multiple Voting Shares were outstanding, being the only classes of shares of the Corporation entitled to be voted at the Meeting. Each holder of Subordinate Voting Shares is entitled to one (1) vote and the holder of Multiple Voting Shares is entitled to ten (10) votes for each share registered in his or her name at the close of business on November 9, 2015, being the date fixed by the Board of Directors for the purpose of determining registered shareholders entitled to receive the accompanying Notice of Meeting and to vote (the "Record Date"). A list of shareholders entitled to vote as of the Record Date, showing the number of shares held by each shareholder, shall be prepared within ten (10) days of the Record Date. This list of shareholders will be available for inspection during normal business hours at the Montreal, Canada office of CST Trust Company, the transfer agent of the Corporation, 2001 Robert-Bourassa Boulevard, Suite 1600, Montreal, Quebec, Canada, H3A 2A6, and at the Meeting.
Unless otherwise indicated, the resolutions submitted to a vote at the Meeting must be passed by a majority of the votes cast by the holders of Subordinate Voting Shares and Multiple Voting Shares, as a single class, present at the Meeting in person or by proxy and voting in respect of all resolutions to be voted on by the shareholders of the Corporation.
To the knowledge of executive officers and directors of the Corporation, as at November 1, 2015, the only persons who are beneficial owners or who exercise control or direction, directly or indirectly, over shares carrying more than 10% of the voting rights attaching to any class of shares of the Corporation are:
Name of Shareholder	Number of Subordinate Voting Shares	Percentage of Voting Rights Attached to All Subordinate Voting Shares	Number of Multiple Voting Shares (1)	Percentage of Voting Rights Attached to All Multiple Voting Shares	Percentage of Voting Rights Attached to All Subordinate and Multiple Voting Shares
Germain Lamonde	4,316,247 (2)	19.40%	31,643,000 (3)	100%	94.71%
EdgePoint Investment Group, Inc.	3,775,600	16.97%	–	–	1.11%

(1)	The holder of Multiple Voting Shares is entitled to ten (10) votes for each share.
(2)	Mr. Lamonde exercises control over 4,000,000 Subordinate Voting Shares through G. Lamonde Investissements Financiers inc., a company controlled by Mr. Lamonde.
(3)
Mr. Lamonde exercises control over this number of Multiple Voting Shares through G. Lamonde Investissements Financiers inc., a company controlled by Mr. Lamonde and through Fiducie Germain Lamonde, a family trust for the benefit of Mr. Lamonde's family.

ELECTRONIC DELIVERY
The Corporation has a voluntary program for e-mail notification to its shareholders advising them that documents which must be delivered pursuant to securities legislation are available on the Corporation's website. Every year, as required by law governing public companies, the Corporation delivers documentation to shareholders, such as this Circular and the Corporation's annual consolidated financial statements together with the auditor's report thereon. The Corporation has made the delivery of such documents more convenient for its shareholders, as shareholders who so wish may be notified by e-mail when the Corporation's documentation is posted in the "Investors" section on its website (www.EXFO.com). Accordingly such documentation will not be sent to such shareholders in paper form by mail. The Corporation believes that electronic delivery will benefit the environment and reduce its costs. Shareholders who do not consent to receive documentation by e-mail will continue to receive such documentation by mail. Shareholders may also notify the Corporation in writing of their intention not to receive the annual consolidated financial statements together with the auditor's report thereon, neither by e-mail nor by mail.
Registered shareholders can consent to electronic delivery by visiting CST Trust Company's web site: www.canstockta.com/electronicdelivery. Unregistered shareholders (i.e. shareholders whose shares are held through a securities broker, bank, trust company or other nominee) can consent to electronic delivery by completing and returning the appropriate form received from the applicable intermediary.
BUSINESS TO BE TRANSACTED AT THE MEETING
Presentation of the Financial Statements
The consolidated financial statements of the Corporation for the financial year ended August 31, 2015 and the auditor's report thereon will be submitted to shareholders at the Meeting but no vote with respect thereto is required or proposed to be taken.
Election of the Directors
According to the articles of the Corporation, the Board of Directors shall consist of a minimum of three (3) and a maximum of twelve (12) directors. The number of directors is currently fixed at six (6) pursuant to a resolution of the Board of Directors. At the Meeting, Management proposes the six (6) persons named hereafter on pages 5 to 10 as nominees for election as directors to hold office until the next annual meeting or until the office is otherwise vacated in accordance with the Corporation's by-laws.
Management does not anticipate that any of the nominees will be unable or, for any reason whatsoever, reluctant to fulfill their duties as directors. Should this occur for any reason whatsoever before the election, the persons named in the Form of Proxy reserve the right to vote for another nominee of their choice unless the shareholder specified on the Form of Proxy to abstain from voting for the election of the directors. The election of the directors must be approved by a majority of the votes cast on the matter at the Meeting.
The Corporation's Majority Voting Policy applies to this election. Under such policy, a director who is elected in an uncontested election with a greater number of votes "withheld" than votes "for" such director will be required to tender his or her resignation to the Chair of the Board. This resignation will be effective when accepted by the Board of Directors. Unless extraordinary circumstances apply, the Board of Directors will accept the resignation. The Board of Directors will announce its decision (including the reason for not accepting a resignation) by press release within ninety (90) days of the meeting during which the election was held. A copy of the Majority Voting Policy is available on the Corporation's website (www.EXFO.com).

Nomination Process
The Human Resources Committee assists the Board of Directors by identifying individuals qualified to become members of the Board of Directors, and making recommendations to the Board of Directors as to selection of director nominees for the next annual meeting of shareholders. In making its recommendations, the Human Resources Committee objectively considers, among others, the competencies and skills that: (i) the Board of Directors considers to be necessary for the Board, as a whole, to possess; (ii) the Board of Directors considers each existing director to possess; and (iii) each new nominee will bring to the board room. Therefore, the competencies and skills, identified by the Human Resources Committee, as a whole, include the skill sets of current board members such as financial literacy, proficiency with test, service assurance and network visibility solutions and technologies, telecommunications industry experience, international business experience and other related competencies. Any additional skill sets deemed to be beneficial are considered, assessed and identified in light of the opportunities and risks facing the Corporation when candidates for director positions are considered.
Appointment and Remuneration of Auditors
A firm of auditors is to be appointed by vote of the shareholders at the Meeting to serve as auditors of the Corporation until the close of the next annual general meeting of the shareholders. The Audit Committee is to be authorized to fix the remuneration of the auditors so appointed. The Board of Directors and Management, upon the advice of the Audit Committee, recommend that PricewaterhouseCoopers LLP be re-appointed as auditors of the Corporation. The re-appointment of PricewaterhouseCoopers LLP must be approved by a majority of the votes cast on the matter at the Meeting.
NOMINEES FOR ELECTION AS DIRECTORS AND THEIR BENEFICIAL OWNERSHIP OF VOTING SECURITIES
The following charts and notes set out the name of each of the individuals proposed to be nominated at the Meeting for election as a director of the Corporation. Included in these charts is information relating to the proposed directors' committee memberships, meeting attendance, period of service as a director, principal directorships with other organizations and equity ownership (or securities over which each of them exercises control or direction) in the Corporation.

GERMAIN LAMONDE

St-Augustin-de-Desmaures, Quebec, Canada

Director since September 1985

Not Independent (Management)

Principal Occupation:
 Chairman of the Board of Directors, President and Chief Executive Officer of the Corporation

Germain Lamonde, a founder of EXFO, has been President and Chief Executive Officer of EXFO since its inception in 1985. He has also been Chairman of the Board since EXFO went public in 2000. Responsible for the overall management and strategic direction of EXFO, Mr. Lamonde has grown the company from the ground up into a global leader in the test and measurement and systems and service assurance industry. Mr. Lamonde has served on the board of directors of several organizations such as the Canadian Institute for Photonic Innovations, the POLE QCA Economic Development Corporation, the National Optics Institute of Canada (INO) and Université Laval in Quebec City, to name a few. Germain Lamonde holds a bachelor's degree in engineering physics from the University of Montreal's School of Engineering (École Polytechnique), a master's degree in optics from Université Laval, and is also a graduate of the Ivey Executive Management Program offered by the University of Western Ontario.

Board/Committee Membership			Attendance (1)		Board Memberships of Another Reporting Issuer
Chairman of the Board of Directors			7/7	100%	–
Securities Held
As at	Subordinate Voting Shares(#)	Multiple Voting Shares(#)	RSUs(#)		Total Shares (2) and RSUs(#)	Total Market Value (3) of Shares (2) and RSUs (US$)
August 31, 2015	4,271,699 (4)	31,643,000 (5)	97,809		36,012,508	110,198,274
Options Held as at August 31, 2015
Date Granted	Number(#)		Exercise Price (US$) (6)		Total Unexercised(#)	Value of Options Unexercised (US$) (7)
December 6, 2005	11,218		4.76		11,218	‒
Total					11,218	‒

(1)	From September 1, 2014 until November 1, 2015, Mr. Lamonde attended five (5) board meetings in person and two (2) board meetings by telephone.
(2)	Includes both Subordinate Voting Shares and Multiple Voting Shares.
(3)
The value of unvested RSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2015, which was US$3.06 (CA$4.05). The market value of the Subordinate Voting Shares and Multiple Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2015 using the noon buying rate of the Bank of Canada to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting of RSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

(4)	Mr. Lamonde exercises control over 4,000,000 of Subordinate Voting Shares through G. Lamonde Investissements Financiers inc., a company controlled by Mr. Lamonde.
(5)
Mr. Lamonde exercises control over this number of Multiple Voting Shares through G. Lamonde Investissements Financiers inc., a company controlled by Mr. Lamonde and through Fiducie Germain Lamonde, a family trust for the benefit of Mr. Lamonde's family.

(6)
These options were granted in Canadian dollars. The exercise price was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on the business day preceding the grant date using the noon buying rate of the Bank of Canada to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars on the grant date.

(7)
Indicates an aggregate value of "in-the-money" unexercised options held at the financial year ended August 31, 2015. "In-the-money" options are options for which the market value of the underlying securities is higher than the exercise price. The value of unexercised "in-the-money" options at financial year end is the difference between its exercise or base price and the market value of the underlying Subordinate Voting Share as at August 31, 2015, which was US$3.06 (CA$4.05). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2015 using the noon buying rate of the Bank of Canada to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. For a Canadian resident, the value of options unexercised is calculated using the exercise price and the market value of the subordinate voting shares on the Toronto Stock Exchange in Canadian dollars.

PIERRE-PAUL ALLARD
Pleasanton, California, USA Director since September 2008 Independent Principal Occupation: Senior Vice-President, Worldwide Sales and President Global Field Operations at Avaya Inc. (1)
Pierre-Paul Allard was appointed a member of our Board of Directors in September 2008 and has been a board member of many other technology companies in Canada and in the US. Mr. Allard is Senior Vice-President, Worldwide Sales and President Global Field Operations at Avaya Inc., a global provider of business collaboration and communications solutions. As Chief Revenue Officer, Mr. Allard is responsible for all go-to-market at Avaya. Prior to joining Avaya in May 2012, Mr. Allard worked for nineteen (19) years at Cisco Systems, Inc., where he most recently held the position of Vice-President, Sales and Operations, Global Enterprise. Previously, Mr. Allard was President of Cisco Systems Canada, and before that he held various management roles at IBM Canada for twelve (12) years. In 2002, Mr. Allard co-chaired the Canadian e-Business Initiative, a private-public partnership aiming to measure the role e-Business plays in increasing productivity levels, job creation and competitive position. In 1998, he was the laureate of the Arista-Sunlife Award, for Top Young Entrepreneur in Large Enterprise, conferred by the Montreal Chamber of Commerce. In 2003, he received the Queen's Golden Jubilee Medal, which highlights significant contributions to Canada. In the same year, he was also awarded the prestigious Trudeau Medal from the University of Ottawa, Tefler School of Management. Pierre-Paul Allard holds a bachelor's and masters' degree in Business Administration from the University of Ottawa, Canada.

Board/Committee Membership		Attendance (2)		Board Memberships of Another Reporting Issuer
Board of Directors Audit Committee Human Resources Committee Independent Board of Directors		5/7 4/5 4/5 4/5	71% 80% 80% 80%	–
Securities Held
As at	Subordinate Voting Shares(#)	DSUs(#)	Total Shares and DSUs(#)	Total Market Value (3) of Shares (4) and DSUs (US$)
August 31, 2015	8,000	40,332	48,332	147,896
Options Held as at August 31, 2015
Date Granted	Number(#)	Exercise Price (US$)	Total Unexercised(#)	Value of Options Unexercised (US$)
–	–	–	–	–

(1)	Avaya Inc. is a global provider of business collaboration and communications solutions.
(2)	From September 1, 2014 until November 1, 2015, Mr. Allard attended four (4) board meetings in person and one (1) board meeting by telephone.
(3)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2015, which was US$3.06 (CA$4.05). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2015 using the noon buying rate of the Bank of Canada to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting of DSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

(4)	Refers to Subordinate Voting Shares.

FRANÇOIS CÔTÉ
Montreal, Quebec, Canada Director since January 2015 Independent Principal Occupation: Chairman, TELUS Ventures (1)
François Côté oversees the development and implementation of TELUS Ventures' investment strategy. He also actively manages investments which drive return on investment and value creation for TELUS Corporation. Mr. Côté held a variety of executive positions at Bell Canada prior to becoming President and Chief Executive Officer of Emergis. Following the acquisition of Emergis by TELUS in January 2008, he was appointed President of TELUS Quebec, TELUS Health & TELUS Ventures. In this role, Mr. Côté was responsible for broadening TELUS' Quebec presence and driving the company's national health strategy through timely investments in information technology and innovative wireless solutions. Mr. Côté holds a Bachelor's degree in Industrial Relations from Laval University. In 2007, he was named Entrepreneur of the Year by Ernst & Young, in the Corporate Restructuring category for the Quebec City region. Mr. Côté serves on the boards of Fondation du Dr. Julien, Fondation Martin-Matte, Roche Ltd, Consulting Group and Lumenpulse Inc. as well as the Advisory Board of the McGill Centre for the Convergence of Health and Economics (MCCHE). In June 2013, Mr. Côté was named Honourary Lieutenant-Colonel of the Canadian Armed Forces' 34th Signal Regiment. He is also Vice Chair of the TELUS Fund, an independent organization established to finance the creation of health and wellness content.

Board/Committee Membership		Attendance (2)		Board Memberships of Another Reporting Issuer
Board of Directors Audit Committee Human Resources Committee Independent Board of Directors		4/4 3/3 3/3 3/3	100% 100% 100% 100%	Lumenpulse Inc.
Securities Held
As at	Subordinate Voting Shares(#)	DSUs(#)	Total Shares and DSUs(#)	Total Market Value (3) of Shares (4) and DSUs (US$)
August 31, 2015	3,000	4,370	7,370	22,552
Options Held as at August 31, 2015
Date Granted	Number(#)	Exercise Price (US$)	Total Unexercised(#)	Value of Options Unexercised (US$)
–	–	–	–	–

(1)	TELUS Ventures is the strategic venture investment arm of TELUS, a leading North American telecommunications firm that provides a wide range of telecommunications products and services.
(2)	Mr. Côté joined our Board of Directors in January 2015. From January 8, 2015 until November 1, 2015, Mr. Côté attended three (3) board meetings in person and one board meeting by telephone.
(3)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2015, which was US$3.06 (CA$4.05). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2015 using the noon buying rate of the Bank of Canada to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting of DSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

(4)	Refers to Subordinate Voting Shares.

DARRYL EDWARDS
Weston Under Wetherley, Warwickshire, United Kingdom Director since September 2011 Lead Director Independent Principal Occupation: President and Chief Executive Officer, ECI Telecom (1)
Darryl Edwards was appointed a member of our Board of Directors in September 2011. Mr. Edwards is the President and Chief Executive Officer of ECI Telecom, a leading provider of access and transport solutions. Prior to leading ECI, Mr. Edwards was the Chairman of the Board for MACH, a leading provider of hub-based mobile communication solutions. He brings to EXFO more than thirty (30) years of telecommunications experience gained from a number of senior executive leadership positions; most recently he was the Chief Executive Officer of AIRCOM International, successfully leading the company through to business sale. Mr. Edwards was previously at Nortel Networks for seventeen (17) years, where he held various executive officer positions, including President of EMEA and President of Global Sales (Carrier Networks). He also was the Chief Executive Officer for two (2) of Nortel's key joint ventures, first in the Middle East and later in Germany. Prior to his time at Nortel, Mr. Edwards spent thirteen (13) years at GEC-Plessey Telecommunications where he worked in engineering, quality assurance and international sales. He was also an advisor to private equity firm Warburg Pincus, the majority shareholder of MACH, on telecommunications-related topics. Mr. Edwards has held a number of chairs, including Chairman of the Board of Nortel's interests in Turkey, Nortel Netas, which was listed on the Istanbul Stock Exchange. He also was a member of the Advisory Counsel to the Turkish government between 2004 and 2008, and previously served on the UK Government Broadband Stakeholders Group and the Information Age Partnership. Darryl Edwards holds a Higher National Certificate (Physics) from Birmingham Polytechnic in the UK.

Board/Committee Membership		Attendance (2)		Board Memberships of Another Reporting Issuer
Board of Directors Audit Committee Human Resources Committee Independent Board of Directors		7/7 5/5 4/5 5/5	100% 100% 80% 100%	–
Securities Held
As at	Subordinate Voting Shares(#)	DSUs(#)	Total Shares and DSUs(#)	Total Market Value (3) of Shares (4) and DSUs (US$)
August 31, 2015	–	21,778	21,778	66,641
Options Held as at August 31, 2015
Date Granted	Number(#)	Exercise Price (US$)	Total Unexercised(#)	Value of Options Unexercised (US$)
–	–	–	–	–

(1)	ECI Telecom is a global provider of networking infrastructure equipment and other fiber solutions.
(2)	From September 1, 2014 until November 1, 2015, Mr. Edwards attended four (4) board meetings in person and three (3) board meetings by telephone.
(3)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2015, which was US$3.06 (CA$4.05). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2015 using the noon buying rate of the Bank of Canada to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting of DSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

(4)	Refers to Subordinate Voting Shares.

CLAUDE SÉGUIN
Westmount, Quebec, Canada Director since February 2013 Independent Principal Occupation: Senior Vice-President, Corporate Development and Strategic Investments, CGI Group Inc. (1)
Claude Séguin was appointed a member of EXFO's Board of Directors in February 2013. He brings to EXFO over thirty (30) years of corporate, financial, executive and provincial government experience gained through senior management positions in major corporations and government departments. Mr. Séguin is currently Senior Vice-President, Corporate Development and Strategic Investments at CGI Group Inc., a global leader in information technology and business process services. In this position, he is responsible for all merger and acquisition activities. Prior to joining CGI in 2003, he served as President of CDP Capital—Private Equity, and prior to this position, he served as Teleglobe Inc.'s Executive Vice-President, Finance and Chief Financial Officer, a position that he held from 1992 to 2000. Mr. Séguin also has extensive senior-level government experience, having served as Deputy Finance Minister of the Province of Québec from 1987 to 1992, in addition to Assistant Deputy Finance Minister and Assistant Director of Social Programs at the Quebec Treasury Board. Mr. Séguin is a member of the boards of HEC-Montréal and Centraide of Greater Montreal Foundation as well as being Chairman of the Board of Finance - Montreal, an organization regrouping financial institutions in Montreal. Claude Séguin graduated from HEC-Montréal and earned a Master's and a Ph.D. in public administration from the Syracuse University in New York State.

Board/Committee Membership		Attendance (2)		Board Memberships of Another Reporting Issuer
Board of Directors Audit Committee Human Resources Committee Independent Board of Directors		6/7 5/5 4/5 4/5	86% 100% 80% 80%	–
Securities Held
As at	Subordinate Voting Shares(#)	DSUs(#)	Total Shares and DSUs(#)	Total Market Value (3) of Shares (4) and DSUs (US$)
August 31, 2015	–	15,316	15,316	46,867
Options Held as at August 31, 2015
Date Granted	Number(#)	Exercise Price (US$)	Total Unexercised(#)	Value of Options Unexercised (US$)
–	–	–	–	–

(1)	CGI Group Inc. is an information technology consulting, systems integration, outsourcing and solutions company.
(2)	From September 1, 2014 until November 1, 2015, Mr. Séguin attended four (4) board meetings in person and two (2) board meetings by telephone.
(3)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2015, which was US$3.06 (CA$4.05). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2015 using the noon buying rate of the Bank of Canada to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting of DSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

(4)	Refers to Subordinate Voting Shares.

RANDY E. TORNES
Frisco, Texas, USA Director since February 2013 Independent Principal Occupation: Vice-President, Sales Juniper Networks (1)
Randy E. Tornes was appointed a member of EXFO's Board of Directors in February 2013. He brings to EXFO nearly thirty (30) years of telecommunications experience gained through senior management positions at leading network equipment manufacturers. Mr. Tornes is Operating Area Leader & Vice-President, Sales (AT&T account) at Juniper Networks, a worldwide leader in high-performance networking and telecommunications equipment. In this position, he is responsible for all sales, service and support of Juniper products to AT&T. Prior to joining Juniper Networks in May 2012, he spent two (2) years at Ericsson, where he was Vice-President Sales (AT&T account). Previous to that position, he worked for Nortel for twenty-six (26) years, holding various sales management positions, including Vice-President Sales, GSM Americas. Mr. Tornes also served as member of the Board of Governors at 3G Americas LLC. Randy E. Tornes holds a Bachelor of Science degree in Business—Organizational Development and Production and Operations Management, from the University of Colorado in Colorado Springs.

Board/Committee Membership		Attendance (2)		Board Memberships of Another Reporting Issuer
Board of Directors Audit Committee Human Resources Committee Independent Board of Directors		7/7 5/5 5/5 5/5	100% 100% 100% 100%	–
Securities Held
As at	Subordinate Voting Shares(#)	DSUs(#)	Total Shares and DSUs(#)	Total Market Value (3) of Shares (4) and DSUs (US$)
August 31, 2015	–	32,361	32,361	99,025
Options Held as at August 31, 2015
Date Granted	Number(#)	Exercise Price (US$)	Total Unexercised(#)	Value of Options Unexercised (US$)
–	–	–	–	–

(1)	Juniper Networks is a manufacturer of networking equipment.
(2)	From September 1, 2014 until November 1, 2015, Mr. Tornes attended five (5) board meetings in person and two (2) board meetings by telephone.
(3)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2015, which was US$3.06 (CA$4.05). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2015 using the noon buying rate of the Bank of Canada to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting of DSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

(4)	Refers to Subordinate Voting Shares.

The information as to Subordinate Voting Shares and Multiple Voting Shares beneficially owned or over which the above-named individuals exercise control or direction is not within the direct knowledge of the Corporation and has been furnished by the respective individuals. The information as to the Principal Board Memberships is also not within the direct knowledge of the Corporation and has been furnished by the respective individuals.

With the exception of Mr. Darryl Edwards (as disclosed below), none of the individuals who are proposed to be nominated at the Meeting for election as a director of the Corporation:

(a)
is, as at the date hereof, or has been, within ten (10) years before the date hereof, a director, chief executive officer or chief financial officer of any company that (i) was subject to an order that was issued while such individual was acting in the capacity as director, chief executive officer or chief financial officer, or (ii) was subject to an order that was issued after such individual ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)
is, as at the date hereof, or has been within ten (10) years before the date hereof, a director or executive officer of any company that, while such individual was acting in that capacity, or within a year of that individual ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(c)
has, within the ten (10) years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets; or

(d)
has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for such individual.

Mr. Darryl Edwards acted as an executive officer of Nortel Networks Corporation ("Nortel") and its affiliates from 2001 to 2009, most recently acting as President of Global Carrier Sales of Nortel in 2009 and as President, EMEA sales of Nortel from 2006 to 2009. Nortel and certain of its affiliates filed for bankruptcy protection in a number of jurisdictions in January 2009.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation Discussion and Analysis

This Compensation Discussion and Analysis focuses primarily on: (i) significant elements of the Corporation's executive compensation program; (ii) principles on which the Corporation makes compensation decisions and determines the amount of each element of executive and director compensation; and (iii) an analysis of the material compensation decisions made by the Human Resources Committee for the financial year ended August 31, 2015.

The following is a discussion of the compensation arrangements with the Corporation's Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO") and each of the three most highly compensated executive officers of the Corporation and its subsidiaries whose total compensation was, individually, more than CA$150,000, (collectively with the CEO and CFO, the "Named Executive Officers" or "NEOs"). The NEOs for the financial year ended August 31, 2015 were Mr. Germain Lamonde (CEO), Mr. Pierre Plamondon (Vice-President, Finance and CFO), Mr. Jon Bradley (Vice-President, Sales — EMEA), Mr. Lee Huat (Joseph) Soo (Vice-President, Sales — Asia-Pacific) and Mr. Dana Yearian (Vice-President, Sales — Americas).

Members of the Human Resources Committee

During the financial year ended August 31, 2015, the Human Resources Committee was composed of:

•	Mr. Guy Marier (Chairman until January 7, 2015)
•	Mr. Pierre-Paul Allard
•	Mr. François Côté (Chairman since January 8, 2015)
•	Mr. Darryl Edwards
•	Mr. Claude Séguin
•	Mr. Randy E. Tornes

None of these members were officers or employees, or former officers or employees of the Corporation or its subsidiaries. All of the members of the Human Resources Committee are considered "independent", as defined in applicable securities legislation and regulations. They each have experience in executive compensation either as a chief executive officer or a senior executive officer of a publicly-traded corporation. Mr. Pierre-Paul Allard has held management and executive positions for the last thirty (30) years. Mr. Côté held a variety of executive positions, including president and chief executive officer, for approximately twenty (20) years and he is the Chairman of the Human Resources Committee of Lumenpulse Inc. Mr. Côté also holds a Bachelor's degree in Industrial Relations. Mr. Darryl Edwards has held a number of senior executive leadership positions in the last thirty (30) years. Mr. Claude Séguin has held various senior management and executive positions in major corporations in the last thirty (30) years. Mr. Randy E. Tornes has approximately thirty (30) years of management experience through senior sales management positions. Over the course of their careers, all members have been exposed at various degrees to the complexity of balancing efficient executive compensation strategies with the evolution of business requirements, having to manage directly or indirectly impacts and consequences of executive compensation decisions. The Board of Directors believes that the Human Resources Committee collectively has the knowledge, experience and background required to fulfill its mandate.

Mandate of the Human Resources Committee

The Human Resources Committee of the Board of Directors is responsible for establishing the annual compensation and assessing the risks related thereto and overseeing the assessment of the performance of all the Corporation's executive officers, including the President and CEO. The Human Resources Committee also reviews and submits to the Board of Directors recommendations for the salary structure and the short-term and long-term incentive compensation programs for all employees of the Corporation. The Human Resources Committee also evaluates and makes recommendations to the Board of Directors regarding the compensation of directors, including the number of Deferred Share Units credited to the non-employee directors pursuant to the Deferred Share Unit Plan. The Human Resources Committee's goal is to develop and monitor executive compensation programs that are consistent with strategic business objectives and shareholders' interests. Though the Human Resources Committee is responsible for the review of employees' performance and approval of the identity of the employees that will receive Restricted Share Units or options to purchase shares of the Corporation, in accordance with policies established by the Board of Directors and the terms of the Long-Term Incentive Plan, these functions may be shared between the Board of Directors and the Human Resources Committee. During the period from September 1, 2014 to August 31, 2015, these functions have been shared by the Board of Directors and the Human Resources Committee but have mainly been performed by the Human Resources Committee.

The Human Resources Committee has reviewed and discussed with the CEO and Vice-President, Human Capital of the Corporation, the compensation disclosure in this document, and has recommended to the Board of Directors that the disclosure be included in this Annual Report.

From September 1, 2014 to November 1, 2015, the Human Resources Committee held five (5) meetings and at all of those meetings executive compensation was discussed. The Human Resources Committee meetings were attended by all the members of the Human Resources Committee except Mr. Allard, Mr. Edwards, Mr. Marier and Mr. Séguin, each of whom was absent at one (1) meeting. The following table outlines the main activities of the Human Resources Committee during the period from September 1, 2014 to November 1, 2015:

Meeting	Main Activities of the Human Resources Committee
October 8, 2014	●	Review of the Business Performance Measures results for the financial year ended August 31, 2014;
	●	Review of the Business Performance Measures for the financial year started September 1, 2014;
	●	Review of the Short-Term Incentive Plan results for the financial year ended August 31, 2014;
	●	Review of the Short-Term Incentive Plan for the financial year started September 1, 2014;
●
Review and approval of the compensation plans of executive officers for the financial year started September 1, 2014 being the Base Salary, the Short-Term Incentive Plan and the stock-based compensation delivered through the Long-Term Incentive Plan;

	●	Review and approval of the stock-based compensation for the sales force delivered through the Long-Term Incentive Plan for the financial year started September 1, 2014;
	●	Review and approval of the quantum for the stock-based compensation for the performing employees delivered through the Long-Term Incentive Plan for the financial year started September 1, 2014;
	●	Review and approval of the executive compensation section of the Management proxy circular for the financial year ended August 31, 2014;
	●	Review of the Management Structure;
	●	Review of the CEO objectives and review and approval of the CEO compensation plan;
	●	Review of the Risk Assessment of Executive Compensation disclosure obligations.
January 7, 2015	●	Review and approval of the Business Performance Measures for the financial year started September 1, 2014;
	●	Review and approval of the Short-Term Incentive Plan of some executive officers for the financial year started September 1, 2014, including the CEO objectives;
	●	Review of the quarterly payments under the Short-Term Incentive Plan for the financial year started September 1, 2014 and being part of the Short-Term Incentive Plan;
	●	Review and approval of the stock-based compensation for performing employees delivered through the Long-Term Incentive Plan for the financial year started September 1, 2014;
	●	Review of the Management Structure;
	●	Global Compensation Review;
	●	Engagement Survey;
	●	Talent Management.
March 24, 2015	●	Review of the quarterly payments under the Short-Term Incentive Plan for the financial year started September 1, 2014 and being part of the Short-Term Incentive Plan;
	●	Succession Planning;
	●	Review and approval of the Short-Term Incentive Plan of some executive officers for the financial year started September 1, 2014;
	●	Review of the Key Human Capital Initiatives;
	●	Global Compensation Review;
	●	Review of the Management Structure;
	●	Review of the Talent Management.
June 23, 2015	●	Review of the quarterly payments under the Short-Term Incentive Plan for the financial year started September 1, 2014 and being part of the Short-Term Incentive Plan;
	●	Review and approval of the Short-Term Incentive Plan of the remaining executive officers for the financial year started September 1, 2014;
	●	Update on the Global Compensation Review;
	●	Update on the Management Structure Review;
	●	Update on the Talent Management Review;
	●	Review of the Key Human Capital Initiatives.
October 7, 2015	●	Review of the Business Performance Measures results for the financial year ended August 31, 2015;
	●	Review of the Business Performance Measures for the financial year started September 1, 2015;
	●	Review of the Short-Term Incentive Plan results for the financial year ended August 31, 2015;
	●	Review of the Short-Term Incentive Plan for the financial year started September 1, 2015;
	●	Review of the proposed salary scales and salary increases for the year started September 1, 2015;
●
Review of the compensation plans of executive officers for the financial year started September 1, 2015 being the Base Salary, the Short-Term Incentive Plan and the stock-based compensation delivered through the Long-Term Incentive Plan;

	●	Review and approval of the stock-based compensation plan for the sales force delivered through the Long-Term Incentive Plan for the financial year started September 1, 2015;
	●	Review and approval of the quantum for the stock-based compensation plan for the performing employees delivered through the Long-Term Incentive Plan for the financial year started September 1, 2015;
	●	Review and approval of the executive compensation section of the Management proxy circular for the financial year ended August 31, 2015;
	●	Review and approval of the CEO objectives and compensation plan;
	●	Review of the Risk Assessment of Executive Compensation disclosure obligations.

Compensation Plan Control - Compensation Consultant and Internal Review

As a general practice, the Corporation's relative position in terms of compensation levels is determined periodically through studies performed by independent consulting firms using a selected reference market of comparable companies. The benchmarking activities are further detailed below under the heading – "Benchmarking".

In 2015, the Corporation relied on the latest studies mentioned above and on the work accomplished in previous years. In 2013 and 2014, the Corporation engaged Towers Watson to perform an executive compensation review and to provide recommendations regarding the short-term incentive and long-term incentive compensation design of the Corporation (hereinafter in this Annual Report referred to as the "Target Compensation Positioning"). The compensation elements covered by the analysis were: base salary; target bonus; long term incentive; perquisites and pension (hereinafter in this Annual Report referred to as the "Target Total Compensation"). Towers Watson's work included assistance in benchmarking, assessing potential gaps between the market and the executives' compensation levels, to propose potential changes to ensure alignment with the market and with the Corporation's compensation policy. Towers Watson also assessed the competitiveness of the compensation offered to the independent Directors of the Board and proposed changes to ensure alignment with market practices.

In addition, internal pay equity studies are a key factor used by the Corporation to complete the compensation review process and indicate where necessary adjustments may be required. During the financial year ended August 31, 2015, this practice continued and certain compensation adjustments were made as have been made in previous years. Notably, in 2012, the Human Resources Committee, after the evaluation of the share ownership of the CEO, determined that the CEO should no longer receive equity-based compensation within his compensation since the share ownership of the CEO is sufficient and equity-based compensation is no longer reasonably considered as an incentive to performance. Accordingly, it was decided that the base salary of the CEO would be adjusted over a period of four (4) years starting from the financial year started September 1, 2012.

The Human Resources Committee has the authority to retain any independent consultants of its choice to advise its members on total executive compensation policy matters, and to determine the fees and the terms and conditions of the engagement of these consultants. The Human Resources Committee is ultimately responsible for its own decisions, which may take into consideration more than the information and recommendations provided by its compensation consultants or Management.

For the financial year that ended on August 31, 2014, the Human Resources Committee retained the services of Towers Watson for an analysis on executive officers' and directors' compensation and also 37-2 Conseil Inc. for an analysis on executive officers' compensation.

For the financial years that ended on August 31, 2014 and 2015, the Corporation also retained the services of Towers Watson, 37-2 Conseil Inc., Aon-Hewitt, Eckler, Groupe Créacor Inc., Savard Martin et associés, Lee Hecht Harrison, Knightsbridge, Morneau Shepell, Mercer and SPB Psychologie organisationnelle for services which were not related to executive compensation. The services provided by Towers Watson concerned an analysis on the compensation structure of the sales employees, compensation survey for all positions other than sales and the access to benefits and compensation data and surveys for employees. The services provided by 37-2 Conseil Inc. related to an analysis of the compensation structure of the Corporation, the access to compensation data for employees, the preparation of various analyses with respect to the elaboration of a new salary structure for the Corporation and various work related to the compensation of sales employees including an analysis on the sales employees efficiency and productivity. The services provided by Aon-Hewitt related to the access to compensation data and surveys for sales employees in various countries. The services provided by Eckler relates to pension plan analysis, governance and communication to employees. The Corporation consulted Groupe Créacor Inc. and Savard Martin et associés for assistance with employees' training. The services provided by Lee Hecht Harrison, Knightsbridge and Morneau Shepell and Savard Martin et associés related to outplacement services. The Corporation consulted Mercer for assistance with employees' benefits and benchmarking, compensation data for expatriate employees and assistance with the compliance of the Pay Equity Act established by the Government of Quebec, Canada. The Corporation consulted SPB Psychologie organisationnelle for tests before hiring. Fees for the services performed that are not related to executive compensation are not required to be approved by the Human Resources Committee.

The aggregate fees paid to Towers Watson, 37-2 Conseil Inc., Aon-Hewitt, Eckler, Groupe Créacor Inc., Savard Martin et associés, Lee Hecht Harrison, Knightsbridge, Morneau Shepell, Mercer and SPB Psychologie organisationnelle for consulting services provided to the Human Resources Committee related to determining compensation for any of the Corporation's directors and executive officers and to the Corporation for all other services provided during the financial years ended August 31, 2014 and 2015 were as follows:

Type of Fee	Financial 2014 Fees	Percentage of Financial 2014 Fees	Financial 2015 Fees	Percentage of Financial 2015 Fees
Executive Compensation - Related Fees	CA$16,823 (1) (2)	18%	CA$0,00	0%
All Other Fees	CA$76,541	82%	CA$115,333	100%
Total	CA$93,364	100%	CA$115,333	100%

(1)	The aggregate fees paid to Towers Watson are CA$13,854 for financial year 2014, and the aggregate fees paid to 37-2 Conseil Inc. are CA$2,969 in financial year 2014.
(2)	These fees are not exclusively related to executive compensation as some work was also used for other employees.

Benchmarking

For the purpose of assessing the competiveness of the Target Total Compensation of senior executives, the Corporation considered compensation data from a comparator group including private and publicly-traded companies of comparable size and similar industry, operations in multiple countries and attracting similar profiles of employees, professionals and experts. The comparator group has been revised in 2013 with the guidance and advice from Towers Watson.

•
Canadian executives: For the executives based in Canada, the Corporation used the following comparator group: 5N Plus Inc., Aastra Technologies Ltd., ACCEO Solutions, Atos It Services and Solutions, Inc., Avigilon Corporation, Calian Technologies Ltd., COM DEV International Ltd., Constellation Software Inc., GTECH, Ericsson Canada Inc., Evertz Technologies Ltd., Hemisphere GPS Inc., Hitachi Data Systems, Miranda Technologies Inc., OpenText Corporation, Redline Communications Group Inc., Sandvine Corporation, Sierra Wireless Inc., Smart Technologies Inc., Vecima Networks Inc. and Wi-Lan Inc.

•
United States executives: For the executives based in the United States, the Corporation used the following comparator group: AMETEK, Aricent Group, Cincinnati Bell, Consolidated Communications, Crown Castle, ESRI, Fidessa Group, Globecomm Systems, Hutchinson Technology, Itron, Kaspersky Lab, Omgeo, Openet, PASCO Scientific, Plexus, SAS Institute, Sensata Technologies, Spotify, Teradata and Total System Services.

•
United Kingdom executives: For the executives based in the United Kingdom, the Corporation used the following comparator group: ARM Holdings, BT, Cable & Wireless, COLT Telecom, Computacenter, Electrocomponents, Everything Everywhere, hibu (prev. Yell Group), Hitachi Data Systems, Office Depot, Pearson Group, Pitney Bowes, Reed Elsevier, Sage UK, Telefonica O2, Three, Virgin Media and Vodafone.

•
Asia executives: For the executives based in Asia, the Corporation used a broader comparator group, based on general industry data: Abbott Laboratories, Ace Insurance Limited, Acr Capital Holdings Pte Ltd, Aeg Power Solutions, Agilent Technologies, Aia Co. Ltd (Singapore), Allianz Insurance, Allianz Se Reinsurance Branch Asia Pacific, Amlin Plc, Aon Asia Pacific, Astrazeneca Singapore Pte Ltd, Atos, Australia And New Zealand Banking Group Limited, Avanade, Aviva Asia, Aviva Ltd, Axa Asia Regional Centre Pte Ltd, Axa Insurance Singapore Pte Ltd, Axa Life Insurance Singapore, Bank Of America, Bank Of East Asia, Barclays Capital, Baxter Healthcare (Asia) Pte Ltd, BBC Worldwide, Belgacom, Biosensors Interventional Technologies Pte Ltd, Boeing (United States), Bombardier Transportation Gmbh, Boston Scientific Asia Pacific, BP, British Telecomms, Cable & Wireless, Canon, Catlin Singapore Pte Ltd, Celgene Pte Ltd, Cerebos Pacific, Certis Cisco Security, Chartis S'Pore, Chubb Pacific Underwriting, Cimb, Cisco, Citigroup, Clearwater Capital, Colt Technology Services Sa, Commerzbank Ag, Commscope Solutions Singapore Pte Ltd, Credit Suisse, Dbs, De Lage Landen Pte Ltd, Delphi Automotive Systems, Dematic, Dentsply, Deutsche Bank, Dhl Global Forwarding Management (Asia Pacific) Pte Ltd, Dhl Global Fowarding Singapore, Dhl Supply Chain Singapore, Diageo Plc, Discovery, Edwards Lifesciences (Asia) Pte Ltd, Edwards Lifesciences (Singapore) Pte Ltd, Energy Market Company, Enpro, Espnstar Sports, Estee Lauder Asia, Euler Hermes Credit Insurance Agency (S) Pte Ltd, Expedia, Inc., Experian Plc, Franklin Templeton Capital Holdings Pte Ltd, Friends Provident International Ltd, General Reinsurance Ag, Goldman Sachs, Great Eastern Life Insurance, Hewlett-Packard, Hill-Rom, Hilton Worldwide, Htc Corporation, Ida, Ii-Vi, Img, Ing Bank N.V., Singapore, Intel, Jabil Circuit, Inc., Jardine Lloyd Thompson Limited, John Wiley & Sons, Jones Lang Lasalle, JPMorgan Chase, Lenovo, Lexmark, Liberty Insurance Pte Ltd, Liberty Insurance Underwriters, Lilly-Nus Centre For Clinical Pharmacology Pte Ltd, M1, Malayan Banking Berhad, Manulife (Singapore) Pte Ltd, Marvell, Mastercard, Merck Pte Ltd, Microsoft, Mine Safety Appliances (United States), Molex, Morgan Stanley, Mp Biomedicals Asia Pacific Pte Ltd, Msig Insurance, MTV Asia, Mundipharma Pte Ltd, Munich Management Pte Ltd, Nagravision, National Australia Bank, NBC Universal, Nomura, Ocbc, Orange Business Services, Pacific Life Re Limited, Singapore Branch, Pall Corporation, Pearson Education South Asia Pte Ltd, Pfizer Asia Pacific Pte Ltd, Philips Electronic (S) Pte Ltd, Pramerica Financial Asia Hq Pte Ltd, Premier Farnell (Element14), Printronix, Prudential Assurance Company Singapore (Pte) Ltd, Qbe Insurance (International) Ltd, Qliktech International, Rbc Dexia Investor Services Bank, Reckitt Benckiser, East Asia, Reed Elsevier, Rentokil Initial Asia Pacific Management Pte Ltd, Research In Motion, Rhb Bank, Rolls Royce, Royal Bank Of Scotland, Royal Bank Of Scotland Gbm, Royal Dutch Shell, Royal Philips Electronics, Rsa Insurance, Sakari Resources Limited, Sandoz International Gmbh, Sanofi-Aventis Singapore Pte Ltd, SAS Institute, Scor Services Asia Pacific Pte Ltd, Sirtex Medical Ltd, Skandinaviska Enskilda Banken Ab Publ, Smith & Nephew Pte Ltd, Sompo Japan Insurance (Singapore) Pte Ltd, Standard & Poors, Standard Chartered Bank, Standard Life International, Starhub, Straits Developments, Swarovski Management Pte, Swiss Reinsurance Co, Takeda Pharmaceuticals (Asia Pacific) Pte Ltd, Teleplan, Tellabs, Temasek International, Tenet Insurance Co. Ltd., The Economist Group (A/P) Limited, The Walt Disney Company, Thomsonreuters, Tokio Marine Life Insurance Singapore Ltd, Transamerica Life (Bermuda) Ltd, Transitlink, T-Systems International, Tui Travel, UBS, Underwriters Laboratories (United States), Unilever, Unisys, United Overseas Insurance Ltd., Verizon Business, Xl Re Ltd, Zimmer Pte Ltd, Zurich Insurance Company (Singapore Branch) and Urich International.

To be considered in the comparator group, a company had to meet the following specific criteria:

a)	Similar industry: Technology Hardware and Equipment, Telecommunications Equipment and Services or Software and Services; and

b)
Comparable in size: revenues under CA$1 billion. Only one publicly traded company had revenues slightly above the equivalent of CA$1 billion. The compensation market comparison is done using the regression analysis which is a method to predict the "size-adjusted" competitive level of compensation to reflect the size of the Corporation in relation to that of the other companies of the reference group. This method mitigates the impact that larger companies may have on the competitive compensation levels for the Corporation.

The Corporation also participates in two (2) major surveys on an annual basis and accordingly is permitted to purchase the results in order to continue the benchmarking of our compensation on a regular basis. The first one is Towers Watson High Tech Middle Management, Professional and Support Compensation Survey, providing and receiving data for Canada, USA, UK, Finland and Lebanon. The other one is Radford (AON Hewitt) Global Sales Survey, providing and receiving data for all the countries where the Corporation employs sales force.

Guiding Principles for Compensation of Executive Officers

The Corporation's executive compensation plans are designed to attract, retain and motivate key executives who directly impact the Corporation's long-term success and the creation of shareholder value. In determining executive compensation, the Human Resources Committee considers the following four principles:

•
Performance-based: Executive compensation levels reflect both the results of the Corporation and individual results based on specific quantitative and qualitative objectives established at the beginning of each financial year in keeping with the Corporation's long-term strategic objectives.

•
Aligned with shareholder interests: An important portion of incentive compensation for executives is composed of equity awards to ensure that executives are aligned with the principles of sustained long-term shareholder value growth.

•
Market competitive: Compensation of executives is designed to be externally competitive when compared against executives of comparable peer companies, and in consideration of the Corporation's results.

•	Individually equitable: Compensation levels are also designed to reflect individual factors such as scope of responsibility, experience, and performance against individual measures.

Compensation Policies and Practices

In April 2007, the Corporation adopted a Best Practice Regarding the Granting Date of Stock Incentive Compensation. The purpose of this best practice is to ensure that the Corporation complies with securities regulation and avoids the back-dating of equity based incentive compensation. The best practice states that the Corporation shall: (i) grant recurrent equity based incentive compensation pursuant to its Long Term Incentive Plan on the fifth business day following the public release of the Corporation's financial results; and (ii) grant recurrent stock based incentive compensation pursuant to its Deferred Share Unit Plan on the last business day of each quarter. In October 2014, the Corporation amended the Human Resources Committee Charter in order to adapt it to the latest NASDAQ Rules on independency of directors, nomination and compensation committees and to better describe the nomination of directors process.

Risk Assessment of Executive Compensation Program

The Human Resources Committee considers the implications of the risks associated with the Corporation's compensation policies and practices when establishing recommendations for the compensation of executive officers. As such, for the financial year ended August 31, 2015, the Human Resources Committee conducted an internal risk assessment for executive compensation. The Human Resources Committee individually examined the compensation plans for each potential NEO against a list of elements that could trigger executives taking inappropriate or excessive risks. For the financial year ended August 31, 2015, the Human Resources Committee did not identify any risks associated with the Corporation's executive compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation.

On October 9, 2012 the Human Resources Committee Charter was amended in order to expressly reflect the responsibility of the Human Resources Committee to conduct an annual assessment of the risks associated with the Corporation's executive compensation policies and procedures.

Purchase of Hedging Financial Instruments by an Executive Officer or Director

While the Corporation has not adopted a policy prohibiting or restricting its executive officers and directors from purchasing financial instruments, including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designated to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the executive officer or director, to Management's knowledge, no executive officer or director has purchased any such financial instruments as of November 1, 2015. In addition, according to the Security Trading Policy of the Corporation, executive officers and directors are required to pre-clear with the Corporation's legal counsel's office any transaction concerning the Corporation's securities, which includes the entering into any of the above-mentioned financial instruments.
Compensation Elements

The key elements of the Corporation's 2015 executive compensation program were (i) base salary, (ii) short-term incentive compensation (by way of the Short-Term Incentive Plan or the Sales Incentive Plan) and (iii) the stock-based incentive compensation delivered through the Long-Term Incentive Plan. In addition, the Corporation has also offered benefit plans and, if applicable, contributed to a Deferred Profit-Sharing Plan or a 401K Plan. To determine appropriate compensation levels for each compensation component, the Human Resources Committee considered all key elements of the executive compensation program. The Human Resources Committee did not assign specific weightings to any key element of the Corporation's 2015 executive compensation program.

Base Salaries

In establishing the base salaries of senior officers, including the President and CEO, the Corporation takes into consideration responsibilities, job descriptions and salaries paid by other similar organizations for positions similar in magnitude, scope and complexity. The Human Resources Committee's objective is to align executive compensation levels with the Target Compensation Positioning offered within a reference market of comparable companies that are similar in size to the Corporation, with a particular focus on those within the high-technology/telecommunications and manufacturing-durable goods industries. The Human Resources Committee reviews the base salary of each executive officer on an annual basis at the beginning of each financial year and recommends that the Board of Directors approve appropriate adjustments, if required, within the salary range in order to maintain a competitive position within the market place.

Short-Term Incentive Compensation

The Short-Term Incentive Plan ("STIP"), or the Sales Incentive Plan ("SIP") for the executive officers that are included within the sales force, provides executive officers with the opportunity to earn annual bonuses based on the Corporation's financial performance and the achievement of strategic corporate and departmental objectives established on a yearly basis (the "Business Performance Measures") as well as the achievement of individual performance objectives ("Individual Performance Measures"). The Business Performance Measures under the STIP also apply to all other employees of the Corporation, except the sales force, for which the SIP applies. The Individual Performance Measures only apply to executive officers and directors levels of the Corporation.

Annually the Human Resources Committee determines the annual incentive target for each executive officer, being a percentage of the executive's base salary ("Annual Incentive Target"). The Annual Incentive Targets for executive officers eligible for incentive bonuses in the financial year ended August 31, 2015 were established to be progressively in line with the objective of the Human Resources Committee of aligning compensation with the Target Compensation Positioning offered in the reference market. For the most recently ended financial year, the Annual Incentive Target for the NEOs was:

Name & Position	Annual Incentive Target as % of Base Salary
Germain Lamonde, CEO	65.0%
Pierre Plamondon, Vice-President, Finance and CFO	42.5%
Jon Bradley, Vice-President, Sales — EMEA	70.0%
Lee Huat (Joseph) Soo, Vice-President, Sales — Asia-Pacific	55.0%
Dana Yearian, Vice-President, Sales — Americas	89.0%

●	Short-Term Incentive Plan

The STIP awards are calculated as follows:

Base Salary	X	Annual Incentive Target (%)	X	Business Performance Measures (%)	X	Individual Performance Measures (%)

At the beginning of each financial year, the Human Resources Committee recommends for approval by the Board of Directors the Business Performance Measures that will account for the annual incentive compensation. The following table provides the Business Performance Measures, their weight and result within the overall Business Performance Measures applicable to all executive officers and employees of the Corporation except those executives and employees that are within the sale force:

Business Performance Measure (1)	Weight	Annual Target	Result (%)
Consolidated revenues (2)	25%	US$264.2 million	2.09%
Adjusted EBITDA (3)	25%	US$23.8 million	6.76%
Consolidated gross margin (4)	25%	US$170 million	4.05%
Quality (5)	15%	100%	11.94%
On-time delivery (5)	10%	97%	10.24%
Total	100%		35.08%

(1)
The corporate Adjusted EBITDA result for the quarter must be positive (above 0) for the whole Business Performance Measure to trigger a payout. Adjusted EBITDA represents net earnings before interest, income taxes, depreciation and amortization, restructuring charges, stock-based compensation costs and foreign exchange gain.

(2)
For consolidated revenues metric, results will be based on the achievement from 35% to 125%, calculated on a pro-rated basis, of the minimum level of revenue targets defined at the beginning of the financial year.

(3)
For Adjusted EBITDA metric, results will be based on the achievement from 35% to 150%, calculated on a pro-rated basis, of the minimum level of Adjusted EBITDA targets defined at the beginning of the financial year.

(4)
For consolidated gross margin metric, results will be based on the achievement from 35% to 125%, calculated on a pro-rated basis, of the minimum level of consolidated gross margin targets defined at the beginning of the financial year.

(5)
For quality and on-time delivery metrics, results will range from nil to 100% of the weight upon attainment of a minimum threshold of 50% and 96.7%, respectively, up to the annual target defined at the beginning of the financial year and from 100% to 150% of the weight from such annual target to the maximum threshold of 125% and 99.7%, respectively.

The Individual Performance Measures are determined annually by the executive's supervisor or the Human Resources Committee and approved by the Board of Directors of the Corporation. They are based upon the position, role and responsibilities of each executive within the Corporation, departmental objectives and personal management objectives. At the conclusion of each year, the executive's supervisor or, the Human Resources Committee evaluates the performance of the executive against the pre-determined objectives and the executive's performance is evaluated by progress, achievements and contributions. The following tables provide for each NEO subject to the STIP an overview of the elements included within the Individual Performance Measures, their weight and result for financial year 2015 within the overall Individual Performance Measures:

Germain Lamonde, CEO
Elements of Individual Performance Measures[1]	Weight (from 0% to 115%)	Result (%)
Financial objectives
Corporate revenues	From 0% to 20%	10.0
Corporate EBITDA	From 0% to 35%	16.0
Corporate Gross Margin	From 0% to 20%	10.0
Strategic contribution
Establishment and implementation of a strategic plan towards a solution centric organization	From 0% to 20%	20.0
Establishment and implementation of a strategic plan that will result in revenue growth in identified products family	From 0% to 10%	8.0
Establishment and implementation of a strategic plan that will result in EBITDA growth in identified products family	From 0% to 10%	8.0
Total		72.0

(1)
If the minimum level of the Corporate EBITDA, as determined at the beginning of the financial year, is not achieved, payment of any variable compensation to the CEO will be at the discretion of the Human Resources Committee.

Pierre Plamondon, Vice-President, Finance and CFO
Elements of Individual Performance Measures		Weight (from 0% to 137.5%)	Result (%)
Financial objectives	Weight	From 0% to 65%	31.0
Corporate EBITDA	35%
Corporate revenues	30%
Strategic contribution	Weight	From 0% to 72.5%	57.5
Delivering the strategies and objectives under the NEO's responsibility as set forth in the Corporation's strategic plan	32.5%
Maintaining the highest standard and compliance in the Corporation's financial reporting; internal controls and corporate governance; corporate development and risk management	25%
Delivering a Strategic Contribution and Support in the Corporation's information technology management and legal services	15%
Total			88.5

●	The Sales Incentive Plan

The SIP objectives for executive officers in the sales force are aimed to reward four (4) elements: three (3) elements are shareholder oriented (contribution margins, contribution margin growth and billings) and one (1) is based on specific objectives. The objectives are determined by the executive's supervisor and are for the territory under the executive's supervision. The following tables outline the SIP objectives for each NEO who is within the sales force:

Jon Bradley, Vice-President, Sales — Europe, Middle East and Africa (EMEA)
Business Performance Measure	Incentive Target (US$)	Result (US$)
Contribution Margin Bonus (1)	84,584	62,375
Bonus on Billings (2)	21,146	15,940
Bonus on Specific Product Lines Objectives (3)	21,146	0
Contribution Margin Growth Bonus (4)	14,097	0
Total	140,973	78,315

(1)
The amount of bonus for the attainment of the quarterly contribution margin targets for the territory of the EMEA is based on the percentage of achievement from above 35% to 100% of the quarterly contribution margin targets defined at the beginning of the financial year. An accelerated amount of bonus based on the percentage of attainment of the quarterly contribution margin targets above 100% is also payable.

(2)
The amount of bonus for the attainment of the billings targets for the territory of the EMEA is based on the percentage of achievement from above 50% to 100% of the quarterly and annual billings targets defined at the beginning of the financial year. An additional amount of bonus based on the percentage of attainment from above 100% to 125% of the quarterly and annual billings targets is also payable. Upon percentage of achievement above 125% of the quarterly billings targets, such corresponding exceeding portion of percentage achievement is added to the next quarter for the calculation of the amount of bonus. An additional amount of bonus based on the percentage of attainment above 125% of the annual billings targets is also payable.

(3)
The amount of bonus for the attainment of the specific product lines bookings targets for the territory of the EMEA is based on the percentage of achievement from above 50% to 200% of the annual bookings targets of the specific product lines defined at the beginning of the financial year.

(4)
The amount of bonus for the contribution margin growth targets for the territory of the EMEA in fiscal year 2016 is based on the percentage of such growth from above 5% to 15%. An additional amount of bonus based on the percentage of attainment above 15% of the contribution margin growth targets is also payable.

Lee Huat (Joseph) Soo, Vice-President, Sales — Asia-Pacific (APAC)
Business Performance Measure	Incentive Target (US$)	Result (US$)
Contribution Margin Bonus (1)	77,313	49,032
Bonus on Billings (2)	19,328	13,248
Bonus on Specific Product Lines Objectives (3)	19,328	5,317
Contribution Margin Growth Bonus (4)	12,885	12,750
Total	128,854	80,347

(1)
The amount of bonus for the attainment of the quarterly contribution margin targets for the territory of the APAC is based on the percentage of achievement from above 35% to 100% of the quarterly contribution margin targets defined at the beginning of the financial year. An accelerated amount of bonus based on the percentage of attainment of the quarterly contribution margin targets above 100% is also payable.

(2)
The amount of bonus for the attainment of the billings targets for the territory of the APAC is based on the percentage of achievement from above 50% to 100% of the quarterly and annual billings targets defined at the beginning of the financial year. An additional amount of bonus based on the percentage of attainment from above 100% to 125% of the quarterly and annual billings targets is also payable. Upon percentage of achievement above 125% of the quarterly billings targets, such corresponding exceeding portion of percentage achievement is added to the next quarter for the calculation of the amount of bonus. An additional amount of bonus based on the percentage of attainment above 125% of the annual billings targets is also payable.

(3)
The amount of bonus for the attainment of the specific product lines bookings targets for the territory of the APAC is based on the percentage of achievement from above 50% to 200% of the annual bookings targets of the specific product lines defined at the beginning of the financial year.

(4)
The amount of bonus for the contribution margin growth targets for the territory of the APAC in fiscal year 2016 is based on the percentage of such growth from above 5% to 15%. An additional amount of bonus based on the percentage of attainment above 15% of the contribution margin growth targets is also payable.

Dana Yearian, Vice-President, Sales — Americas
Business Performance Measure	Incentive Target (US$)	Result (US$)
Contribution Margin Bonus (1)	121,575	97,594
Bonus on Billings (2)	30,394	27,334
Bonus on Specific Product Lines Objectives (3)	30,394	23,644
Contribution Margin Growth Bonus (4)	20,263	7,790
Total	202,626	156,372

(1)
The amount of bonus for the attainment of the quarterly contribution margin targets for the territory of the Americas is based on the percentage of achievement from above 35% to 100% of the quarterly contribution margin targets defined at the beginning of the financial year. An accelerated amount of bonus based on the percentage of attainment of the quarterly contribution margin targets above 100% is also payable.

(2)
The amount of bonus for the attainment of the billings targets for the territory of the Americas is based on the percentage of achievement from above 50% to 100% of the quarterly and annual billings targets defined at the beginning of the financial year. An additional amount of bonus based on the percentage of attainment from above 100% to 125% of the quarterly and annual billings targets is also payable. Upon percentage of achievement above 125% of the quarterly billings targets, such corresponding exceeding portion of percentage achievement is added to the next quarter for the calculation of the amount of bonus. An additional amount of bonus based on the percentage of attainment above 125% of the annual billings targets is also payable.

(3)
The amount of bonus for the attainment of the specific product lines bookings targets for the territory of the Americas is based on the percentage of achievement from above 50% to 200% of the annual bookings targets of the specific product lines defined at the beginning of the financial year.

(4)
The amount of bonus for the contribution margin growth targets for the territory of the Americas in fiscal year 2016 is based on the percentage of such growth from above 5% to 15%. An additional amount of bonus based on the percentage of attainment above 15% of the contribution margin growth targets is also payable.

Long-Term Incentive Compensation

The long-term incentive compensation offered by the Corporation is made up of two (2) main initiatives: i) the Long-Term Incentive Plan (the "LTIP") for directors, officers, employees and consultants of the Corporation and its subsidiaries and ii) the Deferred Share Unit Plan (the "DSU plan") for non-employee directors of the Corporation.

●	Long-Term Incentive Plan

The principal component of the long-term incentive compensation offered by the Corporation is the LTIP. Introduced in May 2000, amended in October 2004 and effective as of January 2005, the LTIP is designed to provide directors, officers, employees and consultants with an incentive to create value and accordingly ensures that their interests are aligned with those of the Corporation's shareholders and to further attract, motivate and retain all of its employees, including the NEOs with the exception of the CEO who as of August 31, 2012 is no longer participating. The LTIP is subject to review by the Human Resources Committee to ensure maintenance of its market competitiveness. The Board of Directors has full and complete authority to interpret the LTIP and to establish the rules and regulations applying to it and to make all other determinations it deems necessary or useful for the administration of the LTIP, provided that such interpretations, rules, regulations and determinations are consistent with the rules of all stock exchanges on which the securities of the Corporation are then traded and with all applicable securities legislation and regulations. The Board of Directors or the Human Resources Committee may, at any time, with the prior approval of the competent regulatory authorities, amend, suspend or terminate the LTIP in whole or in part. Any material amendment shall be approved by a majority of votes cast at a meeting of shareholders of the Corporation. In addition to the foregoing, any material amendment to an award held by an insider shall be approved by a majority of votes cast at a meeting of shareholders of the Corporation, other than votes attaching to shares beneficially owned by the insider. A material amendment to an award held by an insider does not include an accelerated expiry of an award or change of the time during which an award may first be exercised or vested or change of the time of an award, or any part thereof, will become exercisable or vest.

The LTIP provides for the issuance of options to purchase Subordinate Voting Shares and the issuance of Restricted Share Units ("RSUs") redeemable for actual Subordinate Voting Shares or the equivalent in cash to participating directors, officers, employees and consultants. The Board of Directors, upon recommendation from the Human Resources Committee, designates the recipients of options or RSUs and determines the number of Subordinate Voting Shares covered by each option or RSU, the dates of vesting, the expiry date and any other conditions relating to these options or RSUs, in each case in accordance with the applicable legislation of the securities regulatory authorities. During the financial year ended August 31, 2015, target awards for eligible officers under the LTIP were established to be in line with the objective of the Human Resources Committee to align compensation with the Target Compensation Positioning offered in the reference market. Each NEO, with the exception of the CEO since the end of the financial year ended August 31, 2012, is entitled to receive RSUs annually in accordance with the following policy:

Name & Position	Grant Levels (1) (% of Previous Year Base Salary)
Pierre Plamondon, Vice-President, Finance and CFO	42.5%
Jon Bradley, Vice-President, Sales ─ EMEA	42.5%
Lee Huat (Joseph) Soo, Vice-President, Sales ─ Asia-Pacific	35.0%
Dana Yearian, Vice-President, Sales ─ Americas	42.5%

(1)	Actual grant value may differ from the grant level guidelines as the stock price may vary between the time of the grant and its approval.

RSU awards are based on the expected impact of the role of the executive officer on the Corporation's performance and strategic development as well as market benchmarking. The Human Resources Committee undertakes an analysis from time to time to determine the possible payouts pursuant to the LTIP under various scenarios and at various levels of share price growth to ensure that the LTIP is aligned with the interests of the Corporation's shareholders.

RSUs are also used to attract and retain top executives, as well as in business acquisitions. For the year ended August 31, 2015, the Corporation determined the number of RSUs granted to each executive officer according to their individual contribution, specifically with respect to additional responsibilities as the case may be. As disclosed under the section "Summary Compensation Table" hereof, all of the NEOs, with the exception of the CEO as described earlier, were granted RSUs during the last financial year. The purpose of the grants was to focus the executives on developing and successfully implementing the continuing growth strategy of the Corporation and to align the executives with the principles of sustained long-term shareholder value growth. The grants were also considered to contribute to the Corporation's objective to align the compensation of the executives with the reference market. The Corporation did not take into account the amount and terms of outstanding options or RSUs or the restrictions on resale of such units, when determining the grants mentioned above.

The exercise price of the options is determined by the Board of Directors at the time of granting the options, subject to compliance with the rules of all stock exchanges on which the Subordinate Voting Shares are listed and with all applicable securities legislation and regulation. In any event, the exercise price may not be lower than the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Bank of Canada on the grant date to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars. Any option issued is non-transferable. As at August 31, 2015, there were a total of 17,099 options granted to all LTIP participants and outstanding pursuant to the LTIP having a weighted average exercise price of US$4.76 (CA$5.50) per option.

The fair value at the time of grant of an RSU is equal to the market value of Subordinate Voting Shares at the time the RSU is granted. The grant date market value is equal to the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Bank of Canada on the grant date to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars. Any RSU issued is non-transferable. At the end of financial year ended August 31, 2015, there were a total of 1,299,958 RSUs granted and outstanding pursuant to the LTIP having a weighted average fair value at the time of grant of US$3.86 (CA$5.11) per RSU.

The maximum number of Subordinate Voting Shares that are issuable under the LTIP shall not exceed 6,306,153 Subordinate Voting Shares, which represents 11.7% of the Corporation's issued and outstanding voting shares as of November 1, 2015. The maximum number of Subordinate Voting Shares that may be granted to any one individual shall not exceed 5% of the number of outstanding Subordinate Voting Shares, which represents 1,112,414 issued and outstanding Subordinate Voting Shares as of November 1, 2015. The maximum number of Subordinate Voting Shares that may be granted to insiders, within a one (1) year period, shall not exceed 10% of the number of outstanding Subordinate Voting Shares, which represents 2,224,827 issued and outstanding Subordinate Voting Shares as of November 1, 2015.

Some options granted to directors and employees vest on the first anniversary date of their grant. Some options granted in the financial years ended August 31, 2004 and 2005 vested at a rate of 12.5% six (6) months after the date of grant, 12.5% twelve (12) months after the date of grant and 25% annually thereafter commencing on the second anniversary date of the grant in October 2005. Otherwise all options vest at a rate of 25% annually commencing on the first anniversary date of the grant. All options may be exercised in whole or in part once vested. All of the options that are granted under the LTIP must be exercised within a maximum period of ten (10) years following the date of their grant or they will be forfeited.

The vesting dates of RSUs are subject to a minimum term of three (3) years and a maximum term of ten (10) years from the award date. The following table presents, for the last five (5) financial years, the RSUs granted and their respective vesting schedule.

Financial Year Ended	Grant Date	RSUs Granted (#)	Fair Value at the Time of Grant (US$/RSU)	Vesting Schedule
August 31, 2015	October 16, 2014	29,150	3.71	50% on each of the third and fourth anniversary dates of the grant.
	January 14, 2015	163,400	3.55
	March 31, 2015	5,000	3.78
	July 2, 2015	12,299	3.27
	October 16, 2014	197,726	3.71
100% on the fifth anniversary date of the grant subject to early vesting of up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation, are fully attained.

	July 2, 2015	1,946	3.27
August 31, 2014	October 16, 2013	36,950	5.28	50% on each of the third and fourth anniversary dates of the grant.
	January 15, 2014	132,000	4.36
	July 3, 2014	29,502	4.77
	October 16, 2013	138,233	5.28
100% on the fifth anniversary date of the grant subject to early vesting of up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation, are fully attained.

August 31, 2013	October 16, 2012	30,006	5.06	50% on each of the third and fourth anniversary dates of the grant.
	January 16, 2013	145,750	5.61
	October 16, 2012	140,404	5.06
100% on the fifth anniversary date of the grant subject to early vesting of up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation, are fully attained.

August 31, 2012	October 18, 2011	23,000	5.43	50% on each of the third and fourth anniversary dates of the grant.
	January 17, 2012	8,321	6.61
	January 18, 2012	122,000	6.47
	January 23, 2012	7,576	6.55
	April 3, 2012	2,571	7.06
	October 18, 2011	163,651	5.43
100% on the fifth anniversary date of the grant subject to early vesting of up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained.

	January 23, 2012	6,330	6.55
100% on the fifth anniversary date of the grant subject to early vesting of up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained.

	April 3, 2012	1,429	7.06
100% on the fifth anniversary date of the grant subject to early vesting of up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained.

Financial Year Ended	Grant Date	RSUs Granted (#)	Fair Value at the Time of Grant (US$/RSU)	Vesting Schedule
August 31, 2011	October 19, 2010	30,250	6.03	50% on each of the third and fourth anniversary dates of the grant.
	January 19, 2011	119,900	9.32
	April 7, 2011	7,297	8.28
	April 18, 2011	8,226	8.64
	October 19, 2010	56,361	6.03
100% on the fifth anniversary date of the grant subject to early vesting of up to 100% on the third or fourth anniversary date of the grant when performance objectives related to revenue, as determined by the Board of Directors of the Corporation, are fully attained.

	October 19, 2010	128,348	6.03
100% on the fifth anniversary date of the grant subject to early vesting of up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation, are fully attained.

If any vesting dates fall into any black-out period or any other restrictive period during which the RSU holder is not entitled to trade the Corporation's Subordinate Voting Shares, the RSUs shall: (i) vest on the fifth trading day the RSU holder is entitled to trade after such black-out period or restrictive period; or (ii) if the RSU holder decides, prior to such vesting date, to pay his/her income tax without using any of the Subordinate Voting Shares' proceeds, then and only then, the vesting date shall remain the one determined on the granting date for such RSUs.

With the exceptions mentioned under the section entitled "termination and change of control", unless otherwise determined by the Board of Directors, any option granted pursuant to the LTIP will lapse: (i) immediately upon the termination of the relationship with the Corporation or one of its subsidiaries for a good and sufficient cause for employees or officers or at the date on which an employee or an officer resigns or leaves his employment with the Corporation or one of its subsidiaries (or within thirty (30) days if the holder's employment is terminated for reasons not related to cause); and (ii) thirty (30) days after a director ceases to be a member of the Board of Directors of the Corporation or one of its subsidiaries. In the event of retirement or disability, any option held by an employee lapses thirty (30) days after the date of any such disability or retirement. In the event of death, any option held by the optionee lapses six (6) months after the date of death.

With the exceptions mentioned under the section entitled "termination and change of control", unless otherwise determined by the Board of Directors, any RSU granted pursuant to the LTIP will lapse: (i) immediately, where vesting of a unit is subject to the attainment of performance objectives, if such performance objectives have not been attained (or postponed at a further vesting date as determined by the Board of Directors); and (ii) immediately, whether or not subject to attainment of performance objectives, upon the termination of the relationship with the Corporation or one of its subsidiaries for a good and sufficient cause for employees or officers or at the date on which an employee or an officer resigns or leaves his employment with the Corporation or one of its subsidiaries.

Any RSU granted pursuant to the LTIP will vest immediately, to a certain proportion as determined by the LTIP, upon the termination of the relationship of an employee or officer with the Corporation or one of its subsidiaries: (i) for reasons not related to cause; (ii) because of death or permanent disability; or (iii) retirement.

●	Restricted Share Unit Grants in Last Financial Year

The aggregate number of RSUs granted during the financial year ended August 31, 2015 was 409,521 having a weighted average fair value at the time of grant of US$3.63 (CA$4.21) per RSU. The fair value at the time of grant of a RSU is equal to the market value of Subordinate Voting Shares at the time RSUs are granted. At August 31, 2015, there were a total of 1,299,958 RSUs granted and outstanding pursuant to the LTIP having a weighted average fair value at the time of grant of US$3.86 (CA$5.11) per RSU.

The RSUs may be redeemed for actual Subordinate Voting Shares or the equivalent in cash at the discretion of the Board of Directors of the Corporation on the vesting dates established by the Board of Directors of the Corporation at the time of grant in its sole discretion.

Therefore, the value at vesting of a RSU, when converted to Subordinate Voting Shares, is equivalent to the market value of a Subordinate Voting Share at the time the conversion takes place and is taxable as employment income. The table above shows information regarding RSU grants made under the LTIP during the financial year ended August 31, 2015.

During the financial year ended August 31, 2015, the following RSUs were granted to the following NEOs:

Name	RSUs Granted (#)	Percentage of Total RSUs Granted to Employees in Financial Year (%) (1)	Fair Value at the Time of Grant (US$/RSU) (2)	Grant Date	Vesting Schedule (3)
Pierre Plamondon	27,729	6.77%	3.71	October 16, 2014
100% on the fifth anniversary date of the grant subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained. (4)

Jon Bradley	22,528	5.50%	3.71	October 16, 2014
100% on the fifth anniversary date of the grant subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained. (4)

Lee Huat (Joseph) Soo	21,332	5.21%	3.71	October 16, 2014
100% on the fifth anniversary date of the grant subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained. (4)

Dana Yearian	25,706	6.28%	3.71	October 16, 2014
100% on the fifth anniversary date of the grant subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained. (4)

(1)	Such percentage does not include any cancelled RSUs.
(2)
The fair value at the time of grant of a RSU is equal to the market value of Subordinate Voting Shares at the time RSUs are granted. The grant date market value is equal to the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Bank of Canada on the grant date to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required.

(3)	All RSUs first vesting cannot be earlier than the third anniversary date of their grant.
(4)
Those RSUs granted in the financial year ended August 31, 2015 vest on the fifth anniversary date of the grant but are subject to early vesting on the third and fourth anniversary date of the grant on the attainment of performance objectives, as determined by the Board of Directors of the Corporation. Accordingly, subject to the attainment of performance objectives, the first early vesting is up to 1/3 of the units on the third anniversary date of the grant and the second early vesting is up to 50% of the remaining units on the fourth anniversary date of the grant. The early vesting shall be subject to the attainment of performance objectives. Such performance objectives are based on the attainment of a sales growth metric combined with profitability metric. The sales growth metric is determined by the Compound Annual Growth Rate of sales of the Corporation for the period described below (SALES CAGR). The profitability metric is determined as the Cumulative Corporation's IFRS net earnings before interest, income taxes, depreciation of property, plant and equipment, amortization of intangible assets, foreign exchange gain or loss, change in fair value of cash contingent consideration, and extraordinary gain or loss over the Cumulative Sales for the same period (LTIP EBITDA). Accordingly, the first early vesting performance objectives will be attained, calculated on a pro-rated basis as follows: i) 100% for a SALES CAGR of 20% or more and 0% for a SALES CAGR of 5% or less for the three-year period ending on August 31, 2017; cumulated with ii) 100% for a LTIP EBITDA of 15% and 0% for a LTIP EBITDA of 7.5% or less for the three-year period ending on August 31, 2017. The second early vesting performance objectives will be attained on the same premises as described above but for the four-year period ending on August 31, 2018.

The following table summarizes information about RSUs granted to the members of the Board of Directors and to Management and Corporate Officers of the Corporation and its subsidiaries as at August 31, 2015:

	Number of RSUs (#)	% of Issued and Outstanding RSUs	Weighted Average Fair Value at the Time of Grant ($US/RSU)
President and CEO (one (1) individual)	97,809	7.52%	5.70
Board of Directors (five (5) individuals)	–	–	–
Management and Corporate Officers (ten (10) individuals)	607,604	46.74%	4.92

●	Option Grants in Last Financial Year

There were no options to purchase the Corporation's Subordinate Voting Shares granted during the financial year ended August 31, 2015. As at August 31, 2015, there were a total of 17,099 Subordinate Voting Shares covered by options granted and outstanding pursuant to the LTIP having a weighted average exercise price of US$4.76 (CA$5.50) per option.

The following table summarizes information about stock options granted to the members of the Board of Directors and to Management and Corporate Officers of the Corporation and its subsidiaries as at August 31, 2015:

	Number of Options (#)	% of Issued and Outstanding Options	Weighted Average Exercise Price ($US/Security)
President and CEO (one (1) individual)	11,218	65.61%	4.76
Board of Directors (five (5) individuals)	–	–	–
Management and Corporate Officers (two (2) individuals)	5,881	34.39%	4.76

●	Deferred Share Unit Plan

Introduced in October 2004 and effective as of January 2005, the Corporation's DSU plan (the Deferred Share Unit Plan) is designed to align more closely the interests of the Corporation's non-employee directors with those of its shareholders.

Under the Deferred Share Unit Plan, non-employee directors may elect to receive up to 100% of their retainer fees in the form of DSUs, each of which has an estimated value determined based on the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Bank of Canada on the grant date to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars, as required. The value at vesting of a DSU is equivalent to the market value of a Subordinate Voting Share when a DSU is converted to such Subordinate Voting Share. Any DSU issued is non-transferable.

The Deferred Share Unit Plan may be amended or terminated at any time and from time to time by the Board of Directors, with the prior approval of the competent regulatory authorities, provided that any such amendment or termination does not in any way infringe upon any rights of participants in respect of DSUs previously credited to the account of participants. DSUs attract dividends in the form of additional DSUs at the same rate as dividends on Subordinate Voting Share. When a director ceases to be a member of the Board of Directors, the DSUs are converted and paid in Subordinate Voting Shares that are either purchased on the open market or issued by the Corporation. Such Subordinate Voting Shares issued by the Corporation will be issued from the same pool of Subordinate Voting Shares reserved for issuance pursuant to the LTIP, which is 11.7% of the total issued and outstanding voting shares.

●	Deferred Share Unit Grants in Last Financial Year

The aggregate number of DSUs credited to non-employee directors during the financial year ended August 31, 2015 was 45,806. The estimated value at the time of grant of a DSU is determined based on the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Bank of Canada on the grant date to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars, as required. The value at vesting of a DSU is equivalent to the market value of the Subordinate Voting Shares when a DSU is converted to such Subordinate Voting Shares. As at August 31, 2015, there were a total of 114,810 DSUs credited and outstanding pursuant to the Deferred Share Unit Plan having a weighted average fair value at the time of grant of US$4.25 (CA$4.74).

During the financial year ended August 31, 2015, the following DSUs were granted to the non-employee members of the Board of Directors:

DSUs Granted (#)	Weighted Average Fair Value at the Time of Grant (US$/DSU)	Total of the Fair Value at the Time of Grant (US$)	Vesting
45,806	3.38	154,824	At the time director ceases to be a member of the Board of Directors of the Corporation

The following table summarizes information about DSUs granted to the non-employee members of the Board of Directors as at November 1, 2015:

	Number of DSUs (#)	% of Issued and Outstanding DSUs	Total of the Fair Value at the Time of Grant (US$)	Weighted Average Fair Value at the Time of Grant (US$/DSU)
Board of Directors (five (5) individuals)	114,157	100%	486,309	4.26

●	Number of Subordinate Voting Shares Reserved for Future Issuance

During the financial year ended August 31, 2015, 45,806 DSUs and 409,521 RSUs were granted to directors, officers and employees. Such awards were issued from the pool of Subordinate Voting Shares reserved for issuance pursuant to the LTIP and the Deferred Share Unit Plan of which the maximum number of Subordinate Voting Shares issuable shall not exceed 6,306,153, which represents 11.7% of the Corporation's issued and outstanding voting shares as at November 1, 2015. As at November 1, 2015, the number of Subordinate Voting Shares reserved for future issuance is 1,193,535 representing 2.2% of the Corporation's issued and outstanding voting shares as at November 1, 2015.

●	Stock Appreciation Rights Plan

On August 4, 2001, the Corporation established a Stock Appreciation Rights Plan (the "SAR Plan"), as amended on January 12, 2010, for the benefit of certain employees residing in countries where the granting of stock-based compensation under the LTIP is not feasible in the opinion of the Corporation. The Board of Directors has full and complete authority to interpret the SAR Plan and to establish the rules and regulations applying to it and to make all other determinations it deems necessary or useful for the administration of the SAR Plan.

Under the SAR Plan, eligible employees are entitled to receive a cash amount equivalent to the difference between the market price of the Subordinate Voting Shares on the date of exercise or the date of vesting and the exercise price determined on the date of grant. No Subordinate Voting Shares are issuable under the SAR Plan.

The Board of Directors has delegated to Management the task of designating the recipients of stock appreciation rights, the date of exercise or vesting, the expiry date and other conditions. Under the terms of the SAR Plan, the exercise price determined on the date of grant of the stock appreciation right is equal to zero (0) if the stock appreciation right is to reflect a RSU under the LTIP or, if the stock appreciation right is to reflect an option under the LTIP, the exercise price determined on the date of grant may not be lower than the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Bank of Canada on the grant date to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars. Stock appreciation rights are non‑transferable.

The stock appreciation rights, reflecting a RSU under the LTIP, vest at a rate of 50% annually commencing on the third anniversary date of the date of grants made in October 2010, October 2011, October 2012, January 2013, October 2013, January 2014, October 2014, January 2015 and October 2015.

The stock appreciation rights, reflecting a RSU under the LTIP, will: i) lapse immediately upon the termination of the relationship with the Corporation or one (1) of its subsidiaries for a good and sufficient cause or at the date on which an employee resigns or leaves his employment with the Corporation or one (1) of its subsidiaries; and ii) vest immediately, to a certain proportion as determined by the SAR Plan, upon the termination without cause of the relationship of an employee with the Corporation or one (1) of its subsidiaries.

The stock appreciation rights, reflecting an option under the LTIP, vest over a four-year period, with 25% vesting annually commencing on the first anniversary date of the date of grant. However, since October 2007, some stock appreciation rights, representing an option under the LTIP, vest at a rate of 50% annually commencing on the third anniversary date of the grants made in October 2007, October 2008 and October 2009.

For stock appreciation rights, reflecting an option under the LTIP, once vested, such right may be exercised between the second and the fifteenth business day following each release of the Corporation's quarterly financial results and will lapse immediately upon the termination of the relationship with the Corporation or one (1) of its subsidiaries for a good and sufficient cause or at the date on which an employee resigns or leaves his employment with the Corporation or one (1) of its subsidiaries (or within thirty (30) days if the holder is dismissed without cause). In the event of retirement or disability, any stock appreciation right held by an employee lapses thirty (30) days after the date of any such disability or retirement. In the event of death, any stock appreciation right lapses six (6) months after the date of death.

All of the stock appreciation rights that are granted under the SAR Plan may be exercised within a maximum period of ten (10) years following the date of their grant.

During the financial year ended August 31, 2015, 500 Stock Appreciation Rights ("SARs") were exercised.

During the financial year ended August 31, 2015, 6,150 SARs were granted to employees. As at August 31, 2015, there were 42,324 SARs outstanding.

Benefits and Perquisites

Certain employees of the Corporation, including the NEOs, are eligible to participate in the Corporation's benefits programs, which may include life insurance, extended health and dental coverage, short and long-term disability coverage, accidental death and dismemberment (AD&D) compensation and emergency travel assistance. Although the majority of costs of the benefits are paid by the Corporation, employees (including the NEOs) may also be required to contribute to obtain such benefits.

With the exception of car allowances that are provided to the Corporation's CEO and Vice-Presidents of Sales, executive officers, including other NEOs, do not receive any perquisites. The value of the perquisites for each of the NEOs, if applicable, is less than CA$50,000 or 10% of total annual salary and bonus for the financial year and, as such, is not included in the table provided under the heading "Summary Compensation Table" and in the table provided under the heading "Termination and Change of Control Benefits".

Deferred Profit-Sharing Plan

The Corporation maintains a deferred profit-sharing plan (the "DPSP") for certain eligible Canadian resident employees, including NEOs but excluding the Corporation's CEO, under which the Corporation may elect to match the employees' contributions up to a maximum of 4% (3% prior to January 2014) of an employee's gross salary, provided that the employee has contributed to a tax-deferred registered retirement savings plan. Cash contributions, for eligible employees to the DPSP, and expenses for the years ended August 31, 2013, 2014 and 2015 amounted to US$1,165,000, US$1,451,000 and US$1,492,000, respectively. The amounts contributed to the DPSP are invested at the employee's will in the investment vehicles offered by Manufacturers Life Insurance Company (Manulife) (previously Standard Life), the Corporation's fund administrator. Withdrawals of funds from the DPSP account are not permitted. In the event of termination of the employment, if the employee has been a member of the DPSP for more than two (2) years, the employee is entitled to receive the funds accumulated in his DPSP account.

401K Plan

The Corporation maintains a 401K plan for eligible United States resident employees of its subsidiaries. Employees become eligible to participate in the 401K plan on the date they are hired. Under this plan, the Corporation must contribute an amount equal to 3% of an employee's current compensation. In addition, employees may elect to defer their current compensation up to the lesser of 1% of eligible compensation or the statutorily prescribed annual limit and have the deferral contributed to the 401K plan. The 401K plan permits, but does not require the Corporation to make additional matching contributions to the 401K plan on behalf of the eligible participants, subject to a maximum of 50% of the first 6% of the participant's current compensation subject to certain legislated maximum contribution limits. The Corporation contributes up to 3% of the participant's current compensation, subject to certain legislated maximum contribution limits. In the years ended August 31, 2013, 2014 and 2015, the Corporation made aggregate contributions of US$632,000, US$616,000 and US$628,000 respectively, to the 401K plan. Contributions by participants or by the Corporation to the 401K plan and income earned on plan contributions are generally not taxable to the participant until withdrawn and contributions by the Corporation are generally deductible by the Corporation when made. At the direction of each participant, the trustees of the 401K plan invest the assets of the 401K plan in selected investment options.

2015 Performance and Compensation

Compensation for the NEOs is awarded through the Corporation's executive compensation plan, which aligns compensation with key strategic objectives and individual performance. The Corporation has established Business Performance Measures outlining key performance indicators which are applicable to all employees. You will find more information on such indicators under the heading "Short-Term Incentive Compensation". These performance indicators focus efforts, communicate priorities and enable performance to be benchmarked.

The following table highlights the NEOs early vesting achievement in accordance with the Corporation's LTIP:

Long-Term Incentive Plan (LTIP) - RSUs
Date of Grant	Vesting Date	% of Early Vesting Achievement (1)
October 18, 2011	October 19, 2015	0%
October 16, 2012	October 16, 2015	0%

(1)	The vesting schedules are provided in the table under the heading "Long-Term Incentive Plan".

CEO Performance Compensation during Last Three (3) Financial Years

The following table compares the compensation awarded to Mr. Germain Lamonde in respect of his performance as CEO to the Total Market Capitalization Growth for the last three (3) financial years. The compensation includes base salary, short-term incentive payments, as well as long-term incentive payments at grant date pursuant to the LTIP.

Compensation Elements	2015	2014	2013	Three-Year Total
Cash
Base Salary	CA$615,332	CA$557,767	CA$498,663	CA$1,671,762
Short-Term Incentive	CA$101,022	CA$214,300	CA$185,866	CA$501,188
Equity
Long-Term Incentive	–	–	–	–
Total Direct Compensation	CA$716,354	CA$772,067	CA$684,529	CA$2,172,950
Pension Value	–	–	–	–
All Other Compensation	–	–	–	–
Total Compensation	CA$716,354	CA$772,067	CA$684,529	CA$2,172,950
Annual Average	–	–	–	CA$724,317
Total Adjusted Market Capitalization (CA$ millions) (1)	217.6	255.2	258.5	243.8
Total Adjusted Market Capitalization Growth (CA$ millions)	(37.6)	(3.2)	3.2	(37.6)
Total Market Capitalization (CA$ millions)	217.6	286.6	288.8	264.4
Total Cost as a % of Market Capitalization	0.33%	0.27%	0.24%	0.27%

(1)
Total market capitalization for fiscal year 2014 and 2015 is adjusted to reflect the redemption of 663,256, of 214,470 and of 368,233 Subordinate Voting Shares respectively in financial years 2013, 2014 and 2015 under the normal course issuer bid of the Corporation during these years, the redemption of 6,521,739 Subordinate Voting Shares in 2015 under the Substantial Issuer Bid of the Corporation and the issuance of 354,155, of 516,430 and 278,256 during fiscal year 2013, 2014 and 2015.

Conclusion

By way of application of the Corporation's executive compensation policy, an important part of executive compensation is linked to corporate performance and long-term value creation. The Human Resources Committee continuously reviews executive compensation programs to ensure that they maintain their competitiveness and continue to focus on the Corporation's objectives, values and business strategies.

For the financial year ending August 31, 2012, we made a significant change to the CEO compensation structure. Following the evaluation of the share ownership of the CEO, it was decided by the Human Resources Committee that the CEO should no longer receive equity-based compensation within his compensation as the share ownership of the CEO has been determined to be sufficient and that equity-based compensation was no longer reasonably considered as an incentive to performance.

Depending on specific circumstances, the Human Resources Committee may also recommend employment terms and conditions that deviate from the policies and the execution by the Corporation or its subsidiaries of employment contracts on a case-by-case basis.

Summary Compensation Table

The table below shows compensation information during the three (3) most recently completed financial years for the NEOs. This information includes, as applicable, the Canadian, US and Singapore dollar and British pound value of base salaries, share-based and option-based awards, non-equity incentive plan compensations, pension value and all other compensation, if any, whether paid or deferred.

Name and Principal Position	Financial Year	Salary (1) (2) ($)	Share-Based Awards (2) (3) ($)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($) (2) (5)	Total Compensation ($)
					Annual Incentive Plans (2) (4)	Long-Term Incentive Plans
Germain Lamonde, President and CEO	2015	508,833 (US) 615,332 (CA)	─ (US) ─ (CA)	–	83,537 (US) 101,022 (CA)	–	–	–	592,370 (US) 716,354 (CA)
	2014	517,313 (US) 557,767 (CA)	─ (US) ─ (CA)	–	198,757 (US) 214,300 (CA)	–	–	–	716,070 (US) 772,067 (CA)
	2013	493,384 (US) 498,663 (CA)	─ (US) ─ (CA)	–	183,899 (US) 185,866 (CA)	–	–	–	677,283 (US) 684,529 (CA)
Pierre Plamondon, Vice-President, Finance and CFO	2015	235,665 (US) 284,990 (CA)	95,847 (US) 115,907 (CA)	–	31,095 (US) 37,603 (CA)	–	–	12,212 (US) 14,768 (CA)	374,819 (US) 453,268 (CA)
	2014	252,938 (US) 272,718 (CA)	100,465 (US) 108,321 (CA)	–	69,448 (US) 74,879 (CA)	–	–	11,667 (US) 12,579 (CA)	434,518 (US) 468,497 (CA)
	2013	252,673 (US) 255,377 (CA)	97,460 (US) 98,502 (CA)	–	58,709 (US) 59,337 (CA)	–	–	9,473 (US) 9,575 (CA)	418,315 (US) 422,791 (CA)
Jon Bradley, Vice-President, Sales — EMEA	2015	193,664 (US) 234,198 (CA) 124,739 (£)	83,579 (US) 101,072 (CA) 53,833 (£)	–	78,315 (US) 94,706 (CA) 50,442 (£)	–	–	–	355,558 (US) 429,976 (CA) 229,014 (£)
	2014	200,594 (US) 216,280 (CA) 121,459 (£)	71,402 (US) 76,986 (CA) 45,740 (£)	–	116,563 (US) 125,678 (CA) 70,579 (£)	–	–	–	388,559 (US) 418,944 (CA) 237,778 (£)
	2013	178,871 (US) 180,785 (CA) 114,585 (£)	69,560 (US) 70,304 (CA) 44,560 (£)	–	81,369 (US) 82,240 (CA) 52,125 (£)	–	–	–	329,800 (US) 333,329 (CA) 211,270 (£)
Lee Huat (Joseph) Soo, Vice-President, Sales — Asia-Pacific	2015	219,269 (US) 265,163 (CA) 292,418 (SGD)	79,142 (US) 95,706 (CA) 105,543 (SGD)	–	80,347 (US) 97,164 (CA) 107,151 (SGD)	–	–	–	378,758 (US) 458,033 (CA) 505,112 (SGD)
	2014	224,908 (US) 242,495 (CA) 282,529 (SGD)	65,619 (US) 70,751 (CA) 82,431 (SGD)	–	81,325 (US) 87,684 (CA) 102,160 (SGD)	–	–	–	371,852 (US) 400,930 (CA) 467,120 (SGD)
	2013	215,672 (US) 217,980 (CA) 267,800 (SGD)	62,875 (US) 63,548 (CA) 78,072 (SGD)	–	76,926 (US) 77,749 (CA) 95,520 (SGD)	–	–	–	355,473 (US) 359,277 (CA) 441,392 (SGD)
Dana Yearian, Vice-President, Sales — Americas	2015	228,439 (US) 276,251 (CA)	95,369 (US) 115,330 (CA)	–	156,372 (US) 189,100 (CA)	–	–	7,049 (US) 8,525 (CA)	487,229 (US) 589,206 (CA)
	2014	224,400 (US) 241,948 (CA)	93,329 (US) 100,627 (CA)	–	140,579 (US) 151,573 (CA)	–	–	7,049 (US) 7,601 (CA)	465,357 (US) 501,749 (CA)
	2013	219,596 (US) 221,946 (CA)	91,050 (US) 92,024 (CA)	–	134,529 (US) 135,968 (CA)	–	–	7,009 (US) 7,084 (CA)	452,184 (US) 457,022 (CA)

(1)	Base salary earned in the financial year, regardless when paid.
(2)
The compensation information for Canadian residents has been converted from Canadian dollars to US dollars based upon an average foreign exchange rate of CA$1.2093 = US$1.00 for the financial year ended August 31, 2015, CA$1.0782 = US$1.00 for the financial year ended August 31, 2014 and CA$1.0107 = US$1.00 for the financial year ended August 31, 2013. The compensation information for UK resident has been converted from British Pounds to US dollars based upon an average foreign exchange rate of £0.6441 = US$1.00 for the financial year ended August 31, 2015, £0.6055 = US$1.00 for the financial year ended August 31, 2014 and £0.6406 = US$1.00 for the financial year ended August 31, 2013 and the conversion from US dollars to Canadian dollars is made as described above. The compensation information for Singapore resident has been converted from Singapore dollars to US dollars based upon an average foreign exchange rate of SGD1.3336= US$1.00 for the financial year ended August 31, 2015, SGD1.2562 = US$1.00 for the financial year ended August 31, 2014 and SGD1.2417 = US$1.00 for the financial year ended August 31, 2013 and the conversion from US dollars to Canadian dollars is made as described above.

(3)
Indicates the dollar amount based on the grant date fair value of the RSUs awarded under the LTIP for the financial year. The grant date fair value is equal to the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Bank of Canada on the grant date to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars. Grants of RSUs to NEOs are detailed under section "Compensation Discussion and Analysis – Long-Term Incentive Plan".

(4)	Indicates the total bonus earned during the financial year whether paid during the financial year or payable on a later date:

Name	Paid during the Financial Year Ended August 31, 2015 (i) ($)	Paid in the First Quarter of the Financial Year Ending on August 31, 2016 (i) ($)	Total Bonus Earned during the Financial Year Ended August 31, 2015 (i) ($)
Germain Lamonde	83,657 (US) 101,166 (CA)	(120) (US) (144) (CA)	83,537 (US) 101,022 (CA)
Pierre Plamondon	25,334 (US) 30,636 (CA)	5,761 (US) 6,967 (CA)	31,095 (US) 37,603 (CA)
Jon Bradley	60,461 (US) 73,115 (CA) 38,943 (£)	17,854 (US) 21,591 (CA) 11,499 (£)	78,315 (US) 94,706 (CA) 50,442 (£)
Lee Huat (Joseph) Soo	44,473 (US) 53,781 (CA) 59,309 (SGD)	35,874 (US) 43,383 (CA) 47,842 (SGD)	80,347 (US) 97,164 (CA) 107,151 (SGD)
Dana Yearian	83,071 (US) 100,457 (CA)	73,301 (US) 88,643 (CA)	156,372 (US) 189,100 (CA)

(i)	Refer to note 2 above.

(5)
Indicates the amount contributed by the Corporation during the financial year to the DPSP as detailed under section "Compensation Discussion and Analysis – Deferred Profit-Sharing Plan", the 401K plan as detailed under section "Compensation Discussion and Analysis – 401K Plan", as applicable, for the benefit of the NEOs. Mr. Lamonde is not eligible to participate in the DPSP and Mr. Bradley and Mr. Soo did not participate.

Incentive Plan Award

The significant terms of all plan-based awards and non-equity incentive plan awards, issued or vested, or under which options have been exercised, during the financial year, or outstanding at the end of the financial year are described herein under the section entitled "Compensation Discussion and Analysis – Long-Term Incentive Plan" and "Compensation Discussion and Analysis – Short Term Incentive Compensation".

Outstanding Share-Based Awards and Option-Based Awards

The following sets out for each NEO all option and RSU awards outstanding as at August 31, 2015, if any, including those granted before August 31, 2015.

Name	Outstanding Option-Based Awards (Options)				Outstanding Share-based Awards (RSUs)
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (1)	Option Expiration Date	Value (2) of Unexercised "in-the-money" Options (3)	Number of Shares or Units of Shares that Have Not Vested (#)	Market or Payout Value of Share-Based Awards that Have Not Vested (US$) (4)	Market or Payout Value of Vested Share- Based Awards Not Paid Out or Distributed (US$)
Germain Lamonde	11,218	4.76 (US) 5.50 (CA)	Dec. 6, 2015	– –	97,809	299,296	–
Pierre Plamondon	3,653	4.76 (US) 5.50 (CA)	Dec. 6, 2015	– –	106,353	325,440	–
Jon Bradley	–	–	–	–	79,171	242,263	–
Lee Huat (Joseph) Soo	–	–	–	–	51,185	156,626	–
Dana Yearian	–	–	–	–	97,025	296,897	–

(1)
These options were granted in Canadian dollars. The exercise price was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on the business day preceding the grant date using the noon buying rate of the Bank of Canada to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars on the grant date.

(2)
The unexercised options have not been and may never be exercised and actual gains if any, on exercise will depend on the value of the Subordinate Voting Shares on the date of exercise. There can be no assurance that these options will be exercised or any gain realized.

(3)
Indicates an aggregate value of "in-the-money" unexercised options held at the financial year ended August 31, 2015. "in-the-money" options are options for which the market value of the underlying securities is higher than the exercise price. The value of unexercised "in-the-money" options at financial year end is the difference between its exercise or base price and the market value of the underlying Subordinate Voting Share at August 31, 2015, which was US$3.06 (CA$4.05). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2015 using the noon buying rate of the Bank of Canada to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. For a Canadian resident, the value of unexercised "in-the-money" options is calculated using the option exercise price and the market value of the subordinate voting shares on the Toronto Stock Exchange in Canadian dollars.

(4)
The value of unvested RSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2015, which was US$3.06 (CA$4.05). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2015 using the noon buying rate of the Bank of Canada to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

Exercised Option-Based Awards

No stock options were exercised during the financial year ended August 31, 2015 by the NEOs having outstanding option-based awards of the Corporation.

Incentive Plan Awards – Value Vested or Earned during the Year

The following table summarizes, for each of the NEOs, the value of share-based awards vested during the financial year ended August 31, 2015, if any, and the value of non-equity incentive plan compensation earned during the financial year ended August 31, 2015, if any. In the financial year that ended August 31, 2015, all of the options granted to an NEO were exercisable.

Name	Share-Based Awards – Value Vested during the Year (US$) (1)	Non-Equity Incentive Plan Compensation – Value Earned during the Year (US$) (2)
Germain Lamonde	157,080	83,537
Pierre Plamondon	47,628	31,095
Jon Bradley	23,380	78,315
Lee Huat (Joseph) Soo	21,562	80,347
Dana Yearian	34,453	156,372

(1)
The aggregate dollar value realized is equivalent to the market value of the Subordinate Voting Shares underlying the RSUs at vesting. This value, as the case may be, has been converted from Canadian dollars to US dollars based upon the noon buying rate of the Bank of Canada on the day of vesting.

(2)	Includes total non-equity incentive plan compensation earned by each NEO in respect to the financial year ended on August 31, 2015 (as indicated under the "Summary Compensation Table").
Pension Plan Benefits

The Corporation does not have a defined benefit pension plan. The significant terms of the DPSP and the 401K plan of the Corporation are described herein under the sections entitled "Compensation Discussion and Analysis – Deferred Profit-Sharing Plan" and "Compensation Discussion and Analysis – 401K Plan". The amounts paid by the Corporation to the NEOs under such plans are detailed in the column entitled "All other compensation" in the "Summary Compensation Table".

Termination and Change of Control Benefits

The Corporation has an employment agreement with Mr. Germain Lamonde. The agreement is for an indeterminate period and compensation is reviewed annually. In the event of the termination of Mr. Lamonde's employment without cause, Mr. Lamonde will be entitled to a severance payment equal to twenty-four (24) months of his current rate of remuneration (base salary, STIP compensation and benefits) and the immediate vesting of all stock options and RSUs. In addition, in the event that Mr. Lamonde's employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation's assets or of the majority of its share capital, he will be entitled to a severance payment equal to twenty-four (24) months of his current rate of remuneration (base salary, STIP compensation and benefits) and to the immediate vesting of all stock options and RSUs. If Mr. Lamonde voluntarily resigns he will be entitled to immediate vesting of all stock options and RSUs.
The Corporation has an employment agreement with Mr. Pierre Plamondon, the Corporation's Vice-President, Finance and CFO. The agreement is for an indeterminate period and compensation is reviewed annually. In the event of termination of Mr. Plamondon's employment without cause, Mr. Plamondon will be entitled to a severance payment equal to twelve (12) months of his current base salary. In addition, in the event Mr. Plamondon's employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation's assets or of the majority of its share capital, he will be entitled to a severance payment equal to eighteen (18) months of his current rate of remuneration (base salary, STIP compensation and benefits) and to the immediate vesting of all stock options and RSUs
The Corporation has an employment agreement with Mr. Jon Bradley, the Corporation's Vice-President, Sales — EMEA. The agreement is for an indeterminate period and compensation is reviewed annually. In the event of termination of Mr. Bradley's employment without cause, Mr. Bradley will be entitled to severance payments equal to twelve (12) months of his current base salary. In addition, in the event Mr. Bradley's employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation's assets or of the majority of its share capital, he will be entitled to severance payments equal to two (2) months of his current rate of remuneration (base salary, SIP compensation and benefits) per year of service as a Vice-President of the Corporation but in no case exceeding eighteen (18) months of remuneration and to the immediate vesting of all RSUs.

The Corporation has an employment agreement with Mr. Lee Huat (Joseph) Soo, the Corporation's Vice-President, Sales — Asia-Pacific. The agreement is for an indeterminate period and compensation is reviewed annually. In the event of termination of Mr. Soo's employment without cause, Mr. Soo will be entitled to severance payments equal to two (2) months of his current base salary per year of service as a Vice-President of the Corporation but in no case exceeding twelve (12) months. In addition, in the event Mr. Soo's employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation's assets or of the majority of its share capital, he will be entitled to severance payments equal to two (2) months of his current rate of remuneration (base salary, SIP compensation and benefits) per year of service as a Vice-President of the Corporation but in no case exceeding eighteen (18) months of remuneration and to the immediate vesting of all RSUs.

The Corporation has an employment agreement with Mr. Dana Yearian, the Corporation's Vice-President, Sales — Americas. The agreement is for an indeterminate period and compensation is reviewed annually. In the event of termination of Mr. Yearian's employment without cause, Mr. Yearian will be entitled to a severance payment equal to twelve (12) months of his current base salary. In addition, in the event Mr. Yearian's employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation's assets or of the majority of its share capital, he will be entitled to a severance payment equal to eighteen (18) months of his current rate of remuneration (base salary, SIP compensation and benefits) and to the immediate vesting of all stock options and RSUs.

The following table outlines the estimated incremental payments NEOs would be entitled to receive if a termination payment event occurred on August 31, 2015, which includes all payments, payables and benefits that would be given by the Corporation to a NEO upon such termination payment event.

Named Executive Officer	Termination Payment Event
	Without Cause ($) (1) (2)	Change of Control ($) (2) (3) (4)	Voluntary ($)
Germain Lamonde	1,632,178 (US) (5) 2,055,390 (CA)	1,632,178 (US) 2,055,390 (CA)	299,296 (US) (6) 396,126 (CA)
Pierre Plamondon	394,549 (US) 520,502 (CA)	754,523 (US) 970,534 (CA)	–
Jon Bradley	323,415 (US) 426,542 (CA) 209,476 (£)	654,464 (US) 826,064 (CA) 417,338 (£)	–
Lee Huat (Joseph) Soo	164,228 (US) 216,545 (CA) 189,028 (SGD)	301,359 (US) 388,067 (CA) 417,333 (SGD)	–
Dana Yearian	390,864 (US) 515,531 (CA)	850,424 (US) 1,071,146 (CA)	–

(1)
The aggregate amount disclosed includes an evaluation of the amount that the NEO would have been entitled to should a termination of employment without cause have occurred on August 31, 2015 and includes, as the case may be for each NEO, the base salary that would have been received and total value of RSUs and options that would have vested (with the exception of Mr. Lamonde's evaluation which is described in note 6 below and includes: the base salary, STIP compensation, and total value of RSUs and options that would have vested). The amount for base salary compensation is calculated according to those amounts provided under the section entitled "Summary Compensation Table" included in this Annual Report. The amount for the total value attached to the vesting of RSUs and options determined pursuant to the LTIP as described in the section entitled "Long-Term Incentive Compensation – Long-Term Incentive Plan" for termination without cause.

(2)
The aggregate amount for Canadian residents has been converted from Canadian dollars to US dollars based upon a foreign exchange rate of CA$1.3157 = US$1.00 as of August 31, 2015. The aggregate amount for UK resident has been converted from British Pounds to US dollars based upon a foreign exchange rate of £0.6477 = US$1.00 as of August 31, 2015. The aggregate amount for Singapore resident has been converted from Singapore dollars to US dollars based upon a foreign exchange rate of SGD1.4049 = US$1.00 as of August 31, 2015.

(3)	"Change of Control" is defined as a merger or an acquisition by a third party of substantially all of the Corporation's assets or of the majority of its share capital.
(4)
The aggregate amount disclosed includes, as the case may be for each NEO, an evaluation of the amount that the NEO would have been entitled to should a termination of employment for Change of Control have occurred on August 31, 2015 and includes, as the case may be, namely, the base salary, STIP or SIP compensation and total value of RSUs and options that would have vested. The amount for base salary and STIP or SIP compensation are calculated according to those amounts provided under the section entitled "Summary Compensation Table" included in this Annual Report, the total value attached to the vesting of RSUs and options is calculated according to those amounts provided in the columns named "Value of unexercised "in-the-money" options" and "Market or payout value of share-based awards that have not vested" of the table included under the heading entitled "Outstanding share-based awards and option-based awards".

(5)
The aggregate amount disclosed includes an evaluation of the amount that Mr. Lamonde would have been entitled to should a termination of employment without cause have occurred on August 31, 2015 and includes: the base salary, STIP compensation, and total value of RSUs and options that would have vested. The amount for base salary and STIP compensation are calculated according to those amounts provided under the section entitled "Summary Compensation Table" included in this Annual Report; the total value attached to the vesting of RSUs and options are calculated according to those amounts provided in the columns named "Value of unexercised "in-the-money" options" and "Market or payout value of share-based awards that have not vested" of the table included under the heading entitled – "Outstanding share-based awards and option-based awards".

(6)
The aggregate amount disclosed includes an evaluation of the amount that Mr. Lamonde would have been entitled to should a voluntary termination of employment have occurred on August 31, 2015 and includes: the total value of RSUs and options that would have vested. The amount for the total value attached to the vesting of RSUs and options are calculated according to those amounts provided in the columns named "Value of unexercised "in-the-money" options" and "Market or payout value of share-based awards that have not vested" of the table included under the heading entitled "Outstanding share-based awards and option-based awards".

Compensation of Directors

Director Compensation Table

In the financial year ended August 31, 2014, the decision was made to increase the Annual Retainer and eliminate the attendance fees and each Director who was not an employee of the Corporation or any of its subsidiaries received an Annual Retainer as set forth in the following table, payable in a combination of cash and DSUs as chosen by the director pursuant to the DSU Plan. The significant terms of the DSU Plan is described herein under the section entitled "Long-Term Incentive Compensation – Deferred Share Unit Plan".

Annual Retainer for Directors (1)	CA$57,000 (2)	US$47,135 (3)
Annual Retainer for Lead Director	CA$8,000	US$6,615 (3)
Annual Retainer for Audit Committee Chairman	CA$8,000	US$6,615 (3)
Annual Retainer for Audit Committee Members	CA$4,000	US$3,308 (3)
Annual Retainer for Human Resources Committee Chairman	CA$6,000	US$4,962 (3)
Annual Retainer for Human Resources Committee Members	CA$3,000	US$2,481 (3)

(1)	All the Directors elected to receive 50% of their Annual Retainer for Directors in form of DSUs except Mr. Randy E. Tornes who elected to receive 100% of his Annual Retainer in form of DSUs.
(2)	The Annual Retainer for Mr. Pierre-Paul Allard and Mr. Randy E. Tornes is US$57,000 (CA$68,930).
(3)	The compensation information has been converted from Canadian dollars to US dollars based upon an average foreign exchange rate of CA$1.2093 = US$1.00 for the financial year ended August 31, 2015.

In the financial year ended August 31, 2015, the Directors who were not employees of the Corporation earned the following compensation:

Name	Fees Earned (1) ($)	Share-Based Awards ($)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Pierre-Paul Allard	62,788 (US) 75,930 (CA)	–	–	–	–	–	62,788 (US) 75,930 (CA)
François Côté	38,193 (US) 46,186 (CA)	–	–	–	–	–	38,193 (US) 46,186 (CA)
Darryl Edwards	59,538 (US) 72,000 (CA)	–	–	–	–	–	59,538 (US) 72,000 (CA)
Guy Marier (2)	19,699 (US) 23,822 (CA)	–	–	–	–	–	19,699 (US) 23,822 (CA)
Claude Séguin	56,231 (US) 68,000 (CA)	–	–	–	–	–	56,231 (US) 68,000 (CA)
Randy E. Tornes	62,788 (US) 75,930 (CA)	–	–	–	–	–	62,788 (US) 75,930 (CA)

(1)
The compensation information has been converted from Canadian dollars to US dollars based upon an average foreign exchange rate of CA$1.2093 = US$1.00 for the financial year ended August 31, 2015 except for compensation amounts paid to Mr. Pierre-Paul Allard and Mr. Randy E. Tornes which were paid in US dollars for the portion of their annual retainer for Directors. The fees are always payable in cash, but executives are provided the opportunity to elect to exchange all or a portion of their Annual Retainer for Directors into DSUs. The following table identifies the portion of the fees earned by the directors that were paid in DSUs and the portion that were paid in cash.

Name	Fees Earned
	DSUs ($) (i)	Cash ($)	Total ($)
Pierre-Paul Allard (ii)	28,500 (US) 34,465 (CA)	34,288 (US) 41,465 (CA)	62,788 (US) 75,930 (CA)
François Côté (ii)	17,676 (US) 21,375 (CA)	20,517 (US) 24,811 (CA)	38,193 (US) 46,186 (CA)
Darryl Edwards (ii)	23,567 (US) 28,500 (CA)	35,971 (US) 43,500 (CA)	59,538 (US) 72,000 (CA)
Guy Marier (ii)	8,379 (US) 10,133 (CA)	11,320 (US) 13,689 (CA)	19,699 (US) 23,822 (CA)
Claude Séguin (ii)	23,567 (US) 28,500 (CA)	32,664 (US) 39,500 (CA)	56,231 (US) 68,000 (CA)
Randy E. Tornes (iii)	57,000 (US) 68,930 (CA)	5,788 (US) 7,000 (CA)	62,788 (US) 75,930 (CA)

(i)
The estimated value at the time of grant of a DSU is determined based on the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Bank of Canada on the grant date to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars, as required. The value at vesting of a DSU is equivalent to the market value of a Subordinate Voting Share when a DSU is converted to such Subordinate Voting Share.

(ii)	Elected to receive 50% of his Annual Retainer for Directors in form of DSUs.
(iii)	Elected to receive 100% of his Annual Retainer for Directors in form of DSUs.
(2)	Mr. Marier ceased to be a member of the Board of Directors as at January 7, 2015.

Director Incentive Plan Awards

The significant terms of all plan-based awards and non-equity-incentive plan awards, issued or vested, or under which options have been exercised, during the year, or outstanding at the end of the financial year are described herein under section entitled "Compensation Discussion and Analysis – Long-Term Incentive Plan".

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out for each Director of the Corporation all awards outstanding as at August 31, 2015, if any, including awards granted before August 31, 2015.

Name	Outstanding Share-Based Awards (DSUs)
	Number of Shares or Units of Shares that Have Not Vested (#)	Market or Payout Value of Share-Based Awards that Have Not Vested (US$) (1)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed (US$)
Pierre-Paul Allard	40,332	123,416	–
François Côté	4,370	13,372	–
Darryl Edwards	21,778	66,641	–
Guy Marier	653	1,998	–
Claude Séguin	15,316	46,867	–
Randy E. Tornes	32,361	99,025	–

(1)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2015, which was US$3.06 (CA$4.05). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31 2015 using the noon buying rate of the Bank of Canada to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

No Director holds outstanding option-based awards of the Corporation as at August 31, 2015. On September 15, 2015, M. Marier converted his 653 DSUs into 653 Subordinate Voting Shares of the Corporation.

Exercised Share-Based Awards

In the financial year that ended August 31, 2015, none of the DSUs of Directors vested with the exception of Mr. Guy Marier, a former Director, as detailed below and the Directors did not receive any non-equity incentive compensation from the Corporation.

The following table summarizes information about DSUs converted and paid in Subordinate Voting Shares when a Director ceased to be a member of the Board as at November 1, 2015:

Name	Number of DSUs Converted	Aggregate Value Realized (US$) (1)
Guy Marier (2)	49,350	169,889

(1)	The aggregate value realized is equivalent to the market value of the securities underlying the DSUs at conversion.
(2)	Mr. Marier ceased to be a member of the Board of Directors as of January 7, 2015.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth the number of Subordinate Voting Shares of the Corporation issued and outstanding as at August 31, 2015, or that may be issued, under the Corporation's LTIP and Deferred Share Unit Plan, both of which were approved by the Corporation's shareholders.

Plan Category	Number of Securities to Be Issued upon Exercise of Outstanding Options, RSUs and DSUs (#) (a)	Weighted-Average Exercise Price of Outstanding Options, RSUs and DSUs (US$) (b)		Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (#) (c)
LTIP – RSUs	1,299,958	n/a	(1)	1,424,989
LTIP – Options	17,099	4.76
Deferred Share Unit Plan – DSUs	114,810	n/a	(1)

(1)	The value of RSUs and DSUs will be equal to the market value of the Subordinate Voting Shares of the Corporation on the date of vesting.

PERFORMANCE GRAPH

The line graph below compares the cumulative total shareholder return of the Corporation's Subordinate Voting Shares with the cumulative shareholder return of the S&P/TSX Composite Index for the last five (5) financial years ended August 31, 2015. It assumes that the initial value of the investment in the Corporation's Subordinate Voting Shares and in the S&P/TSX Composite Index was CA$100 on September 1, 2010. The bar chart below illustrates the trend in total compensation paid to the NEOs in office during such periods; the CEO and CFO are included in each period but the remaining three (3) named executive officers changed from one period to another. For further information about the identity and compensation of the NEOs, please refer to our previous five (5) Management Proxy Circulars and this Circular under the section "Summary Compensation Table".

The Corporation's Stock Performance
 (September 1, 2010 to August 31, 2015)

	August 31,
	2010	2011	2012	2013	2014	2015
EXFO Subordinate Voting Shares (CA$)	$100	$114	$83	$84	$83	$71
S&P/TSX Composite Index (CA$)	$100	$106	$100	$105	$130	$115
NEOs' total compensation (in millions of CA$)	$2.5	$2.7	$2.5	$2.3	$2.6	$2.6

The line graph above reflects that EXFO underperformed the S&P/TSX Composite Index for the last four years ended August 31, 2015. Total shareholder return for the Corporation increased in financial 2011, but it decreased markedly in 2012, remained relatively stable in 2013 and 2014, and dropped in 2015. Total shareholder return for the Index increased in financial 2011, 2013 and 2014, while it experienced declines in 2012 and 2015. In fact, the Corporation's share price followed the same trend as the Index in 2011, 2012 and 2015; in 2013 and 2014, the Corporation's share price remained stable while the Index increased.

With the ill-effects of the global recession no longer a factor, the Corporation reported record sales and robust earnings in 2011. This superior performance demonstrated the soundness of its growth strategy under adequate market conditions. The Corporation, however, was negatively affected by the debt crisis in Europe in 2012, uneven macro-economic conditions and lower telecom spending in recent years, culminating with the sharp increase of the US dollar versus a basket of currencies like the Canadian dollar and Euro in 2015. The Index, meanwhile, suffered from the European financial crisis in 2012 and lower prices for natural resources in 2015, but it was less perturbed by unsteady macro-economic conditions from 2012 to 2014. Due to the relatively small size of the Corporation and its market capitalization, its Subordinate Voting Shares tend to be more volatile and more severely impacted, either positively or negatively, than the Index.

The bar chart illustrates that over the same five-year period, the total level of compensation received by the NEOs, as expressed in Canadian dollars, followed the Corporation's share price performance in 2011 and 2012, but not in the last three financial years. The following information should be considered when analyzing the chart:
•
The Corporation's share performance improved from the financial year that began on September 1, 2010 to the financial year ended August 31, 2011 and decreased from the financial year that began on September 1, 2011 to the financial year ended August 31, 2012. Total compensation received by the NEOs during these periods was aligned with the respective increase and decrease in the Corporation's share price.

•
Despite the relative stability of the Corporation's share price as at August 31, 2013 compared to the previous financial year, total compensation to the NEOs decreased. This decrease in NEOs compensation reflected financial results below expectations for financial 2013 and consequently was aligned with shareholders' interests.

•
The Corporation's share price remained relatively flat as at August 31, 2014 compared to the previous financial year, but total NEO compensation increased for that year. This can be explained mainly by the progressive adjustment of the CEO's base salary, as he no longer received equity-based compensation, as well as adjustments to align executive compensation with the target compensation positioning offered within a reference market of comparable companies similar in size to the Corporation. This was deemed necessary to maintain a competitive position within the marketplace and retain key executives.

•
The Corporation's share price decreased as at August 31, 2015 compared to the previous financial year, while total NEO compensation as expressed in Canadian dollars remained flat for the same period. It should be noted, however, three out of five NEOs are remunerated in currencies other than the Canadian dollar. On a constant currency basis, total NEO compensation would have decreased by about CA$100,000 year-over-year. As a result, total compensation received by the NEOs for this period was aligned with share price performance.

Total compensation received by the NEOs over the identified period should also be considered with the increase in the Corporation's annual telecom revenues from US$202.8 million for the financial year ended August 31, 2010 to US$222.1 million for the financial year ended August 31, 2015, which represents an increase of 10%. This revenue increase was achieved despite market uncertainty over the last four (4) years and strength of the US dollar during the past year.
Total compensation to NEOs of the Corporation is defined as the aggregate of base salary, short-term compensation and long-term compensation. Base salary is established at the beginning of each financial year, according to recommendations made by the Board of Directors' Human Resources Committee. Short-term compensation, which varies from one year to the next, is contingent upon the achievement of pre-established objectives measured against corporate and individual targets for a given financial year. For more information about short-term compensation, refer to the heading entitled "Short Term Incentive Compensation." Long-term compensation, which is provided in the form of RSUs, vests over a three- to five-year period, depending on the achievement of pre-established corporate goals. For more information about long-term compensation, refer to the heading entitled "Long Term Incentive Plan".
Consequently, base salary and short-term compensation do not necessarily track the market value of our share price. Long-term compensation, however, is directly aligned with share-price performance, since the market value of RSUs is equal to the market value of our shares on any vesting day. Accordingly, the market value of the Corporation's share price will affect the planned value of NEOs' total compensation, thereby partially aligning their experience with that of shareholders.

DIRECTORS AND OFFICER'S LIABILITY INSURANCE

The Corporation maintains insurance protection against liability incurred by its officers and directors as well as those of its subsidiaries in the performance of their duties. The entire premium, amounting to US$103,000 from September 30, 2015 to September 30, 2016, is paid by the Corporation. The aggregate limit of liability in respect of any and all claims is US$10 million per year, subject to a deductible of US$250,000. A separate excess director and officer liability policy with aggregate limit of US$5 million provides broad form side A coverage, featuring difference-in-conditions (DIC) drop-down coverage that fills in potential coverage gaps that may exist under restrictive or unresponsive underlying insurance. This specific policy provides coverage for personal directors and officers liability if the organization fails or refuses to indemnify, or is financially unable to do so, or is prevented by law from indemnifying and will also respond if the primary D&O policy limit is consumed.

REPORT ON CORPORATE GOVERNANCE PRACTICES
Corporate Governance Developments in Canada
In January 2004, the Canadian Securities Administrators (the "CSA") adopted Multilateral Instrument 52-110—Audit Committees, which was amended as of January 1, 2011 ("MI 52‑110"). MI 52‑110 sets forth certain requirements regarding Audit Committee composition and responsibilities, as well as reporting obligations with respect to audit-related matters. The disclosure of the MI 52-110 requirements is included in our 2015 Annual Information Form on Form 20-F under Exhibit 11.5 (Audit Committee Charter), Items 6.A (Directors and Senior Management) and 16.C (Principal Accountant Fees and Services) available as described below. For the composition of the Audit committee, refer to the table provided under heading "Nominees for Election as Directors and their Beneficial Ownership of Voting Securities".
Effective June 30, 2005, the CSA also adopted National Instrument 58-101—Disclosure of Corporate Governance Practices ("NI 58‑101") and National Policy 58‑201—Effective Corporate Governance ("NP 58‑201" and, together with MI 52‑110, the "CSA Corporate Governance Standards"). NP 58‑201 provides guidance to Canadian issuers with respect to corporate governance practices, while NI 58‑101 requires issuers to make certain disclosures regarding their governance practices. The CSA Corporate Governance Standards, particularly NI 58‑101 and NP 58‑201, have replaced the former guidelines of the Toronto Stock Exchange that had, prior to the coming into force of the CSA Corporate Governance Standards, served as the primary source of codified recommendations in respect of corporate governance practices in Canada.
EXFO's Corporate Governance Practices
In accordance with NI 58‑101, we are required to disclose information with respect to our system of corporate governance. Over the past few years, we have undertaken a comprehensive review of our corporate governance practices in order to best comply with and, whenever practicable, exceed the CSA Standards.
We adopted in March 2005 and are updating on a regular basis a number of charters and policies, including an Audit Committee Charter, a Board of Directors Corporate Governance Guidelines, a Code of Ethics for our Principal Executive Officer and Senior Financial Officers, a Disclosure Guidelines, an Ethics and Business Conduct Policy, a Human Resources Committee Charter, a Securities Trading Policy and a Statement on Reporting Ethical Violations (Whistleblower Policy). We adopted in October 2006 a policy regarding Hiring Employees and Former Employees of Independent Auditor. We adopted in June 2011 an Independent Members Committee Charter. We also adopted in October 2011 a majority voting policy for the election of our Directors. We amended in October 2012 the Human Resources Committee Charter in order to expressly reflect the responsibility of the Human Resources Committee to conduct an annual assessment of the risks associated with the Corporation's executive compensation policies and procedures.

We amended in January 2013 and in October 2014 the Human Resources Committee Charter in order to respectively receive and discuss suggestions from shareholders for potential Directors' nominees and to adapt it to the latest NASDAQ Rules on compensation committee along with an update on the nomination of Directors process. We adopted in January 2013 a Policy Regarding Conflict Minerals. We amended our Ethics and Business Conduct Policy and our Statement on Reporting Ethical Violations (Whistleblower Policy) in June 2013 and adopted in September 2013 the Agent Code of Conduct to formalize our anti-corruption compliance program. We adopted also in September 2013 a Director share Ownership Policy. We also amended in October 2014 the Audit Committee Charter in order to harmonize its terminology with MI 52-110. We are also implementing best practices such as Best Practice regarding the Granting Date of Stock Incentive Compensation and the establishment of guidelines regarding the filing and disclosure of material contracts. We refer to our Board of Directors and Committee Charters as our "Corporate Governance Rules".
We are of the view that adopting and implementing good corporate governance practices is a cornerstone of our corporate and management practices and policies and that our existing corporate governance practices already meet the prevailing corporate governance standards. We further believe that the measures we have adopted with respect to corporate governance comply substantially with the CSA Standards.
We encourage our shareholders to consult our Corporate Governance Rules and Ethics and Business Conduct Policy available on our website (www.EXFO.com) and also available in print to any shareholder who requests copies by contacting our Corporate Secretary.
Our 2015 Annual Information Form on Form 20-F (also filed with the Securities and Exchange Commission ("SEC"), which will be available on or before November 27, 2015 and which may be obtained free of charge upon request to the Corporate Secretary or at www.sedar.com in Canada or www.sec.gov/edgar.shtml in the U.S., will also contain certain information with respect to our corporate governance practices.
We are dedicated to updating our corporate governance practices on an ongoing basis in order to respond to the evolution of best practices. We and our Board of Directors are of the view that our corporate governance practices, as summarized in the Schedule A attached to this Management Proxy Circular, are in substantial compliance with the CSA Corporate Governance Standards. Copies of our Corporate Governance Rules and all related policies (including those mentioned above) are available on our website (www.EXFO.com) as mentioned in Schedule A.
ADDITIONAL INFORMATION
Additional information relating to the Corporation is on SEDAR at www.sedar.com. The Corporation shall provide to any person or company, free of charge upon request to the Corporate Secretary of the Corporation, at 400 Godin Avenue, Quebec, Province of Quebec, Canada, G1M 2K2, phone number (418) 683-0913 ext. 23704 or fax number (418) 683-9839:
(a)
one (1) copy of the Annual Report on Form 20-F of the Corporation filed with the SEC in the United States pursuant to the Securities Exchange Act of 1934, and with securities commissions or similar authorities;

(b)
one (1) copy of the consolidated financial statements and the Auditors report thereon as well as the Management's discussion and analysis of financial condition and results of operations of the Corporation for its most recently completed financial year, included in the Annual Report on Form 20-F of the Corporation and one (1) copy of any interim consolidated financial statements of the Corporation subsequent to the consolidated financial statements for its most recently completed financial year;

(c)	one (1) copy of this Management Proxy Circular.

Additional information relating to the Corporation is also included in the Corporation's Annual Report on Form 20-F for the year ended August 31, 2015. The consolidated audited annual financial statements, the report of the auditor and Management's discussion and analysis is being mailed to shareholders, pursuant to applicable legislation, with the Notice of Meeting and this Management Proxy Circular. Additional copies of the above mentioned documents are available on SEDAR at www.sedar.com in Canada or www.sec.gov/edgar.shtml in the U.S., and may be obtained free of charge from the Corporation upon request and will be available at the Meeting or on the Corporation website (www.EXFO.com) under the Investors Section.
DIRECTORS' APPROVAL
The contents and the sending of this Management Proxy Circular have been approved by the Directors of the Corporation.
DATED at Quebec, Province of Quebec, Canada, this 1st day of November, 2015.

/s/ Benoit Ringuette
Benoit Ringuette
Corporate Secretary
EXFO INC.
400 Godin Avenue
Quebec, Province of Quebec, Canada, G1M 2K2

SCHEDULE A

CSA Guidelines			EXFO's Corporate Governance Practices
1.	Board of Directors
	(a)	Disclose the identity of directors who are independent.
The following directors are independent:

Mr. Pierre-Paul Allard
Mr. François Côté (Director since January 8, 2015)
Mr. Darryl Edwards
Mr. Guy Marier (Director until January 7, 2015)
Mr. Claude Séguin
 Mr. Randy E. Tornes

	(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.
Mr. Germain Lamonde – non-independent – is President and Chief Executive Officer of the Corporation and the majority shareholder of the Corporation as he has the ability to exercise a majority of the votes for the election of the Board of Directors.

(c)
Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.

The majority of directors are independent: From September 1, 2014 to November 1, 2015, 5 out of 6.
	(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	François Côté is presently a member of the board of directors of Lumenpulse Inc., a reporting issuer.
(e)
Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The independent Directors hold as many meetings as needed annually and any Director may request a meeting at any time. From September 1, 2014 and to November 1, 2015 five (5) meetings of independent Directors without Management occurred.

In June 2011, an Independent Members Committee Charter was adopted.

(f)
Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Chair of the Board of Directors (being the majority shareholder) is not an independent Director. Since 2002, the Corporation has named an independent director to act as "Lead Director". Mr. Darryl Edwards has been acting as the independent "Lead Director" of the Corporation since January 2013.

The Lead Director is an outside and unrelated Director appointed by the Board of Directors to ensure that the Board of Directors can perform its duties in an effective and efficient manner independent of Management. The appointment of a Lead Director is part of the Corporation's ongoing commitment to good corporate governance. The Lead Director will namely:

		●	provide independent leadership to the Board of Directors;
		●	select topics to be included in the Board of Directors meetings;
		●	facilitate the functioning of the Board of Directors independently of the Corporation's Management;
		●	maintain and enhance the quality of the Corporation's corporate governance practices;
		●	in the absence of the Executive Chair, act as chair of meetings of the Board of Directors;
		●	recommend, where necessary, the holding of special meetings of the Board of Directors;
		●	serve as Board of Directors ombudsman, so as to ensure that questions or comments of individual directors are heard and addressed;
●
manage and investigate any report received through the Corporation website pursuant to the Corporation's Statement on reporting Ethical Violations, Ethics and Business Conduct Policy and Agent Code of Conduct; and

		●	work with the Board of Directors to facilitate the process for developing, monitoring and evaluating specific annual objectives for the Board of Directors each year.
(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.	The table below indicates the Directors' record of attendance at meetings of the Board of Directors and its committees during the financial year ended August 31, 2015:
Director	Board Meetings Attended	Audit Committee Meetings Attended	Human Resources Committee Meetings Attended	Independent Directors Meetings Attended	Total Board and Committee Meetings Attendance Rate
Lamonde, Germain	6 of 6	n/a	n/a	n/a	100%
Allard, Pierre-Paul	5 of 6	4 of 4	4 of 4	4 of 4	94%
Côté, François	3 of 3	2 of 2	2 of 2	2 of 2	100%
Edwards, Darryl	6 of 6	4 of 4	3 of 4	4 of 4	94%
Marier, Guy	2 of 3	1 of 2	1 of 2	1 of 2	56%
Séguin, Claude	5 of 6	4 of 4	3 of 4	3 of 4	83%
Tornes, Randy E.	6 of 6	4 of 4	4 of 4	4 of 4	100%
Attendance Rate:	92%	95%	85%	90%	91%

2.	Board Mandate – Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.
	(a)	Assuring the integrity of the executive officers and creating a culture of integrity throughout the organization.
The Board of Directors is committed to maintaining the highest standards of integrity throughout the organization. Accordingly, the Board of Directors adopted an Ethics and Business Conduct Policy and a Statement on Reporting Ethical Violations (Whistleblower Policy) which are available on the Corporation's website (www.EXFO.com) to all employees and initially distributed to every new employees of the Corporation.

	(b)	Adoption of a strategic planning process.
The Board of Directors provides guidance for the development of the strategic planning process and approves the process and the plan developed by Management annually. In addition, the Board of Directors carefully reviews the strategic plan and deals with strategic planning matters that arise during the year.

	(c)	Identification of principal risks and implementing of risk management systems.	The Board of Directors works with Management to identify the Corporation's principal risks and manages these risks through regular appraisal of Management's practices on an ongoing basis.
	(d)	Succession planning including appointing, training and monitoring senior management.
The Human Resources Committee is responsible for the elaboration and implementation of a succession planning process and its updates as required. The Human Resources Committee is responsible to monitor and review the performance of the Chief Executive Officer and that of all other senior officers.

	(e)	Communications policy.
The Chief Financial Officer of the Corporation is responsible for communications between Management and the Corporation's current and potential shareholders and financial analysts. The Board of Directors adopted and implemented Disclosure Guidelines to ensure consistency in the manner that communications with shareholders and the public are managed. The Audit Committee reviews press releases containing the quarterly results of the Corporation prior to release. In addition, all material press releases of the Corporation are reviewed by the President and Chief Executive Officer, Chief Financial Officer, Investor Relations Manager, Director of Financial Reporting and Accounting and General Counsel. The Disclosure Guidelines have been established in accordance with the relevant disclosure requirements under applicable Canadian and United States securities laws.

	(f)	Integrity of internal control and management information systems.
The Audit Committee has the responsibility to review the Corporation's systems of internal controls regarding finance, accounting, legal compliance and ethical behavior. The Audit Committee meets with the Corporation's external auditors on a quarterly basis. Accordingly, the Corporation fully complies with Sarbanes-Oxley Act requirements within the required period of time.

(g)	Approach to corporate governance including developing a set of corporate governance principles and guidelines that are specifically applicable to the issuer.
The Board of Directors assumes direct responsibility for the monitoring of the Board of Director's corporate governance practices, the functioning of the Board of Directors and the powers, mandates and performance of the committees. These responsibilities were previously assumed by the Human Resources Committee. Accordingly, the Board of Directors adopted the following policies to fully comply with these responsibilities, which are updated on a regular basis as required:

		Policy	Adopted	Amendments
		Audit Committee Charter*	March 2005	November 2011 (French version only) October 2014
		Board of Directors Corporate Governance Guidelines*	March 2005
		Code of Ethics for our Principal Executive Officer and Senior Financial Officers*	March 2005
		Disclosure Guidelines	March 2005	May 2005 August 2008
		Ethics and Business Conduct Policy*	March 2005	June 2013
		Human Resources Committee Charter*		September 2006 October 2012 January 2013 October 2014
		Securities and Trading Policy	March 2005
		Statement on Reporting Ethical Violations (Whistleblower Policy)*	March 2005	June 2013
		Policy Regarding Hiring Employees and Former Employees of Independent Auditors*	October 2006
		Best Practice Regarding the Granting Date of Stock Incentive Compensation	April 2007
		Guidelines Regarding the Filing and Disclosure of Material Contracts	October 2008
		Independent Committee Charter	June 2011
		Majority Voting Policy*	October 2011
		Policy Regarding Conflict Minerals*	January 2013
		Agent Code of Conduct*	September 2013
		Director Share Ownership Policy*	September 2013
*Available on the Corporation's website (www.EXFO.com).

The Board of Directors adopted in October 2011 a Majority Voting Policy for the election of Directors. In October 2012 in order to expressly reflect the responsibility of the Human Resources Committee to conduct an annual assessment of the risks associated with the Corporation's executive compensation policies and procedures, the Board of Directors amended the Human Resources Committee Charter. The Board of Directors amended in January 2013 the Human Resources Committee Charter to include within the Human Resources Committee's mandate the responsibility to receive and discuss suggestions from shareholders for potential director's nominees. Also in January 2013, the Board of Directors adopted a Policy Regarding Conflict Minerals. In the course of formalizing its anti-corruption compliance program, the Board of Directors amended the Ethics and Business Conduct Policy and the Statement on Reporting Ethical Violations (Whistleblower Policy) in June 2013 and also adopted in September 2013 the Agent Code of Conduct. In September 2013, the Board of Directors integrated a governance best practice by adopting a Director Share Ownership Policy.

The Board of Directors amended in October 2014 the Human Resources Committee Charter in order to adapt it to the latest NASDAQ Rules on compensation committees along with an update on the nomination of Directors process and the Audit Committee Charter in order to harmonize its terminology with MI 52-110.

	(h)	Expectations and responsibilities of Directors, including basic duties and responsibilities with respect to attendance at board meetings and advance review of meeting materials.
The Board of Directors is also responsible for the establishment and functioning of all of the Board of Directors' committees, their compensation and their good standing. At regularly scheduled meetings of the Board of Directors, the Directors receive, consider and discuss committee reports. The Directors also receive in advance of any meeting, all documentation required for the upcoming meetings and they are expected to review and consult this documentation.

3.	Position Descriptions
(a)
Disclose whether or not the board has developed written position descriptions for the chair of the board and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

There is no specific mandate for the Board of Directors, however the Board of Directors is, by law, responsible for managing the business and affairs of the Corporation. Any responsibility which is not delegated to senior Management or to a committee of the Board of Directors remains the responsibility of the Board of Directors. Accordingly, the chair of the Board of Directors, of the Audit Committee and of the Human Resources Committee will namely:

				●	provide leadership to the Board of Directors or Committee;
				●	ensure that the Board of Directors or Committee can perform its duties in an effective and efficient manner;
				●	facilitate the functionary of the Board of Directors or Committee; and
				●	promote best practices and high standards of corporate governance.
(b)
Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

No written position description has been developed for the CEO. The President and Chief Executive Officer, along with the rest of Management placed under his supervision, is responsible for meeting the corporate objectives as determined by the strategic objectives and budget as they are adopted each year by the Board of Directors.

4.	Orientation and Continuing Education
	(a)	Briefly describe what measures the board takes to orient new directors regarding
		i.	the role of the board, its committees and its directors; and	The Human Resources Committee Charter foresees that the Human Resources Committee maintains an orientation program for new Directors.
		ii.	the nature and operation of the issuer's business.
Presentations and reports relating to the Corporation's business and affairs are provided to new Directors. In addition, new Board of Directors members meet with senior Management of the Corporation to review the business and affairs of the Corporation.

(b)
Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Human Resources Committee Charter foresees that the Human Resources Committee maintains a continuing education program for Directors. In June 2011, the independent Directors of the Corporation attended a training session that concerned executive compensation and related governance developments. In January 2012, the independent Directors of the Corporation attended a presentation on the Corporation given by an executive and a product and marketing presentation. In March 2012, the independent directors of the Corporation attended a presentation on the investors' perception of the Corporation given by a market specialist and a presentation on the Corporation from an executive. In June 2012, the independent Directors of the Corporation attended a presentation on the competitive view of the Corporation's competition given by a sales executive of the Corporation and a presentation on market analysis given by an executive of a significant customer. In March 2013, the independent Directors of the Corporation attended a presentation on the Corruption of Foreign Public Officials Act given by PricewaterhouseCoopers LLP. In March 2014, the independent Directors of the Corporation attended a presentation on directors' fiduciary duty by Fasken Martineau DuMoulin LLP. In March 2015, the Directors of the Corporation attended a presentation on directors' fiduciary duty in a controlled environment and on Corporate Governance by Norton Rose Fulbright LLP.

5.	Ethical Business Conduct
	(a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:
The Corporation is committed to maintaining the highest standard of business conduct and ethics. Accordingly, the Board of Directors updated and established (i) a Board of Directors Corporate Governance Guidelines, (ii) a Code of Ethics for our Principal Executive Officer and senior Financial Officers, (iii) an Ethics and Business Conduct Policy and (iv) a Statement on Reporting Ethical Violations (Whistleblower Policy) which are available on the Corporation's website (www.EXFO.com).

		i.	disclose how a person or company may obtain a copy of the code;
		ii.	describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and
The Board of Directors will determine, or designate appropriate persons to determine, appropriate actions to be taken in the event of a violation of the Code of Ethics for our Principal Executive Officer and senior Financial Officers. Someone that does not comply with this Code of Ethics will be subject to disciplinary measures, up to and including discharge from the Corporation. Furthermore, a compliance affirmation must be filled in a written form agreeing to abide by the policies of the Code of Ethics.

iii.
provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.
No material change report has been required or filed during our financial year ended August 31, 2015 with respect to any conduct constituting a departure from our Code of Ethics.

(b)
Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Activities that could give rise to conflicts of interest are prohibited. Members of the Board of Directors should contact the Lead Director or in-house legal counsel regarding any issues relating to possible conflict of interest. If such event occurs, the implicated Board of Directors member will not participate in the meeting and discussion with respect to such possible conflict of interest and will not be entitled to vote on such matter. Senior executives should also contact the in-house legal counsel regarding any issues relating to possible conflict of interest.

	(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.
The Corporation has instituted and follows a "Whistleblower Policy" where each member of the Board of Directors as well as any senior officer, every employee of the Corporation and any person is invited and encouraged to report anything appearing or suspected of being non-ethical to our Lead Director, in confidence. The Lead Director has the power to hire professional assistance to conduct an internal investigation should he so fell it is required.

6.	Nomination of Directors
	(a)	Describe the process by which the board identifies new candidates for board nomination.
The Board of Directors adopted and implemented a Human Resources Committee Charter which integrates the Compensation Committee Charter and the Nominating and Governance Committee Charter. The Human Resources Committee is responsible for nomination, assessment and compensation of directors and Officers.

More specifically, the Human Resources committee, which is comprised entirely of independent Directors, is responsible for participating in the recruitment and recommendation of new candidates for appointment or election to the Board. When considering a potential candidate, the Human Resources Committee considers the qualities and skills that the Board, as a whole, should have and assesses the competencies and skills of the current members of the Board. Based on the talent already represented on the Board, the Human Resources Committee then identifies the specific skills, personal qualities or experiences that a candidate should possess in light of the opportunities and risks facing the Corporation. Potential candidates are screened to ensure that they possess the requisite qualities, including integrity, business judgment and experience, business or professional expertise, independence from Management, international experience, financial literacy, excellent communications skills and the ability to work well with the Board and the Corporation. The Human Resources Committee considers the existing commitments of a potential candidate to ensure that such candidate will be able to fulfill his or her obligations as a Board member.

The Human Resources Committee maintains a list of potential director candidates for its future consideration and may engage outside advisors to assist in identifying potential candidates. The Human Resources Committee also considers recommendations for director nominees submitted by the Corporation's shareholders, officers, Directors and senior Management.

(b)
Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Human Resources Committee consists of five (5) members all of whom are independent Directors. The Chairman of the Human Resources Committee was Mr. Guy Marier until January 7, 2015. Since then, Mr. François Côté is the Chairman of the Human Resources Committee.

The Human Resources Committee Charter foresees:

●
recommending a process for assessing the performance of the Board of Directors as a whole, the Chair of the Board of Directors and the Committee chairs and the contribution of individual Directors, and seeing to its implementation;

	(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	●
recommending the competencies, skills and personal qualities required on the Board of Directors in order to create added value, taking into account the opportunities and risks faced by the Corporation and subsequently identifying and recommending to the Board of Directors.

7.	Compensation
	(a)	Describe the process by which the board determines the compensation for the issuer's directors and officers.
The Human Resources Committee reviews periodically compensation policies in light of market conditions, industry practice and level of responsibilities. Only independent Directors are compensated for acting as a Director of the Corporation.

(b)
Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Human Resources Committee consists of five (5) members all of who are independent Directors. The Chairman of the Human Resources Committee was Mr. Guy Marier until January 7, 2015. Since then, Mr. François Côté is the Chairman of the Human Resources Committee.

	(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The Human Resources Committee Charter foresees that such committee shall:
●
review and approve on an annual basis with respect to the annual compensation of all senior officers which namely includes the assessment of risks associated with the compensation of such senior officers;

●
review and approve, on behalf of the Board of Directors or in collaboration with the Board of Directors as applicable, on the basis of the attribution authorized by the Board of Directors, to whom options to purchase shares of the Corporation, RSUs or DSUs shall be offered as the case may be and if so, the terms of such options, RSUs or DSUs in accordance with the terms of the Corporation's LTIP or the Deferred Share Unit Plan provided that no options, RSUs or DSUs shall be granted to members of this committee without the approval of the Board of Directors;

		●	recommend to the Board of Directors from time to time the remuneration to be paid by the Corporation to Directors;
		●	make recommendations to the Board of Directors with respect to the Corporation's incentive compensation plans and equity-based plans.
8.	Other Board Committees – If the board has standing committees other than the audit, compensation and nominating committees identify the committees and describe their function.	The Board of Directors has no other standing committee.
9.
Assessments – Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Board of Directors assumes direct responsibility for the monitoring of the Board of Directors' corporate governance practices, the functioning of the Board of Directors and the powers, mandates and performance of the Human Resources Committee. The Human Resources Committee, composed solely of independent Directors, initiates a self-evaluation of the Board of Directors' performance on an annual basis. Questionnaires are distributed to each independent director for the purpose of evaluation the Board of Directors' responsibilities and functions and the performance of the Board of Directors' Committees. The results of the questionnaires are compiled on a confidential basis to encourage full and frank commentary and are discussed at the next regular meeting of the Human Resources Committee or independent Board of Directors members meeting.

10.
Director Term Limits and Other Mechanisms of Board Renewal – Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.

The Corporation does not have a policy that limits the term of the directors on its board. The Board has determined that the term limit of the director's mandate or the mandatory retirement age is not essential in part, because Board renewal has not been a challenge for the Corporation in recent years. Specifically, the average tenure of the current independent directors is low, at approximately three (3) years and a half (forty-two (42) months). Historically, the average tenure of the independent directors that served on the Board of Directors since 2000 is nine (9) years and four (4) months.  In addition, the Corporation seeks to avoid losing the services of a qualified director with experience and in-depth knowledge of the Corporation through the imposition of an arbitrary term limit but is of the opinion however that a balance between long‐term directors and new directors who bring a different experience and new ideas is essential.

The Human Resources Committee initiates a self-evaluation of the Board of Director's performance on an annual basis. This evaluation is an alternative mechanism for renewing the terms of the Directors serving on its Board of Directors. The annual review process of the overall efficiency of the Board of Directors and Committees as a whole and of Committee members and Directors on an individual basis, remains the best way of ensuring that the skills required are well represented within the Board of Directors.

11.	Policies Regarding the Representation of Women on the Board
	(a)	Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.
The Corporation does not have any written policy regarding the identification and nomination of women directors as it did not deem it necessary and its focus is on the recruitment of candidates with the specific skills, personal qualities and experiences to add the highest value to the Board, rather than on the gender or other personal characteristics of particular candidates.

	(b)	If an issuer has adopted a policy referred to in (a), disclose the following in respect of the policy:		The Corporation does not have a written policy.
		i.	a short summary of its objectives and key provisions,
		ii.	the measures taken to ensure that the policy has been effectively implemented,
		iii.	annual and cumulative progress by the issuer in achieving the objectives of the policy, and
		iv.	whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.
12.
Consideration of the Representation of Women in the Director Identification and Selection Process – Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer's reasons for not doing so.

The Human Resources Committee does not specifically consider the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board. In the context of such process, it considers the then current Board composition and anticipated competencies required so as to add the highest value to the Board. See Heading 6 "Nomination of Directors" on page 122 of this Annual Report for a description of the process adhered to by the Corporation to select director candidates.

13.
Consideration Given to the Representation of Women in Executive Officer Appointments – Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer's reasons for not doing so.

The Corporation is focused on finding executive talent to grow and expand its business. As such, it focuses on recruiting and retaining executive talent needed to develop and implement the Corporation's strategy, objectives and goals without regard for the gender or other personal characteristics of particular candidates for executive officer positions.

14.	Issuer's Targets Regarding the Representation of Women on the Board and in Executive Officer Positions
(a)
For purposes of this Item, a "target" means a number or percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer's board or in executive officer positions of the issuer by a specific date.

	(b)	Disclose whether the issuer has adopted a target regarding women on the issuer's board. If the issuer has not adopted a target, disclose why it has not done so.
The Corporation does not have a target of women on the Board of Directors because it does not believe that any candidate for membership to the Board of Directors should be chosen nor excluded solely or largely because of gender or other personal characteristics. In selecting director nominee, the Corporation considers the skills, expertise and background that would complement the existing Board.

	(c)	Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.
The Corporation has not adopted a target regarding women in executive officer positions of the Corporation. The Corporation considers candidates based on their qualifications, personal qualities, business background and experience, and does not feel that targets necessarily result in the identification or selection of the best candidates.

	(d)	If the issuer has adopted a target referred to in either (b) or (c), disclose:
		i.	the target, and
		ii.	the annual and cumulative progress of the issuer in achieving the target.

15.	Number of Women on the Board and in Executive Officer Positions
	(a)	Disclose the number and proportion (in percentage terms) of directors on the issuer's board who are women.	Even though the Corporation did have a woman member of the Board in the past, currently, none of the Corporation's Board members are women (0%).
	(b)	Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.	Even though the Corporation did have women as executive officers in the past, currently, none of the Corporation's executive officers are women (0%).